                                                As Filed Pursuant to Rule 424(a)
                                                Registration No. 333-86609


The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                Subject to Completion. Dated September 22, 1999.
                               18,000,000 Shares

                                 AMDOCS LIMITED

                                Ordinary Shares

LOGO

                             ----------------------

     All of the ordinary shares in the offering are being sold by the selling shareholder identified in this prospectus. Amdocs will not receive any of the proceeds from the sale of the ordinary shares.

     The ordinary shares are listed on the New York Stock Exchange under the symbol "DOX." The last reported sale price of the ordinary shares on September 21, 1999 was $23.00 per share.

     See "Risk Factors" on page 9 to read about factors you should consider before buying the ordinary shares.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              Per Share    Total
                                                              ---------    -----
Initial price to public.....................................    $          $

Underwriting discount.......................................    $          $

Proceeds, before expenses, to the selling shareholder.......    $          $

     To the extent that the underwriters sell more than 18,000,000 ordinary shares, the underwriters have the option to purchase up to an additional 2,700,000 shares from the selling shareholder at the initial price to public less the underwriting discount.

                             ----------------------

     The underwriters expect to deliver the shares against payment in New York,
New York on           , 1999.

GOLDMAN, SACHS & CO.
              BANC OF AMERICA SECURITIES LLC
                             DEUTSCHE BANC ALEX. BROWN
                                         LEHMAN BROTHERS
                                                  PRUDENTIAL SECURITIES
                             ----------------------
                    Prospectus dated                , 1999.

     The inside front cover pages contain the following:

     * Amdocs Logo with text and pictures of telecommunications users superimposed upon a globe of the Earth. Text: Business Support Systems Solutions for the Telecommunications Industry.

     * Amdocs Logo with text and a graphical representation of the different components that comprise Amdocs' customer care and billing platform.
       Text: Customer Care and Billing Platform. Comprehensive Customer Care and Billing Platform supporting wireline, wireless and multi-service convergence telecom carriers.

                      ENFORCEABILITY OF CIVIL LIABILITIES

     We are incorporated under the laws of the Island of Guernsey ("Guernsey"). Several of our directors and officers named herein are not residents of the United States, and a significant portion of our assets and the assets of those persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons or to enforce against them in U.S. courts judgments predicated upon the civil liability provisions of the laws of the United States, including the federal securities laws. We have irrevocably appointed Amdocs, Inc., one of our U.S. subsidiaries, as our agent to receive service of process in any action against us in any Federal court or court of the State of New York arising out of the offering and sale of securities in connection with this prospectus.

     We have been advised by Carey Langlois, our Guernsey counsel, that there is doubt as to the enforceability against our directors and officers in Guernsey, whether in original actions in a Guernsey court or in actions in a Guernsey court for the enforcement of judgments of a U.S. court, of civil liabilities predicated solely upon the laws of the United States, including the federal securities laws. However, subject to certain time limitations, Guernsey courts may base original actions in Guernsey on foreign final executory judgments, including those of the United States, for liquidated amounts in civil matters, obtained after completion of due process before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Guernsey) which recognizes and enforces similar Guernsey judgments, provided that:

     - adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

     - such judgments or the enforcement thereof are not contrary to the law, public policy, security or sovereignty of Guernsey;

     - such judgments were not obtained by fraudulent means and do not conflict with any other valid judgment in the same matter between the same parties; and

     - an action between the same parties in the same matter is not pending in any Guernsey court at the time the lawsuit is instituted in the foreign court.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the ordinary shares being sold in this offering and our financial statements and notes to those financial statements appearing elsewhere in this prospectus. Unless otherwise indicated, all information in this prospectus assumes the underwriters' option to purchase additional shares in the offering will not be exercised. See "Description of Share Capital" and "Underwriting". References in this prospectus to "Amdocs," "we," "our," "us" and the "Company" refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors. References to "dollars" or $ are to United States dollars.

     Unless otherwise stated, all references in this prospectus to ordinary shares are to both voting and nonvoting ordinary shares, all references to percentage ownership of our ordinary shares exclude the effect of the ordinary shares being offered by this prospectus and all references to ordinary voting and nonvoting share ownership, as expressed in percentages, are as of September 20, 1999.

                                     AMDOCS

     We are a leading provider of product-driven information system solutions to major telecommunications companies in North America, Europe and around the world. Our Business Support Systems consist of families of products designed to meet the mission-critical needs of specific market sectors. We provide integrated, comprehensive customer care and billing systems for wireline and wireless network operators and service providers. We also provide customer care and billing systems to companies that offer multiple service packages, commonly referred to as convergent services, such as local, long distance, international, data, Internet, Voice Over Internet Protocol, cellular, personal communications services and paging. In addition, we provide a full-range of directory sales and publishing systems to publishers of both traditional printed yellow page and white page directories and Internet directories.

     Since the inception of our business in 1982, we have concentrated on providing software products and services to major telecommunications companies. By focusing on this market, we believe that we have been able to develop the innovative products and the industry expertise, project management skills and technological competencies required for the advanced, large-scale, specifications-intensive system projects typical of the telecommunications industry. Our customer base includes the largest local exchange service providers in the United States, major foreign network operators and service providers such as Deutsche Telekom (Germany), Vodafone Group (United Kingdom), Mannesmann (Germany) and Telstra (Australia) and emerging market leaders.

     We believe that our total solutions orientation, product functionality and quality personnel permit us to offer effective solutions to our customers that are both highly innovative and reliable. Our software products are based on an advanced multi-tier client-server architecture that provides the flexibility and scalability needed by major companies in the highly competitive and rapidly growing telecommunications industry. We have developed an extensive library of Business Support System software products, providing comprehensive support for the various types of telecommunications operations. Core elements include customer care, order management, call rating, invoice calculation, bill formatting, collections, fraud management and directory publishing. Our products have also been configured to support the growing trend for communications companies to provide convergent wireline and wireless services. We also offer our customers a range of support services to provide a complete systems solution. These services include software customization to address each customer's specific requirements, as well as implementation support, system integration, maintenance, ongoing support and outsourcing services.

     The telecommunications industry is undergoing rapid and fundamental changes due to the increased demand for telecommunications services, deregulation, privatization and technological advancements. These changes are creating opportunities for new entrants to provide both traditional and new types of services, including Internet, Voice over Internet Protocol telephony, Internet directories, data and convergent services. In this environment, telecommunications service providers increasingly need to compete for customers by providing service and product offerings that are differentiated by factors such as service quality, advanced features, rapid implementation of new services, technological innovation and price.

     As a result of these developments, many telecommunications companies are seeking a new generation of information systems to support their operations and to be more competitive. In addition, many new and existing service providers do not have the financial or human resources or technological capability to internally develop efficient, flexible, cost-effective information systems on a timely basis. Moreover, as many telecommunications companies strive to become more consumer oriented, they are concentrating their efforts and resources on marketing to consumers and expanding their service offerings and many are turning to third party vendors for their information systems. All of these factors create significant opportunities for us to provide information system solutions.

     We derive our revenue principally from:

     - the sale of our Business Support System products and related services, including license fees and customization and implementation services, and

     - recurring revenue from ongoing maintenance, support, outsourcing and related services provided to our customers and to a lesser degree, from incremental license fees resulting from increases in a customer's subscribers.

     Customer care and billing systems and related services accounted for $325.4 million or 73.3% of our revenue for the nine months ended June 30, 1999 and $251.8 million or 62.4% of our revenue for the year ended September 30, 1998. Directory sales and publishing systems and related services and other activities accounted for $118.8 million or 26.7% of our revenue for the nine months ended June 30, 1999 and $151.9 million or 37.6% of our revenue for the year ended September 30, 1998.

     As of July 31, 1999, we had approximately 4,900 full-time equivalent employees, of which approximately 4,300 were software and information technology specialists engaged in research, development, maintenance and support activities. Our Israeli subsidiary employs over 2,900 software and information technology specialists and operates our largest development facility. In the United States, our main sales and development center is located in St. Louis, Missouri. The executive offices of our principal subsidiary in the United States are located at 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, and the telephone number at that location is (314) 212-8328.

                              RECENT DEVELOPMENTS

     On September 3, 1999, we signed an agreement to acquire International Telecommunication Data Systems, Inc., or ITDS, in a stock-for-stock merger transaction having an estimated total purchase price of approximately $181.5 million (excluding the fair value of vested stock options and estimated transaction costs). ITDS is a leading provider of billing and customer care service bureau solutions to wireless telecommunication service providers. ITDS' revenue and net loss for its fiscal year ended December 31, 1998 were $115.5 million and $3.9 million, respectively. For the six months ended June 30, 1999, ITDS' revenue and net income were $68.6 million and $8.7 million, respectively.

                                  THE OFFERING

Shares offered by the
selling shareholder........  18,000,000 shares

Shares to be outstanding
after the offering.........  198,800,024(1)

Use of proceeds............  We will not receive any of the proceeds from the sale of the shares.

NYSE symbol................  DOX
---------------
(1) Based on ordinary shares outstanding as of September 20, 1999. Does not include (i) approximately 6,111,000 ordinary shares reserved for issuance upon the exercise of stock options that have been granted through July 31, 1999 under our stock option plan and (ii) approximately 489,000 ordinary shares to be reserved for future issuance of stock options under our stock option plan.

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") and presented in U.S. dollars. The summary historical consolidated financial information set forth below has been derived from the combined or consolidated financial statements of Amdocs and its subsidiaries for the periods presented. During the year ended September 30, 1994, Amdocs' operating subsidiaries were operated as a group of companies owned by common shareholders, and financial statements for such periods were prepared on a combined basis and were not audited. Historical information as of and for the four years ended September 30, 1998 is derived from our consolidated financial statements which have been audited by Ernst & Young LLP, our independent auditors. The summary historical consolidated financial information as of and for the nine months ended June 30, 1999 and 1998 is derived from our unaudited historical consolidated financial statements. The unaudited historical financial information reflects all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair statement of our consolidated financial position and the results of operations for such periods. The results of operations for the nine months ended June 30, 1999 are not necessarily indicative of results to be expected for any future period.

     The information presented below is qualified by the more detailed historical consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and the discussion under "Management's Discussion and Analysis of Results of Operations and Financial Condition" included elsewhere in this prospectus.

                                                       NINE MONTHS
                                                          ENDED
                                                        JUNE 30,                       YEAR ENDED SEPTEMBER 30,
                                                   -------------------   ----------------------------------------------------
                                                     1999       1998       1998       1997       1996       1995       1994
                                                     ----       ----       ----       ----       ----       ----       ----
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue..........................................  $444,139   $287,063   $403,767   $290,102   $211,720   $167,312   $121,310
Operating income.................................   103,568     58,791     84,895     26,969     35,490     15,377     22,047
Net income(1)....................................    68,704     18,509     30,107      5,876     24,508     11,224     16,068
Basic earnings per share.........................      0.35       0.13       0.19       0.05       0.23       0.11       0.17
Diluted earnings per share.......................      0.34       0.13       0.19       0.05       0.22       0.11       0.17
Dividends declared per share(2)..................        --       3.76       3.76       0.18       0.35       0.17       0.15

                                                     AS OF JUNE 30,                      AS OF SEPTEMBER 30,
                                                   -------------------   ----------------------------------------------------
                                                     1999       1998       1998       1997       1996       1995       1994
                                                     ----       ----       ----       ----       ----       ----       ----
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets.....................................  $$386,782  $237,923   $239,966   $220,582   $104,531   $101,483   $ 77,106
Long-term obligations (net of current portion)...    12,649    101,847      9,215      7,370      1,663         --         --
Shareholders' equity (deficit)(2)(3).............    96,272    (33,284)   (21,889)    94,253     15,988     29,429     21,872

---------------

(1) In the fourth quarter of fiscal 1997, we recorded nonrecurring charges of $27,563. Of such amount, $25,763 is attributable to a contribution to a trust and the balance, $1,800, is due to the write-off of in-process technology related to certain software rights acquired from several operating subsidiaries of SBC Communications Inc.

(2) In January 1998, we paid dividends totaling $478,684.

(3) We completed an initial public offering of 18,000 ordinary shares in June 1998 and a public offering of an additional 2,000 ordinary shares in June 1999. The net proceeds from the offerings to us were $234,190 and $41,400, respectively.

                     SUMMARY PRO FORMA COMBINED INFORMATION

     The summary pro forma financial information presented below is derived from the unaudited pro forma condensed combined financial statements and notes thereto included elsewhere in this prospectus. The pro forma combined statement of operations data reflect the acquisition of ITDS as if the acquisition had occurred on October 1, 1997. The pro forma combined balance sheet data reflect the acquisition of ITDS as if the acquisition had occurred on June 30, 1999.

     The information presented below is qualified by the more detailed pro forma condensed combined financial statements included elsewhere in this prospectus and should be read in conjunction with those pro forma condensed combined financial statements.

                                                                          PRO FORMA
                                                              ----------------------------------
                                                               NINE MONTHS
                                                                  ENDED           YEAR ENDED
                                                              JUNE 30, 1999   SEPTEMBER 30, 1998
                                                              -------------   ------------------
                                                                    (IN THOUSANDS, EXCEPT
                                                                       PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue.....................................................    $546,024           $519,227
Operating income............................................     121,234             78,372
Net income..................................................      79,102             22,663
Basic earnings per share....................................        0.39               0.14
Diluted earnings per share..................................        0.38               0.14

                                                                PRO FORMA
                                                                  AS OF
                                                              JUNE 30, 1999
                                                              -------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets................................................     $602,714
Long-term obligations (net of current portion)..............       12,670
Shareholders' equity........................................      281,772

                                  RISK FACTORS

     Investing in our ordinary shares involves significant risks. You should carefully consider the following risks before deciding to invest in our ordinary shares. In preparing this document, we have made certain assumptions and projections. We generally use words like "expect," "believe" and "intend" to indicate these assumptions and projections. Our assumptions and projections could be wrong for many reasons, including the reasons discussed in this section. We do not promise to notify you if we learn that our assumptions or projections in this prospectus are wrong. See "Forward-Looking Statements" for more information.

RISKS APPLICABLE TO OUR BUSINESS

     FUNDAMENTAL CHANGES IN THE TELECOMMUNICATIONS MARKET COULD REDUCE DEMAND FOR OUR SYSTEMS

     Future developments in the telecommunications industry, such as continued industry consolidation, the formation of alliances among network operators and service providers and changes in the regulatory environment, could materially affect our existing or potential customers. This could reduce the demand for our products and services. As a result, we may be unable to effectively market and sell our information systems to potential customers in the telecommunications industry.

     We derive a significant portion of our revenue from products and services provided to directory publishers. We believe that the demand for those products and services will be affected by the extent of increased competition between directory publishers and other media channels, as well as a broader introduction of electronic directories. Our new products for these markets may not be successful or we may be unable to maintain our current level of revenue from directory systems.

     IF WE CANNOT COMPETE SUCCESSFULLY WITH EXISTING OR NEW COMPETITORS OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED

     We may be unable to compete successfully with existing or new competitors and our failure to adapt to changing market conditions and to compete successfully with established or new competitors could have a material adverse effect on our results of operations and financial condition.

     The market for telecommunications information systems is highly competitive and fragmented, and we expect this competition to increase. We compete with independent providers of information systems and services and with in-house software departments of telecommunications companies. Our competitors include firms that provide comprehensive information systems, software vendors that sell products for particular aspects of a total information system, software vendors that specialize in systems for particular telecommunications services such as Internet services, systems integrators, service bureaus and companies that offer software systems in combination with the sale of network equipment. We anticipate continued growth and competition in the telecommunications industry and, consequently, the emergence of new software providers in the industry that will compete with us.

     We also believe that our ability to compete depends in part on a number of competitive factors, including:

     - the development by others of software that is competitive with our products and services;

     - the price at which others offer competitive software and services;

     - the responsiveness of our competitors to customer needs; and

     - the ability of our competitors to hire, retain and motivate key personnel.

     We compete with a number of companies that have longer operating histories, larger customer bases, substantially greater financial, technical, sales, marketing and other resources, and greater name recognition than do we. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of our prospective customers. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products.

     WE MUST CONTINUALLY ENHANCE OUR PRODUCTS TO REMAIN COMPETITIVE

     We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing products and to introduce new products and features to meet the requirements of our customers in a rapidly developing and evolving market. We are currently devoting significant resources to refining and expanding our base software modules and to developing Business Support System products that operate on state-of-the-art operating systems. Our present or future products may not satisfy the evolving needs of the telecommunications market. If we are unable to anticipate or respond adequately to such demands, due to resource, technological or other constraints, our business and results of operations could be materially adversely affected.

     On September 3, 1999, we signed an agreement to acquire International Telecommunication Data Systems, Inc., or ITDS, in a stock-for-stock merger transaction. ITDS is a leading provider of billing and customer care service bureau solutions to wireless telecommunications service providers. We also may acquire other companies where we believe we can acquire new products or services or otherwise enhance our market position or strategic strengths. We cannot assure you that suitable acquisition candidates can be found, that acquisitions can be consummated on favorable terms or that the ITDS acquisition, if completed, will enhance our products or strengthen our competitive position.

     WE DEPEND ON SBC COMMUNICATIONS INC. FOR A SIGNIFICANT PORTION OF OUR REVENUES

     Our single largest group of customers are SBC Communications Inc., or SBC, and its operating subsidiaries. SBC International Inc., or SBCI, a wholly owned subsidiary of SBC, is also one of our significant shareholders. It currently holds approximately 19.5% of our outstanding ordinary shares. A significant decrease in the sale of products and services to SBC or its subsidiaries may materially adversely affect our results of operations and financial condition.

     Substantially all our work for SBC is conducted directly with SBC's operating subsidiaries, such as Southwestern Bell Mobile Systems, Southwestern Bell Yellow Pages, Southwestern Bell Communications Services (SBC's long distance provider) and Southwestern Bell Telephone Company. These SBC relationships accounted for in the aggregate 15.7% of our total revenue in the nine months ended June 30, 1999 and 20.8%, 34.5% and 38.0% of revenue in fiscal 1998, 1997 and 1996, respectively. The absolute amount of revenue attributable to SBC and such subsidiaries amounted to $69.6 million in the nine months ended June 30, 1999 and $84.4 million, $99.9 million and $80.5 million in fiscal 1998, 1997 and 1996, respectively.

     OUR BUSINESS IS HIGHLY DEPENDENT ON A LIMITED NUMBER OF SIGNIFICANT
     CUSTOMERS

     Our business is highly dependent on a limited number of significant customers. The loss of any significant customer or a significant decrease in business from any of those customers could have a material adverse effect on our results of operations and financial condition. We have approximately 70 customers, and revenue derived from our five largest customers, excluding SBC and its operating subsidiaries, accounted for approximately 27.6% of revenue in the nine months ended June 30, 1999 and 27.1%, 33.2% and 42.7% of revenue in fiscal 1998, 1997 and 1996, respectively.

     Although we have received a substantial portion of our revenue from repeat business with established customers, most of our major customers do not have any obligation to purchase additional products or services and generally have already acquired fully paid licenses to their installed systems. Therefore, our customers may not continue to purchase new systems, system enhancements and services in amounts similar to previous years.

     OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO DEVELOP LONG-TERM RELATIONSHIPS WITH OUR CUSTOMERS

     We believe that our future success depends to a significant extent on our ability to develop long-term relationships with successful network operators and service providers. Many new entrants into the telecommunications market lack significant financial and other resources. We may be unable to develop new customer relationships and our new customers may be unsuccessful. Our failure to maintain customer relationships or the failure of new customers to be successful could have a material adverse effect on our business, results of operations and financial condition.

     THE SKILLED EMPLOYEES THAT WE NEED MAY BE DIFFICULT TO HIRE AND RETAIN

     Our success depends in large part on our ability to attract, train, motivate and retain highly skilled information technology professionals, software programmers and telecommunications engineers. These types of qualified personnel are in great demand and are likely to remain a limited resource for the foreseeable future. We currently employ approximately 4,300 software and information technology specialists, of which over 2,900 are located in Israel. We intensively recruit technical personnel for our principal development centers in Israel, the United States and Cyprus. Our ability to expand our business is highly dependent upon our success in recruiting such personnel and our ability to manage and coordinate our worldwide development efforts. We may be unable to continue to attract and retain the skilled employees we require and any inability to do so could adversely impact our ability to manage and complete our existing projects and to compete for new customer contracts. In addition, the resources required to attract and retain such personnel may adversely affect our operating margins. The failure to attract and retain qualified personnel may have a material adverse effect on our business, results of operations and financial condition. Our success also depends, to a certain extent, upon the continued active participation of a relatively small group of senior management personnel who have been with us for many years. The loss of the services of all or some of these employees could have a material adverse effect on our business.

     OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE

     We have experienced fluctuations in our quarterly operating results and anticipate that such fluctuations may continue and could intensify. Our quarterly operating results may fluctuate as a result of many factors, including:

     - the size and timing of significant customer projects and license fees;

     - increased competition;

     - cancellations of significant projects by customers;

     - changes in operating expenses;

     - changes in our strategy;

     - personnel changes;

     - foreign currency exchange rates; and

     - general economic and political factors.

     Generally, our license fee revenue and our service fee revenue relating to customization and implementation are recognized as work is performed, using percentage of completion accounting. Given our reliance on a limited number of significant customers, our quarterly results may be significantly affected by the size and timing of customer projects and our progress in completing such projects.

     We believe that the placement of customer orders may be concentrated in specific quarterly periods due to the time requirements and budgetary constraints of our customers. Although we recognize revenue as projects progress, progress may vary significantly from project to project, and we believe that variations in quarterly revenue are sometimes attributable to the timing of initial order placements. Due to the relatively fixed nature of certain of our costs, a decline of revenue in any quarter would result in lower profitability for that quarter and, in such event, the price of our ordinary shares could be materially adversely affected.

     As a result of these factors and the factors that follow, we believe that period-to-period comparisons of our revenues and operating results are not necessarily meaningful.

     OUR LENGTHY SALES CYCLE MAKES IT DIFFICULT TO ANTICIPATE THE TIMING OF
     SALES

     The sales cycle associated with the purchase of our information systems is lengthy, with the time between the making of an initial proposal to a prospective customer and the signing of a sales contract typically being between six and twelve months. Information systems for telecommunications companies are relatively complex and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and implementation procedures within an organization. Moreover, the purchase of such products typically requires coordination and agreement across a potential customer's entire organization. Delays associated with such timing factors may reduce our revenue in a particular period without a corresponding reduction in our costs, which could have a material adverse effect on our results of operations and financial condition.

     OUR INTERNATIONAL PRESENCE CREATES SPECIAL RISKS

     We are subject to certain risks inherent in doing business in international markets, including:

     - lack of acceptance of non-localized products,

     - legal and cultural differences in the conduct of business,

     - difficulties in staffing and managing foreign operations,

     - longer payment cycles,

     - difficulties in collecting accounts receivable and withholding taxes that limit the repatriation of earnings,

     - trade barriers,

     - immigration regulations that limit our ability to deploy our employees,

     - political instability, and

     - variations in effective income tax rates among countries where we conduct business.

One or more of these factors could have a material adverse effect on our international operations.

     We maintain three development facilities located in Israel, the United States and Cyprus, operate a support center located in Brazil and have operations in Europe, North America, Latin America and the Asia-Pacific region. Although a majority of our revenue in fiscal 1998 was derived from customers in North America, we obtain significant revenue from customers in

Europe, the Asia-Pacific region, and Latin America. Our strategy is to continue to broaden our North American and European customer base and to expand into new international markets, the most significant of which are located in Latin America and the Asia-Pacific region.

     FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES COULD ADVERSELY AFFECT OUR BUSINESS

     A significant portion of our operating costs are incurred outside the United States, and therefore fluctuations in exchange rates between the currencies in which such costs are incurred and the dollar may have a material adverse effect on our results of operations and financial condition. The cost of our operations in Israel, as expressed in dollars, could be adversely affected by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the Israeli currency in relation to the dollar. As a result of this differential, from time to time we experience increases in the costs of our operations in Israel, as expressed in dollars, which could in the future have a material adverse effect on our results of operations and financial condition.

     Generally, the effects of fluctuations in foreign currency exchange rates are mitigated by the fact that a significant portion of our revenue is in dollars and we generally hedge our currency exposure on both a short-term and long-term basis with respect to the balance of our revenue.

     The imposition of exchange or price controls or other restrictions on the conversion of foreign currencies could also have a material adverse effect on our business, results of operations and financial condition.

     WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY

     Any misappropriation of our technology or the development of competitive technology could seriously harm our business. We regard a substantial portion of our software products and systems as proprietary and rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third party non-disclosure agreements and other methods to protect our proprietary rights. We do not include in our software any mechanisms to prevent or inhibit unauthorized use, but we generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit access to and distribution of proprietary information.

     The steps we have taken to protect our proprietary rights may be inadequate. If so, we might not be able to prevent others from using what we regard as our technology to compete with us. Existing trade secret, copyright and trademark laws offer only limited protection. In addition, the laws of some foreign countries do not protect our proprietary technology to the same extent as the laws of the United States. Other companies could independently develop similar or superior technology without violating our proprietary rights.

     If we have to resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk.

     CLAIMS BY OTHERS THAT WE INFRINGE THEIR PROPRIETARY TECHNOLOGY COULD HARM OUR BUSINESS

     Although we have not received any notices from third parties alleging infringement claims, third parties could claim that our current or future products or technology infringe their proprietary rights. We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors providing software and services to the telecommunications industry increase and overlaps occur. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products. Any of these events could seriously harm our business.

     If anyone asserts a claim against us relating to proprietary technology or information, we might seek to license their intellectual property or to develop non-infringing technology. We might not be able to obtain a license on commercially reasonable terms or on any terms. Alternatively, our efforts to develop non-infringing technology could be unsuccessful. Our failure to obtain the necessary licenses or other rights or to develop non-infringing technology could prevent us from selling our products and could therefore seriously harm our business.

     THE TERMINATION OR REDUCTION OF CERTAIN GOVERNMENT PROGRAMS AND TAX BENEFITS COULD ADVERSELY AFFECT OUR OVERALL EFFECTIVE TAX RATE

     We benefit from certain government programs and tax benefits, including programs and benefits in Israel and Cyprus. To be eligible for these programs and tax benefits, we must meet certain conditions. If we fail to meet these conditions we could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.

     Any of the following could have a material affect on our overall effective tax rate:

     - some programs may be discontinued,

     - we may be unable to meet the requirements for continuing to qualify for some programs,

     - these programs and tax benefits may be unavailable at their current levels, or

     - upon expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit or we may be required to refund previously accredited tax benefits if we are found to be in violation of the stipulated conditions.

     PRODUCT DEFECTS OR SOFTWARE ERRORS COULD ADVERSELY AFFECT OUR BUSINESS

     Design defects or software errors may cause delays in product introductions or damage customer satisfaction and may have a material adverse effect on our business, results of operations and financial condition. Our software products are highly complex and may, from time to time, contain design defects or software errors that may be difficult to detect and correct.

     Since our products are generally used by our customers to perform mission-critical functions, design defects, software errors, misuse of our products, incorrect data from external sources or other potential problems within or out of our control may arise from the use of our products, and may result in financial or other damages to our customers. Completion of the development and implementation phases of a project requires between six and twelve months of work. During this period, a customer's budgeting constraints and internal reviews, over which we have little or no control, can impact operating results. Our failure or inability to meet a customer's expectations in providing products or performing services may result in the termination of our relationship with that customer or could give rise to claims against us. Although we have license agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from customer problems, these provisions may not effectively protect us against such claims in all cases. Claims and liabilities arising from customer problems could damage our reputation, adversely affecting our business, results of operations and financial condition.

     "YEAR 2000 ISSUES" MAY DISRUPT OUR OPERATIONS

     The term "year 2000 issues" is a general term used to describe the various problems that may result from the improper processing of dates and faulty date calculations by computers and other machinery in the upcoming millennium. These problems generally arise from the fact that most of the world's legacy computer hardware and software have historically used only two digits to identify the year in a date, often meaning that the computer will fail to distinguish dates in the "2000s" from dates in the "1900s". These problems may also arise from other sources such as the use of special codes and conventions in software that make use of the date field. This could result in a system failure or miscalculation causing disruptions of operations, including, among other things, total failure of mass systems that depend on computers such as electricity, telephone networks and banking systems.

     We believe that a small number of computer products marketed by us or currently used by our customers might not be year 2000 compliant. In addition, some products and services provided to our customers by other software vendors may not be year 2000 compliant, thereby disrupting the ability of our customers to use our software. We have accrued $1.0 million at June 30, 1999, representing the estimated costs to modify our software products to address year 2000 issues under existing agreements for previously sold products. See "Management's Discussion and Analysis of Results of Operation and Financial Condition -- Year 2000 Issues". Our ultimate costs to address the year 2000 issues may significantly exceed our estimates, in which case those costs could have a material adverse effect on our results of operations and business and financial condition. Moreover, due to our dependence on a limited number of significant customers, any material adverse impact on such customers due to year 2000 issues could also have a material adverse effect on our results of operations, business and financial conditions.

     OUR SOFTWARE PRODUCTS MAY NOT SUCCESSFULLY ACCEPT THE NEW EUROPEAN MONETARY UNION CURRENCY, OR EURO, OR CONVERT FROM LOCAL CURRENCIES TO THE EURO

     The euro is being phased in over a three-year period which commenced January 1, 1999 when participating European countries began using the euro currency for non-cash transactions. Computer systems and software products will need to be designed or modified to accept the euro currency and, during a transitional phase, will need to accept both the euro and local currencies. The conversion to the euro currency will require restructuring of databases and internal accounting systems and may require the conversion of historical data. We intend to offer software products that are capable of accepting the euro currency and converting from local currencies to the euro and vice versa. Our software or software provided to our customers by other vendors may not ensure an errorless transition to the euro currency. We have accrued $1.6 million at June 30, 1999, representing the estimated costs to modify our software products to accept the euro currency under existing agreements for previously sold products. Our ultimate costs may significantly exceed our estimates, in which case those costs could have a material adverse effect on our results of operations, business and financial condition.

     OUR DEVELOPMENT FACILITIES IN ISRAEL AND CYPRUS MAY BE ADVERSELY AFFECTED BY POLITICAL AND ECONOMIC CONDITIONS IN THOSE COUNTRIES

     Our largest development center is located in the State of Israel. Although a substantial majority of our sales are made to customers outside Israel and we maintain significant service teams on site with our customers, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its current trading partners could have a material adverse effect on our business. We have developed certain contingency plans to move certain development operations to various sites both within and outside of Israel in the event political or military conditions disrupt our normal operations.

     Israel has entered into peace agreements with both Egypt and Jordan and is in the process of conducting peace negotiations with the Palestinian Community. Moreover, several other countries have announced their intentions to establish trade and other relations with Israel. Israel, however, has not entered into any peace arrangement with Syria or Lebanon. In addition, in recent months there has been a deterioration in Israel's relationship with the Palestinian Community.

     Consequently, we cannot predict how the peace process will develop or what effect it may have on us or our business.

     In addition, our development facility in Cyprus may be adversely affected by political conditions in that country. As a result of intercommunal strife between the Greek and Turkish communities, Turkish troops invaded Cyprus in 1974 and continue to occupy approximately 40% of the island. Efforts to resolve the problem have not yet resulted in an agreeable solution. Recently, tensions between the parties involved have increased significantly over certain military defense issues. Any major hostilities between Cyprus and Turkey may have a material adverse effect on our development facility in Cyprus.

RISKS APPLICABLE TO OUR CAPITAL STRUCTURE

     A FEW OF OUR SHAREHOLDERS MAY BE ABLE TO EXERCISE CONTROL OVER ALL MATTERS REQUIRING SHAREHOLDER APPROVAL

     As a result of the concentration of ownership of our ordinary voting shares, some shareholders may be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This control may have the effect of delaying or preventing a change in control of Amdocs.

     After completion of the offering, our ordinary voting shares will be owned as follows:

     - 34.0% by Welsh, Carson, Anderson & Stowe, or WCAS, a private investment firm, and its affiliates,

     - 8.3% by SBCI, and

     - 10.4% by Amdocs International Limited, or AIL, a private company beneficially owned by Morris S. Kahn.

     SBCI also owns ordinary nonvoting shares, which together with its ordinary voting shares represent 19.5% of the ordinary shares outstanding. In addition, WCAS and several entities in which some members of our management have a beneficial interest have granted irrevocable proxies with respect to a portion of the ordinary shares held by them to a company beneficially owned by Morris S. Kahn. Giving effect to such proxies and the sale of the ordinary shares in this offering, the company beneficially owned by Morris S. Kahn and AIL together will have the right to vote 27.4% of our ordinary voting shares, WCAS and its affiliates will have the right to vote 20.6% of our ordinary voting shares and SBCI will have the right to vote 8.3% of our ordinary voting shares. Following the offering, it is intended that the proxies granted by WCAS to AIL, as well as certain proxies granted to AIL by several entities in which some members of our management have a beneficial interest, will be transferred or otherwise granted to SBCI.

     Affiliates of WCAS and certain other investors, or the WCAS Investors, have granted a call option on some of the ordinary shares that they hold to SBCI, AIL and others who were shareholders of Amdocs prior to our initial public offering in June 1998. The call option may be exercised if we achieve specified revenue and cash flow targets in fiscal 1998 and 1999, which targets were achieved for fiscal 1998. If exercised, the option would increase the relative ownership of SBCI, AIL and those other shareholders and decrease the relative ownership of the WCAS Investors. If the targets are met in full, and after giving effect to the sale of the ordinary shares in this offering, the WCAS Investors will hold 25.3% of our ordinary voting shares and AIL will hold 13.3% of our ordinary voting shares.

     THE MARKET PRICE OF OUR ORDINARY SHARES HAS AND MAY CONTINUE TO FLUCTUATE WIDELY

     The market price of our ordinary shares has fluctuated widely and may continue to do so. For example, since our initial public offering in June 1998 through September 21, 1999 the closing price of our ordinary shares ranged from a high of $29.69 per share to a low of $8.38 per share. Many factors could cause the market price of our ordinary shares to rise and fall. Some of these factors are:

     - variations in our quarterly operating results;

     - announcements of technological innovations by us or our competitors;

     - introduction of new products or new pricing policies by us or our competitors;

     - trends in the telecommunications industry;

     - acquisitions or strategic alliances by us or others in our industry;

     - changes in estimates of our performance or recommendations by financial analysts; and

     - market conditions in the industry and the economy as a whole.

     In addition, the stock market experiences significant price and volume fluctuations. These fluctuations particularly affect the market prices of the securities of many high technology companies. These broad market fluctuations could adversely affect the market price of our ordinary shares. When the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a securities class action lawsuit against us, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management. Any of these events could seriously harm our business.

     FUTURE SALES BY EXISTING SHAREHOLDERS COULD DEPRESS THE MARKET PRICE OF OUR ORDINARY SHARES

     Sales of substantial amounts of ordinary shares in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the ordinary shares. We currently have 198,800,024 ordinary shares issued and outstanding, all of which are either freely tradeable on the NYSE or currently eligible for sale pursuant to Rule 144, under the Securities Act of 1933, or the Securities Act (subject to compliance with the volume and manner of sale limitation of Rule 144), or pursuant to another exemption from the registration requirements of the Securities Act.

     Our principal shareholders have the right, in certain circumstances, to require us to register their shares under the Securities Act for resale to the public. In addition, we expect to register under the Securities Act up to a total of 6,600,000 ordinary shares reserved for issuance upon the exercise of options that have been or may be granted under our stock option plans. The right to exercise options outstanding under these plans is subject to certain vesting requirements.

     WE DO NOT ANTICIPATE PAYING DIVIDENDS ON OUR ORDINARY SHARES IN THE FORESEEABLE FUTURE

     We do not anticipate paying dividends on our ordinary shares in the foreseeable future. In addition, the terms of bank debt incurred by our subsidiaries effectively prevent us from paying cash dividends.

     THE RIGHTS OF SHAREHOLDERS OF GUERNSEY CORPORATIONS DIFFER IN SOME RESPECTS FROM THOSE OF
     SHAREHOLDERS OF UNITED STATES CORPORATIONS

     We are incorporated under the laws of Guernsey. The rights of holders of ordinary shares are governed by Guernsey law, including the Companies Act of Guernsey, and by our Articles of Association. These rights differ in some respects from the rights of shareholders in corporations incorporated in the United States. See "Description of Share Capital" and "Comparison of United States and Guernsey Corporate Law" for a discussion of the material differences.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the ordinary shares by the selling shareholder.

                       MARKET PRICES AND DIVIDEND POLICY

     Our ordinary shares have been quoted on the NYSE since June 19, 1998 under the symbol "DOX". Through September 21, 1999, the high and low reported closing prices for the ordinary shares were as follows:

                                                               HIGH      LOW      DIVIDENDS
                                                               ----      ---      ---------
Fiscal Year 1998:
  Third Quarter 1998 (since June 19, 1998)..................  $16.50    $14.00       --
  Fourth Quarter 1998.......................................  $15.50    $ 8.38       --
Fiscal Year 1999:
  First Quarter 1999........................................  $17.25    $ 8.88       --
  Second Quarter 1999.......................................  $25.81    $15.06       --
  Third Quarter 1999........................................  $28.88    $21.00       --
  Fourth Quarter 1999 (through September 21, 1999)..........  $29.69    $21.94       --

     As of September 21, 1999, the last reported closing price of the ordinary shares on the New York Stock Exchange was $23.00 and ordinary shares were held by approximately 135 recordholders. Based on a review of the addresses of those holders, 102 recordholders, holding approximately 75.5% of the outstanding ordinary shares, were residents of the United States.

     Shareholders are advised to obtain a current market quotation for our ordinary shares.

     Although in the past we have paid substantial cash dividends, we do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. We declared dividends to our shareholders during fiscal 1998, 1997 and 1996 of $478.7 million, $19.3 million and $37.9 million, respectively. See "Certain Transactions". We currently intend to retain our earnings to finance the development of our business.

     Any future dividend policy will be determined by our board of directors based upon conditions then existing, including our earnings, financial condition and capital requirements, as well as such economic and other conditions as the board of directors may deem relevant. The terms of the revolving credit agreement under which several of our subsidiaries are borrowers effectively prevent us from paying cash dividends. In addition, future agreements under which we or any of our subsidiaries may incur indebtedness may contain limitations on our ability to pay cash dividends.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     Our historical consolidated financial statements are prepared in accordance with U.S. GAAP and presented in dollars. The selected historical consolidated financial information set forth below has been derived from the historical combined or consolidated financial statements of Amdocs and its subsidiaries for the periods presented. During the year ended September 30, 1994, Amdocs' operating subsidiaries were operated as a group of companies owned by common shareholders and financial statements for such periods were prepared on a combined basis and were not audited. Historical information as of and for the four years ended September 30, 1998 is derived from our consolidated financial statements which have been audited by Ernst & Young LLP, our independent auditors. The selected historical consolidated financial information as of and for the nine months ended June 30, 1999 and 1998 is derived from our unaudited historical consolidated financial statements. The unaudited historical financial information reflects all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair statement of our consolidated financial position and the results of operations for such periods. The results of operations for the nine months ended June 30, 1999 are not necessarily indicative of results to be expected for any future period.

     The information presented below is qualified by the more detailed historical consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and the discussion under "Management's Discussion and Analysis of Results of Operations and Financial Condition" included elsewhere in this prospectus.

                                            NINE MONTHS
                                               ENDED
                                             JUNE 30,                        YEAR ENDED SEPTEMBER 30,
                                        -------------------   -------------------------------------------------------
                                          1999       1998       1998       1997       1996       1995        1994
                                          ----       ----       ----       ----       ----       ----        ----
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue...............................  $444,139   $287,063   $403,767   $290,102   $211,720   $167,312    $121,310
Operating income......................   103,568     58,791     84,895     26,969     35,490     15,377      22,047
Net income(1).........................    68,704     18,509     30,107      5,876     24,508     11,224      16,068
Basic earnings per share..............      0.35       0.13       0.19       0.05       0.23       0.11        0.17
Diluted earnings per share............      0.34       0.13       0.19       0.05       0.22       0.11        0.17
Dividends declared per share(2).......        --       3.76       3.76       0.18       0.35       0.17        0.15

                                          AS OF JUNE 30,                        AS OF SEPTEMBER 30,
                                        -------------------   -------------------------------------------------------
                                          1999       1998       1998       1997       1996       1995        1994
                                          ----       ----       ----       ----       ----       ----        ----
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets..........................  $386,782   $237,923   $239,966   $220,582   $104,531   $101,483    $ 77,106
Long-term obligations (net of current
  portion)............................    12,649    101,847      9,215      7,370      1,663         --          --
Shareholders' equity
  (deficit)(2)(3).....................    96,272    (33,284)   (21,889)    94,253     15,988     29,429      21,872

---------------

(1) In the fourth quarter of fiscal 1997, we recorded nonrecurring charges of $27,563. Of such amount, $25,763 is attributable to the funding of a contribution to a trust and the balance, $1,800, is due to the write-off of in-process technology related to certain software rights acquired from several operating subsidiaries of SBC Communications Inc.

(2) In January 1998, we paid dividends totaling $478,684.

(3) We completed an initial public offering of 18,000 ordinary shares in June 1998 and a public offering of an additional 2,000 ordinary shares in June 1999. The net proceeds from the offerings to us were $234,190 and $41,400, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INTRODUCTION

     In Management's Discussion and Analysis we explain the general financial condition and the results of operations for Amdocs and its subsidiaries including:

     - what factors affect our business,

     - what our revenue and costs were in the nine months ended June 30, 1999 and 1998 and fiscal 1998, 1997 and 1996,

     - why those revenue and costs were different from period to period,

     - the sources of our revenue,

     - how all of this affects our overall financial condition,

     - what our expenditures were in the nine months ended June 30, 1999 and 1998 and fiscal 1998, 1997 and 1996, and

     - the sources of our cash to pay for future capital expenditures.

     As you read Management's Discussion and Analysis, it may be helpful to refer to Amdocs' financial statements. In Management's Discussion and Analysis, we analyze and explain the nine months to nine months and annual changes in the specific line items in the consolidated statements of operations. Our analysis may be important to you in making decisions about your investment in Amdocs. Our analysis contains certain forward looking statements that involve risk and uncertainties. Our actual results could differ materially from the results reflected in these forward looking statements as they are subject to a variety of risk factors. See "Risk Factors" for more information. We disclaim any obligation to update our forward looking statements.

OVERVIEW

     We are a leading provider of customized software products and services to the telecommunications industry, primarily Customer Care and Billing Systems, or CC&B Systems, for wireline, wireless and multiple-service or convergent network operators and service providers. We also supply Directory Sales and Publishing Systems, or Directory Systems, to publishers of both traditional printed yellow page and white page directories and Internet directories. Our products are mission-critical for a customer's operations. Due to the complexity of the process and the expertise required for system support, we also provide extensive customization, implementation, integration, ongoing support, system enhancement and maintenance, including an outsourcing offering.

     We derive our revenue principally from:

     - the initial sale of our products and related services, including license fees and customization, implementation and integration services, and

     - recurring revenue from ongoing maintenance, support, outsourcing and related services provided to our customers and, to a lesser degree, from incremental license fees resulting from increases in a customer's subscribers.

     License revenue is recognized concurrently as work is performed, using percentage of completion accounting. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and support services, is also recognized as work is performed, under the percentage of completion method. Revenue from ongoing support and outsourcing services is recognized as work is performed. Revenue from third party hardware and software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of our percentage of completion accounting policy, our quarterly operating results may be significantly affected by the size and timing of customer projects and our progress in completing such projects.

     Since 1992, we have invested substantial resources to develop our information technology and to expand our range of products. As a result of significant information technology expenditures, we were able to offer a full range of integrated applications for our CC&B Systems at the same time factors such as increased demand for services, deregulation, privatization and technological advancements began to transform the telecommunications industry.

     - License and service fees from the sale of CC&B Systems amounted to $325.4 million in the nine months ended June 30, 1999, representing 73.3% of our revenue for such period.

     We believe that the demand for CC&B Systems will continue to increase as the size and complexity of the telecommunications industry increases and that CC&B Systems will account for a larger share of our total revenue over time.

     Although the business of publishing traditional yellow page and white page directories is a mature business in the United States, it continues to be a significant source of revenue for us worldwide. We believe that we are a leading provider of Directory Systems in most of the markets we serve.

     - License and service fee revenue from the sale of Directory Systems totaled $118.8 million in the nine months ended June 30, 1999, accounting for 26.7%, of our revenue for such period.

     We believe that the demand for Directory Systems will be favorably impacted by a broader introduction of electronic directories. However, we anticipate that the relative contribution of license and service fees for Directory Systems to total revenue will decrease over time. We have also recently introduced a number of new products for Internet and electronic commerce applications. We anticipate that over the next several years products developed or to be developed for such applications will make a modest but increasing contribution to revenue.

     Our research and development activities involve the development of new software modules and product offerings in response to an identified market demand, usually in conjunction with a customer project. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the telecommunications market. In the next several years, we intend to continue to make significant investments in our research and development activities.

     On June 7, 1999 we sold 2.0 million ordinary shares in a public offering at a price of $22.4375 per share. The total net proceeds to us, after deduction of issuance costs, amounted to $41.4 million. At the same time, some of our shareholders sold 18,426,000 ordinary shares, including the exercise by the underwriters of that offering of an over-allotment option on 426,000 ordinary shares held by those shareholders.

RESULTS OF OPERATIONS

     The following table sets forth, for the nine months ended June 30, 1999 and 1998 and for the years ended September 30, 1998, 1997 and 1996, certain items in our consolidated statements of operations reflected as a percentage of total revenue:

                                                   NINE MONTHS
                                                      ENDED               YEAR ENDED
                                                     JUNE 30,            SEPTEMBER 30,
                                                  --------------    -----------------------
                                                  1999     1998     1998     1997     1996
                                                  ----     ----     ----     ----     ----
Revenue:
  License.......................................   11.7%    10.4%    10.6%     9.0%     7.7%
  Service.......................................   88.3     89.6     89.4     91.0     92.3
                                                  -----    -----    -----    -----    -----
                                                  100.0    100.0    100.0    100.0    100.0
Operating expenses:
  Cost of license...............................    0.9      3.0      2.7      1.3      1.9
  Cost of service...............................   57.4     57.6     57.3     59.9     61.0
  Research and development......................    6.4      6.3      6.3      6.0      6.9
  Selling, general and administrative...........   12.0     12.6     12.7     14.0     13.4
  Nonrecurring charges..........................     --       --       --      9.5       --
                                                  -----    -----    -----    -----    -----
                                                   76.7     79.5     79.0     90.7     83.2
                                                  -----    -----    -----    -----    -----
Operating income................................   23.3     20.5     21.0      9.3     16.8
Other expense, net..............................    1.2      7.7      6.0      1.1      0.2
                                                  -----    -----    -----    -----    -----
Income before income taxes......................   22.1     12.8     15.0      8.2     16.6
Income taxes....................................    6.6      6.4      7.5      6.2      5.0
Cumulative effect of a change in accounting
  principle, net................................     --       --        *       --       --
                                                  -----    -----    -----    -----    -----
Net income......................................   15.5%     6.4%     7.5%     2.0%    11.6%
                                                  =====    =====    =====    =====    =====

---------------
* Less than 0.1%

NINE MONTHS ENDED JUNE 30, 1999 AND 1998

     REVENUE. Revenue for the nine months ended June 30, 1999 was $444.1 million, an increase of $157.1 million, or 54.7%, compared to the nine months ended June 30, 1998, primarily due to the continuance of the growth in the demand for our CC&B Systems solutions. License revenue increased from $29.7 million in the nine months ended June 30, 1998 to $52.0 million in the nine months ended June 30, 1999, an increase of 74.8%. Service revenue increased by $134.8 million, or 52.4%, in the nine months ended June 30, 1999, from $257.3 million in the nine months ended June 30, 1998 to $392.2 million in the nine months ended June 30, 1999. Total CC&B Systems revenue for the nine months ended June 30, 1999 was $325.4 million, an increase of $153.4 million, or 89.2%, compared to the nine months ended June 30, 1998. Revenue from Directory Systems was $118.8 million for the nine months ended June 30, 1999, an increase of $3.7 million, or 3.2%, from the nine months ended June 30, 1998.

     In the nine months ended June 30, 1999, revenue from customers in North America, Europe and the rest of the world accounted for 39.5%, 39.1% and 21.4%, respectively, compared to 54.3%, 23.4% and 22.3%, respectively, in the nine months ended June 30, 1998.

     COST OF LICENSE. Cost of license for the nine months ended June 30, 1999 was $4.1 million, a decrease of $4.5 million, or 52.4%, from cost of license for the nine months ended June 30, 1998. Cost of license includes amortization of purchased computer software and intellectual property rights.

     COST OF SERVICE. Cost of service for the nine months ended June 30, 1999 was $254.7 million, an increase of $89.4 million, or 54.1%, compared to the cost of service of $165.3 million for the nine months ended June 30, 1998. As a percentage of revenue, cost of service remained stable at 57.4% in the nine months ended June 30, 1999 compared to 57.6% in the nine months ended June 30, 1998. The cost of service is predominantly related to salary and employee related expenses. The absolute increase in cost of service is consistent with the increase in revenue for the nine months ended June 30, 1999, and reflects increased employment levels required to support the continuing growth in revenue.

     RESEARCH AND DEVELOPMENT. Research and development expense is primarily comprised of compensation expense attributed to research and development activities, usually in conjunction with customer contracts. In the nine months ended June 30, 1999, research and development expense was $28.5 million, or 6.4% of revenue, compared with $18.1 million, or 6.3% of revenue, in the nine months ended June 30, 1998. The increase in research and development expense represents ongoing expenditures primarily for CC&B Systems and also for Directory Systems.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense is primarily comprised of compensation expense and increased by 46.7% to $53.3 million, or 12.0% of revenue, in the nine months ended June 30, 1999 from $36.4 million, or 12.6% of revenue, in the corresponding period of fiscal 1998.

     OPERATING INCOME. Operating income in the nine months ended June 30, 1999 was $103.6 million, as compared with $58.8 million in the nine months ended June 30, 1998, an increase of 76.2%. Operating income was 23.3% of revenue for the nine months ended June 30, 1999 as compared to 20.5% for the nine months ended June 30, 1998, primarily due to an increase in license revenue and a decrease in cost of license.

     OTHER EXPENSE, NET. Other expense, net consists primarily of interest expense. Interest expense in 1998 related primarily to senior bank debt and subordinated debt, which was substantially repaid from the proceeds of our initial public offering completed in June 1998. In the nine months ended June 30, 1999, other expense, net was $5.4 million, a decrease of $16.4 million from the nine months ended June 30, 1998. The decrease is primarily attributed to the reduction in bank debt during 1999.

     INCOME TAXES. Income taxes in the nine months ended June 30, 1999 were $29.4 million on income before taxes of $98.1 million. In the nine months ended June 30, 1998 income taxes were $18.5 million on income before taxes of $37.0 million. See discussion below "-- Effective Tax Rate."

     NET INCOME. Net income was $68.7 million in the nine months ended June 30, 1999 compared to $18.5 million for the nine months ended June 30, 1998. The increase was primarily the result of an increase in operating income and a decrease in interest expense and income taxes which also resulted in an increase in basic earnings per share from $0.13 in the nine months ended June 30, 1998 to $0.35 in the nine months ended June 30, 1999. Diluted earnings per share increased from $0.13 in the nine months ended June 30, 1998 to $0.34 in the nine months ended June 30, 1999.

YEARS ENDED SEPTEMBER 30, 1998 AND 1997

     REVENUE. Revenue for the year ended September 30, 1998 was $403.8 million, an increase of $113.7 million, or 39.2%, compared to the prior year. License revenue increased from $26.0 million in fiscal 1997 to $42.9 million in fiscal 1998, an increase of 65.0%, and service revenue increased 36.6%, or $96.8 million, in fiscal 1998. Total CC&B Systems revenue for the year ended September 30, 1998 was $251.8 million, an increase of $85.5 million, or 51.4%, compared to the prior fiscal year. Revenue attributable to Directory Systems was $151.9 million for the year ended September 30, 1998, an increase of $28.2 million, or 22.8%, from fiscal 1997. The growth in revenue is attributable to sales to new customers as well as sales of additional products and services to existing customers.

     In fiscal 1998, revenue from customers in North America, Europe and the rest of the world accounted for 52.2%, 27.2% and 20.6%, respectively, compared to 63.8%, 11.3% and 24.9%, respectively, in fiscal 1997.

     COST OF LICENSE. Cost of license for fiscal 1998 was $10.7 million, an increase of $7.0 million, or 189.2%, from cost of license for fiscal 1997. Cost of license in fiscal 1998 includes amortization of purchased computer software and intellectual property rights, and in fiscal 1997 included royalty expense paid to some subsidiaries of SBC in connection with the grant to us of licenses to use certain software jointly developed with those subsidiaries.

     COST OF SERVICE. Cost of service for fiscal 1998 was $231.4 million, an increase of $57.7 million, or 33.2%, from cost of service of $173.7 million for fiscal 1997. As a percentage of revenue, cost of service decreased to 57.3% in fiscal 1998 from 59.9% in fiscal 1997. The absolute increase in cost of service is consistent with the increase in revenue for the period, as these costs are predominately for compensation and reflect increased employment levels needed to support the growth in revenue.

     RESEARCH AND DEVELOPMENT. Research and development expense is primarily comprised of compensation expense for employees engaged in research and development activities, usually in conjunction with customer contracts. In fiscal 1998, research and development expense was $25.6 million, or 6.3% of revenue, compared with $17.4 million, or 6.0% of revenue, in fiscal 1997. The increase in research and development expense in fiscal 1998 represents ongoing expenditures for both CC&B Systems and Directory Systems.

     SELLING, GENERAL AND ADMINISTRATIVE. Compensation is the largest component of selling, general and administrative expense. Selling, general and administrative expense increased by 25.5% to $51.2 million, in fiscal 1998 from $40.8 million in the prior fiscal year. However, selling, general and administrative expense as a percentage of revenue decreased from 14.0% of revenue in fiscal 1997 to 12.7% of revenue in fiscal 1998.

     OPERATING INCOME. Operating income in fiscal 1998 was $84.9 million, as compared with $54.5 million in fiscal 1997, excluding the effect of the nonrecurring charges in that fiscal year, an increase of 55.8%. As a percentage of revenue, operating income was 21.0% in fiscal 1998 compared to 18.8% in fiscal 1997, excluding the effect of the nonrecurring charges in fiscal 1997.

     OTHER EXPENSE, NET. Other expense, net is primarily interest expense incurred by us related to senior bank debt and subordinated debt, which debt was substantially repaid from the proceeds of our initial public offering. In fiscal 1998, such interest expense was $24.1 million, an increase of $20.8 million from fiscal 1997.

     INCOME TAXES. Income taxes in fiscal 1998 were $30.4 million on income before taxes of $60.8 million. In the prior year, income taxes were $17.8 million on income before taxes of $23.7 million. Our consolidated effective tax rate for fiscal 1998 was 50%, due to significant interest expense in a tax jurisdiction in which we are tax exempt, which resulted in no tax benefit to offset the tax expense incurred in other jurisdictions. In fiscal 1997, we sustained a loss in a tax jurisdiction in which we are tax exempt, which resulted in no tax benefit to offset tax expense incurred in other jurisdictions.

     NET INCOME. Our net income was $30.1 million in fiscal 1998 compared with net income of $5.9 million in fiscal 1997. The increase was primarily the result of an increase in operating income. In addition, in fiscal 1998 we incurred $24.1 million in interest expense related to outstanding debt; while in fiscal 1997 we had a nonrecurring charge of $27.6 million.

YEARS ENDED SEPTEMBER 30, 1997 AND 1996

     REVENUE. Revenue for fiscal 1997 was $290.1 million, an increase of $78.4 million, or 37.0%, from fiscal 1996. License revenue increased from $16.3 million in fiscal 1996 to $26.0 million in fiscal 1997, an increase of 59.5%, and service revenue increased 35.1% or $68.7 million in fiscal 1997. The majority of the increase in total revenue was due to the expansion of the CC&B Systems business. Total CC&B Systems revenue for fiscal 1997 was $166.3 million, an increase of $63.9 million, or 62.3%, from the prior year. Revenue attributable to Directory Systems was $123.8 million for fiscal 1997, an increase of $14.5 million, or 13.3%, from fiscal 1996.

     In fiscal 1997, revenue from customers in North America, Europe and the rest of the world accounted for 63.8%, 11.3% and 24.9% respectively, compared to 67.5%, 14.5% and 18.0%, respectively, in fiscal 1996.

     COST OF LICENSE. Cost of license for fiscal 1997 was $3.7 million, a decrease of $0.3 million, or 7.5%, from fiscal 1996 cost of license of $4.0 million. The decrease was due to the acquisition of certain software rights from several operating subsidiaries of SBC, which eliminated the requirement to pay royalties.

     COST OF SERVICE. Cost of service for fiscal 1997 was $173.7 million, an increase of $44.5 million, or 34.4%, from fiscal 1996 cost of service of $129.2 million. As a percentage of revenue, cost of service decreased to 59.9% in fiscal 1997 from 61.0% in fiscal 1996. The absolute increase in cost of service was consistent with the increase in revenue for the period, and reflected increased compensation attributable to higher employment levels needed to support the growth in revenue.

     RESEARCH AND DEVELOPMENT. In fiscal 1997, research and development expense was $17.4 million, or 6.0% of revenue, compared with $14.7 million, or 6.9% of revenue, in fiscal 1996. The absolute increase in research and development expense in fiscal 1997 represented ongoing expenditures for both CC&B Systems and Directory Systems, while the decrease as a percentage of revenue was attributable to the overall increase in revenue for the period.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense increased to $40.8 million, or 14.0% of revenue, in fiscal 1997 from $28.3 million, or 13.4% of revenue, in the prior year, an increase of 43.8%. The increase was primarily attributable to increased marketing efforts for our CC&B Systems.

     NONRECURRING CHARGES. In the fourth quarter of fiscal 1997, we recorded nonrecurring charges of $27.6 million. Of such amount, $1.8 million was due to the write-off of in-process research and development for technology related to certain software rights (which rights include the termination of related future royalty payment obligations) acquired from several operating subsidiaries of SBC and the balance, $25.8 million, was attributable to the funding of a contribution to a trust for the benefit of certain officers and employees. See "Management -- Employee Trust Agreement".

     OPERATING INCOME. As a result of the $27.6 million of nonrecurring charges recognized in fiscal 1997, operating income in fiscal 1997 was $27.0 million, as compared with $35.5 million in fiscal 1996. As a percentage of revenue, operating income was 9.3% in fiscal 1997 as compared to 16.8% in fiscal 1996. Excluding the effect of the nonrecurring charges, operating income would have been $54.5 million in fiscal 1997, or 18.8% of revenue, an increase of $19.0 million, or 53.4%, between fiscal 1997 and 1996. The increase in operating income as a percentage of revenue (excluding the effect of the nonrecurring charges) was primarily attributable to increased license revenue.

     OTHER EXPENSE, NET. Other expense, net was an expense of $0.5 million in fiscal 1996 and an expense of $3.3 million in fiscal 1997. The increase in fiscal 1997 was attributable to the settlement of the claims of various taxing authorities for additional taxes for years prior to such fiscal year. Approximately $3.0 million of expense was included in fiscal 1997 for interest on the tax assessments.

     INCOME TAXES. Income taxes in fiscal 1997 were $17.8 million on income before taxes of $23.7 million. In fiscal 1996, income taxes were $10.5 million on income before taxes of $35.0 million. In fiscal 1997, we paid income taxes for the operations of our subsidiaries, principally in the United States, the United Kingdom and Israel, and recorded a loss in Guernsey, a jurisdiction in which we are tax-exempt.

     NET INCOME. We had net income of $5.9 million in fiscal 1997 compared with net income of $24.5 million in fiscal 1996, primarily as a result of the $27.6 million for the nonrecurring charges incurred in fiscal 1997.

LIQUIDITY AND CAPITAL RESOURCES

     FINANCING TRANSACTIONS

     We have primarily financed our operations through cash generated from operations, borrowings from banks and other lenders and two public offerings of our ordinary shares. Cash and cash equivalents totaled $71.1 million as of June 30, 1999 compared to $25.4 million as of September 30, 1998. Net cash provided by operating activities amounted to $102.8 million and $51.4 million for the nine months ended June 30, 1999 and 1998, respectively. The increase in cash and cash equivalents at June 30, 1999 is attributed primarily to the proceeds of an offering of our ordinary shares completed in June 1999. A significant portion of our cash flow from operations during the nine months ended June 30, 1999 was used to repay bank debt, which totalled $26.6 million as of June 30 1999.

     We currently intend to retain our earnings to support the further expansion of our business and to repay our outstanding loans. The terms of our bank agreement effectively restrict our ability to pay cash dividends.

     As of June 30, 1999, we had short-term lines of credit totaling $152.0 million from various banks or bank groups, of which $26.6 million was outstanding. As of that date, we had also utilized approximately $13.1 million of our revolving credit facility to support outstanding letters of credit. As of June 30, 1999, we had positive working capital of $15.3 million as compared to negative working capital of $84.3 million as of September 30, 1998. The increase in working capital is attributed to cash generated from operating activities and to the proceeds of our offering in June 1999. We believe that current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our needs in the near future.

     As of June 30, 1999, we had long-term obligations outstanding of $17.1 million in connection with leasing arrangements.

     Currently, our capital expenditures are funded primarily by operating cash flows and capital leasing arrangements. We do not anticipate any change to this policy in the foreseeable future.

     NET DEFERRED TAX ASSETS

     Based on our assessment, it is more likely than not that all the net deferred tax assets at June 30, 1999 will be realized through future taxable earnings. No significant increase in future taxable earnings would be required to fully realize the net deferred tax assets.

YEAR 2000 ISSUES

     OUR STATE OF READINESS. We have identified the information technology, or IT, and non-IT systems, software and products, which could be affected by year 2000 issues, and have assessed the efforts required to remediate or replace them. We have also identified versions of our products that will not be made compliant and are assisting customers in upgrading or migrating to year 2000 compliant versions. By the end of 1999, it is our intention that all of the major or key systems, software and products will be remediated or replaced.

     We began evaluating year 2000 compliance issues in mid-1996. Since then the following functions have been performed:

     - a thorough examination and study of year 2000 compliance status;

     - adoption of a work plan;

     - analysis of solution alternatives; and

     - determination of our technical and business year 2000 policies.

     In recent years, new systems have been developed as year 2000 compliant and older generations of applications are being made year 2000 compliant in cooperation with our customers (using Amdocs year 2000 methodology and tool kit). None of these systems need mass data conversion, which is usually the most sensitive portion of the year 2000 migration. Recognizing the importance of year 2000 support in the IT industry and to provide an additional level of assurance to our customers, we have decided to conduct a thorough and systematic verification process. This effort is based on the application of industry-wide standards for year 2000 compliance. This verification process utilizes a specialized tool kit developed by us including a powerful search utility. For many customers we offer to conduct the verification process, since the ultimate verification for year 2000 compliance should be executed in their own working environment.

     We anticipate completing the majority of the testing, implementation of changes and necessary refinements by the fourth quarter of calendar year 1999 and to continue extensive testing through the end of calendar year 1999. We expect that systems, software and products for which we have responsibility currently are year 2000 compliant or will be compliant on a timely basis. We are not aware of any year 2000 issues with our customers that cannot be remedied.

     We have contacted all of our customers, and several of our vendors and other third parties with which we have relationships to identify potential year 2000 issues. These communications are also used to clarify which year 2000 issues are our responsibility and which are the responsibility of the third party. We do not anticipate that our third party year 2000 issues will be different than those encountered by other providers of information services, including our competitors. At this time, we are not aware of any year 2000 issues or problems relating to third parties with which we have a material relationship.

     With respect to our internal IT systems (including IT-based office facilities such as data and voice communications, building management and security systems, human resources and recruitment systems, purchasing, invoicing, finance and budget systems, general ledger and other administrative systems), both third party software and in-house developments, we have adopted standard industry practices, as published by the British Standards Institute, and methodologies suggested by the Gartner Group (INSPCT), in preparing for the year 2000 date change. Our year 2000 internal readiness program primarily covers:

     - taking inventory of hardware, software and embedded systems;

     - assessing business risks associated with such systems;

     - creating action plans to address known risks;

     - executing and monitoring action plans; and

     - contingency planning.

     Although we do not believe that we will incur any material cost or experience material disruptions in our business associated with preparing our internal systems for the year 2000, there can be no assurance that we will not experience serious unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in our internal systems, which are composed of third party software, third party hardware that contains embedded software and our own software products. We are in the process of implementing action plans for the remediation of high-risk areas and we are scheduled to implement remediation plans for medium to low risk areas during the remainder of fiscal 1999. We expect our contingency plans to include, among other things, manual "work-arounds" for software and hardware failure, as well as substitution of systems, if necessary.

     COSTS TO ADDRESS OUR YEAR 2000 ISSUES. A significant portion of our year 2000 compliance efforts have occurred or are occurring in connection with system upgrades or replacements that were otherwise planned (but perhaps accelerated due to the year 2000 issue) or which have significant improvements and benefits unrelated to year 2000 issues. The remainder of the costs that are incremental and directly related to year 2000 issues are not expected to be material to our financial position or results of operations.

     As of June 30, 1999, we have accrued approximately $1.0 million representing the estimated remaining costs to modify previously sold customized software products. We do not anticipate capitalizing any of these costs as they relate to warranties related to products developed for customers.

     OUR CONTINGENCY PLANS. Detailed contingency plans are nearly complete and will be refined as appropriate. Those plans will focus on matters which appear to be our most likely year 2000 risks, such as possible additional customer support efforts by us that would be necessary if customers or vendors are not year 2000 compliant, or if a year 2000 issue should not be timely detected in our own compliance efforts. See "Risk Factors" for more information.

EUROPEAN MONETARY UNION CURRENCY

     The European Monetary Union currency, or the euro, will be phased in over the three-year period that commenced on January 1, 1999, when participating European countries began using the euro currency for non-cash transactions. We intend to offer software products that are capable of handling the euro currency and converting from local currencies to the euro. There can be no assurance that our software or software provided to our customers by other vendors will ensure an errorless transition to the euro currency. At June 30, 1999, we have accrued approximately $1.6 million representing estimated remaining costs to modify our software products to accept the euro currency under existing agreements with customers relating to previously sold products. We do not currently anticipate recovering these expenditures from our customers, as they relate to warranty agreements. There can be no assurance that such costs will not significantly exceed such estimate, in which case such costs could have a material effect on our results of operations and financial condition.

EFFECTIVE TAX RATE

     Our overall effective tax rate has historically been approximately 30% due to the various corporate income tax rates in the countries in which we operate and the relative magnitude of our business in those countries. Our consolidated effective tax rate for the nine months ended June 30, 1999 was 30% compared to 50% in the prior period. The consolidated effective tax rate of 50% for 1998 was due to significant interest expense in a tax jurisdiction in which we are tax exempt, which resulted in no tax benefit to offset the tax expense incurred in other jurisdictions.

CURRENCY FLUCTUATIONS

     Approximately 80% of our revenue is in dollars or linked to the dollar and therefore the dollar is our functional currency. Approximately 60% of our operating expenses are paid in dollars or are linked to dollars. Other significant currencies in which we receive revenue or pay expenses are Australian dollars, British pounds, Canadian dollars, the euro and Israeli shekels. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our operations. As we expand our operations outside of the United States, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. As of June 30, 1999, we had hedged most of our significant exposures in currencies other than the dollar.

     FOREIGN CURRENCY RISK

     We enter into foreign exchange forward contracts to hedge some of our foreign currency exposure. We use such contracts to hedge exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency and anticipated costs to be incurred in a foreign currency. We seek to minimize the risk that the fair value of sales of our products and services and cash flow required for our expenses denominated in a currency other than our functional currency, the dollar, will be affected by changes in exchange rates. See Note 18 to our consolidated financial statements.

     The following table summarizes our foreign currency forward exchange agreements as of September 30, 1998. The table presents the notional amounts (dollars in millions), weighted average exchange rates by expected (contractual) maturity dates, and fair value of the total derivative instruments. Notional values and average contract rates are calculated based on forward rates as of September 30, 1998 dollar translated.

                                             AS OF SEPTEMBER 30,
                                   ----------------------------------------      FV OF
                                    1999      2000    2001    2002    AFTER    FORWARDS
                                    ----      ----    ----    ----    -----    --------
Forward contracts to sell foreign
currencies for dollars:
British Pounds
  Notional value.................  $ 31.00   $ 1.70      --      --      --     $(1.60)
  Average contract rate..........     1.67     1.66      --      --      --
Austrian Schillings
  Notional value.................  $ 14.80   $ 0.90      --      --      --     $(0.50)
  Average contract rate..........    11.64    11.52      --      --      --
Canadian Dollars
  Notional value.................  $ 10.00       --      --      --      --      *
  Average contract rate..........     1.50       --      --      --      --
Japanese Yen
  Notional value.................  $  3.20       --      --      --      --      *
  Average contract rate..........   133.80       --      --      --      --
Forward contracts to buy foreign
  currencies for dollars:
Australian Dollars
  Notional value.................  $ 15.60   $ 9.10   $4.90   $5.50   $4.30     $(3.10)
  Average contract rate..........     0.60     0.60    0.59    0.59    0.59
Israeli Shekels
  Notional value.................  $ 80.40       --      --      --      --     $ 0.50
  Average contract rate..........     3.94       --      --      --      --

---------------
* Less than $100,000.

     INTEREST RATE RISK

     Our interest expenses are most sensitive to changes in the London InterBank Offered Rate, or LIBOR, as all of our short-term borrowings bear a LIBOR-based interest rate. Excess liquidity invested in short-term investments bears minimal interest rate risk.

     As of September 30, 1998, we had approximately $91.6 million outstanding on our revolving line of credit and short-term credit agreements and $12.2 million recorded as long-term lease obligations. The potential loss to us over one year that would result from a hypothetical, instantaneous, and unfavorable change of 100 basis points in the interest rates of all applicable financial assets and liabilities on September 30, 1998 would be approximately $1.0 million. This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogenous category of financial assets and liabilities and sustained over a period of one year. A homogenous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogenous category. As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely. As of June 30, 1999, our outstanding debt under our lines of credit was reduced from $91.6 million to $26.6 million. See Note 8 to our consolidated annual financial statements for additional discussion regarding the Company's short-term financing arrangements.

RECENT DEVELOPMENTS

     On September 3, 1999, we entered into an agreement with ITDS pursuant to which we will acquire all of the outstanding shares of ITDS in a stock-for-stock merger transaction which we will account for under the purchase method of accounting. In the merger, each ITDS common share will be exchanged for a number of our ordinary shares equal to $10.50 divided by the ten-day average closing price of our ordinary shares immediately prior to the completion of the merger, subject to a maximum exchange ratio of 0.4603 and to a minimum exchange ratio of
0.3717. Based on the closing price of our ordinary shares on September 3, 1999 of $27.50, the exchange ratio in the agreement provides that we will issue to ITDS shareholders approximately 6.6 million ordinary shares and will grant to current ITDS optionholders 1.2 million options for ordinary shares in connection with the consummation of the merger. Closing of the merger is subject to the approval of ITDS' shareholders, regulatory approvals, as well as certain other customary closing conditions.

     ITDS is a leading provider of billing and customer care service bureau solutions to providers of wireless telecommunications services. ITDS' revenue and net loss for its fiscal year ended December 31, 1998 were $115.5 million and $3.9 million, respectively. For the six months ended June 30, 1999, ITDS' revenue and net income were $68.6 million and $8.7 million, respectively. See "Unaudited Pro Forma Condensed Combined Financials Statements" and ITDS' detailed consolidated financial statements included elsewhere in this prospectus.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The unaudited pro forma condensed combined balance sheet as of June 30, 1999 gives effect to the acquisition of ITDS (the "Acquisition") as if it had occurred on that date. The unaudited pro forma condensed combined statements of operations for the year ended September 30, 1998 and the nine months ended June 30, 1999 give effect to the Acquisition as if it had occurred on October 1, 1997.

     The unaudited pro forma condensed combined financial statements are based upon, and should be read in conjunction with, our historical audited and unaudited financial statements for the year and nine months ended September 30, 1998 and June 30, 1999, respectively, and the historical audited and unaudited financial statements of ITDS for the year and six months ended December 31, 1998 and June 30, 1999, respectively.

     In connection with the Acquisition, we anticipate issuing approximately 6.6 million ordinary shares and 1.2 million options on ordinary shares, which, based on the closing price of our ordinary shares on September 3, 1999 of $27.50, together with estimated transaction costs, would aggregate to an estimated total purchase price of approximately $193.5 million. The actual number of our ordinary shares issued in connection with the Acquisition is based on the exchange ratio mechanism stated in the Acquisition Agreement.

     We will account for the Acquisition under the purchase method of accounting. The estimated total purchase price will be allocated to ITDS' assets and liabilities based on their respective estimated fair values on the date of the Acquisition. The excess of the purchase price over the fair value of the net tangible assets will be allocated to identifiable intangible assets, including intellectual property and in process research and development costs, and the remainder to goodwill. The estimated fair values, as presented in the unaudited pro forma condensed combined financial statements, are preliminary in nature and may not be indicative of the final purchase price allocation. A final determination of purchase accounting adjustments will be made following the completion of an independent evaluation to determine the fair value of certain of its assets and liabilities, including intangible assets. Any amounts that may be allocable to in process research and development costs would be recorded as a one-time charge immediately following the consummation of the Acquisition. See
Note 2 of the unaudited pro forma condensed combined financial statements for a discussion of the changes to earnings that may occur as a result of the final allocation of purchase price.

     The following unaudited pro forma condensed combined financial statements and notes thereto contain forward-looking statements that involve risks and uncertainties. Assuming completion of the Acquisition, our actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected here because of a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results between the dates of the pro forma financial data and the date on which the merger takes place.

    UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF JUNE 30, 1999
                                 (IN THOUSANDS)

                                               AMDOCS         ITDS        PRO FORMA     PRO FORMA
                                             HISTORICAL    HISTORICAL    ADJUSTMENTS    COMBINED
                                             ----------    ----------    -----------    ---------
Cash and cash equivalents..................   $ 71,078      $ 39,617      $     --      $110,695
Accounts receivable........................    154,101        36,034            --       190,135
Deferred income taxes......................     16,894           884            --        17,778
Prepaid and other assets...................     20,613         4,611            --        25,224
                                              --------      --------      --------      --------
                                               262,686        81,146            --       343,832
Fixed assets, net..........................     70,704         8,694            --        79,398
Goodwill...................................         --        46,526       (46,526)(1)    97,917
                                                                            97,917(2)
Deferred income taxes......................      5,614         2,779            --         8,393
Intellectual property rights...............     21,397        23,120            --        44,517
Other assets...............................     26,381         2,276            --        28,657
                                              --------      --------      --------      --------
          Total assets.....................   $386,782      $164,541      $ 51,391      $602,714
                                              ========      ========      ========      ========
Accounts payable and accruals..............   $ 99,053      $ 16,895      $  8,000(3)   $123,948
Short-term financing arrangements..........     26,561            --            --        26,561
Short-term portion of lease obligations....      4,459            20            --         4,479
Deferred revenue...........................     92,744         4,489            --        97,233
Taxes payable and deferred taxes...........     23,077            27            --        23,104
Other current liabilities..................      1,488           980            --         2,468
                                              --------      --------      --------      --------
                                               247,382        22,411         8,000       277,793
Long-term portion of lease obligations.....     12,649            21            --        12,670
Other noncurrent liabilities...............     30,479            --            --        30,479
                                              --------      --------      --------      --------
                                               290,510        22,432         8,000       320,942
Shareholders' equity.......................     96,272       142,109      (142,109)(4)   281,772
                                                                           185,500(5)
                                              --------      --------      --------      --------
          Total liabilities and
            shareholders' equity...........   $386,782      $164,541      $ 51,391      $602,714
                                              ========      ========      ========      ========

    See notes to Unaudited Pro Forma Condensed Combined Financial Statements
                    for discussion of pro forma adjustments.

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                     FOR THE YEAR ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 AMDOCS          ITDS          PRO FORMA     PRO FORMA
                                               HISTORICAL    HISTORICAL(*)    ADJUSTMENTS    COMBINED
                                               ----------    -------------    -----------    ---------
Revenue......................................   $403,767       $115,460         $    --      $519,227
Cost of sales................................    242,092         47,465              --       289,557
Research and development costs...............     25,612         21,679              --        47,291
Selling, general and administrative costs....     51,168         23,808           3,518(6)     78,494
Personnel & indirect acquisition costs(7)....         --          4,713              --         4,713
In process research and development(7).......         --         20,800              --        20,800
                                                --------       --------         -------      --------
                                                 318,872        118,465           3,518       440,855
                                                --------       --------         -------      --------
Operating income(loss).......................     84,895         (3,005)         (3,518)       78,372
Finance and other expense, net...............    (24,126)        (1,190)             --       (25,316)
                                                --------       --------         -------      --------
Income (loss) before income taxes (benefit)..     60,769         (4,195)         (3,518)       53,056
Income taxes (benefit).......................     30,385         (1,095)             --        29,290
                                                --------       --------         -------      --------
Net income (loss) before changes in
  accounting principle and extraordinary
  loss.......................................     30,384         (3,100)        (3,518)        23,766
Changes in accounting principle and
  extraordinary loss.........................        277            826              --         1,103
                                                --------       --------         -------      --------
Net income (loss)............................   $ 30,107       $ (3,926)        $(3,518)     $ 22,663
                                                ========       ========         =======      ========
Basic earnings per share.....................   $   0.19                                     $   0.14
                                                ========                                     ========
Diluted earnings per share...................   $   0.19                                     $   0.14
                                                ========                                     ========
Shares used in computing basic earnings per
  share......................................    158,528                                      165,128
                                                ========                                     ========
Shares used in computing diluted earnings per
  share......................................    159,442                                      166,097
                                                ========                                     ========

---------------
(*) The ITDS historical statement of operations reflects the fiscal year ended December 31, 1998.

         See notes to Unaudited Pro Forma Condensed Combined Financial
                   Statements for discussion of adjustments.

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                    FOR THE NINE MONTHS ENDED JUNE 30, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               AMDOCS         ITDS        PRO FORMA     PRO FORMA
                                             HISTORICAL    HISTORICAL    ADJUSTMENTS    COMBINED
                                             ----------    ----------    -----------    ---------
Revenue....................................   $444,139      $101,885       $    --      $546,024
Cost of sales..............................    258,711        41,531            --       300,242
Research and development costs.............     28,524        20,756            --        49,280
Selling, general and administrative
  costs....................................     53,336        19,521         2,411(6)     75,268
                                              --------      --------       -------      --------
                                               340,571        81,808         2,411       424,790
                                              --------      --------       -------      --------
  Operating income.........................    103,568        20,077        (2,411)      121,234
Finance and other income (expense), net....     (5,420)        1,113            --        (4,307)
                                              --------      --------       -------      --------
Income before income taxes.................     98,148        21,190        (2,411)      116,927
Income taxes...............................     29,444         8,381            --        37,825
                                              --------      --------       -------      --------
Net income.................................   $ 68,704      $ 12,809       $(2,411)     $ 79,102
                                              ========      ========       =======      ========
Basic earnings per share...................   $   0.35                                  $   0.39
                                              ========                                  ========
Diluted earnings per share.................   $   0.34                                  $   0.38
                                              ========                                  ========
Shares used in computing basic earnings per
  share....................................    196,976                                   203,576
                                              ========                                  ========
Shares used in computing diluted earnings
  per share................................    199,649                                   206,304
                                              ========                                  ========

         See notes to Unaudited Pro Forma Condensed Combined Financial
                   Statements for discussion of adjustments.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

(1) Reflects the elimination of the carrying value of ITDS' goodwill.

(2) Reflects the excess of the estimated purchase price of the Acquisition over the estimated fair value of the net identifiable assets acquired, as follows:

6,600 ordinary shares valued at $27.50 per share.......    $181,500
Fair value of vested stock options to be granted to
  ITDS employees in exchange for ITDS options..........       4,000
Estimated transaction costs............................       8,000
                                                           --------
Total estimated purchase price.........................     193,500
                                                           --------

Net assets acquired....................................     142,109
Less:
ITDS' goodwill at book value...........................      46,526
                                                           --------
                                                             95,583
                                                           --------
Preliminary goodwill (excess of purchase price over net
  identifiable assets acquired)........................    $ 97,917
                                                           ========

     A preliminary allocation of the estimated purchase price has been made for illustration purposes to certain identifiable tangible and intangible assets and liabilities, according to their book value. We have referred to the excess of the estimated purchase price over net identified tangible and intangible assets as preliminary goodwill. The final allocation of the excess purchase price over net tangible assets will include, if applicable, recognition of adjustments of the tangible assets and liabilities to their fair values, the fair value of identifiable intangible assets, including intellectual property and in-process research and development costs, and residual goodwill. Consideration allocated to in process research and development costs will be recorded as a charge against net income in the period the Acquisition occurs. Each $1,000 of consideration allocated to in process research and development will increase future annual income incrementally by $67 (due to the reduction in future goodwill amortization). A preliminary estimate of in process research and development and any adjustments to intangible assets will not be available until the completion of an independent evaluation as of the date of the Acquisition. We have assumed an amortization period of 15 years for preliminary goodwill.

(3) Reflects the estimated transaction costs to be incurred relating to the Acquisition.

(4) Reflects the elimination of ITDS' historical shareholders' equity.

(5) Reflects the issuance of 6,600 ordinary shares at $27.50 per share and the recording of the fair value of vested stock options to be granted to ITDS' employees in exchange for outstanding ITDS' options. The fair value of the stock options was derived using a Black-Scholes option pricing model.

(6) Reflects the elimination of ITDS' historical goodwill amortization and the amortization of preliminary goodwill resulting from the Acquisition, as follows:

                                               NINE MONTHS
                                                  ENDED            YEAR ENDED
                                              JUNE 30, 1999    SEPTEMBER 30, 1998
                                              -------------    ------------------
Amortization expense relating to preliminary
  goodwill of $97,917 over 15 years.........     $4,896              $6,528
Less historical amortization expense
  relating to historical goodwill...........      2,485               3,010
                                                 ------              ------
Preliminary goodwill amortization, net......     $2,411              $3,518
                                                 ======              ======

(7) The personnel and indirect acquisition costs ($4,713) and in process research and development costs ($20,800) were recorded by ITDS in January 1998 in connection with the acquisition by ITDS of CSC Intelicom, Inc. These items are non-recurring in nature. However, as these changes are not directly related to the acquisition of ITDS, they have not been eliminated for purposes of the pro forma financial statements.

                                    BUSINESS

INTRODUCTION

     We are a leading provider of product-driven information system solutions to major telecommunications companies in North America, Europe and the rest of the world.

     Our Business Support Systems, or BSS, consist of families of customized software products and services designed to meet the mission-critical needs of specific telecommunications market sectors. We provide primarily CC&B Systems for network operators and service providers offering (local, long distance, international, data, Internet and Voice Over Internet Protocol, or VOIP, cellular, personal communications services, or PCS, and paging). We also support companies that offer multiple service packages, commonly referred to as convergent services (combinations of local, long distance, international, mobile, cable television, data and Internet services). In addition, we provide a full range of Directory Systems to publishers of both traditional printed yellow page and white page directories and electronic Internet directories. Due to the complexity of the process and the expertise required for system support, we also provide extensive customization, implementation, system integration, ongoing support, system enhancement, maintenance and outsourcing services.

     Since the inception of our business in 1982, we have concentrated on providing software products and services to major telecommunications companies. By focusing on this market, we believe that we have been able to develop the innovative products and the industry expertise, project management skills and technological competencies required for the advanced, large-scale, specifications-intensive system projects typical of the telecommunications industry. Our customer base includes the largest local exchange service providers in the United States (including all the regional Bell operating companies), major foreign network operators and service providers including Deutsche Telekom (Germany), Mannesmann (Germany), Telstra (Australia) and Vodafone Group (United Kingdom) and emerging market leaders.

     Our BSS products and related services are designed to manage and improve key aspects of the business operations of telecommunications companies, such as customer care, order management, call rating, invoice calculation, bill formatting, collections, fraud management and directory publishing services. The BSS products are tailored to address the unique needs of each telecommunications provider.

     Our products are designed to support a variety of service offerings, including wireline, wireless, data and convergent multi-service environments, in a network-independent manner.

INDUSTRY BACKGROUND

     TELECOMMUNICATIONS INDUSTRY

     The global telecommunications industry is becoming increasingly more competitive due to deregulation and the development of new service technologies. Competition in the U.S. market began to increase in 1984 when AT&T was required to divest its local telephone operations and many new operators began to enter the long distance market. The Telecommunications Act of 1996 has increased competition in the United States even further by allowing new and existing local (e.g., competitive local exchange carriers), long distance and cable companies to offer competing services. Many companies are beginning to compete by providing multiple or convergent services, offering combinations of local exchange, long distance, wireless and data communications services to customers in single geographic markets. Deregulation is also creating opportunities for new ways of doing business, such as wholesaling and reselling telecommunications services. Internationally, privatization and deregulation are resulting in increased international competition and the emergence of newly authorized telecommunications network operators and service providers, especially in Europe, Latin America and the Asia-Pacific region. As markets are opened to competition, new competitors within these markets typically compete for market share with more established carriers, initially by providing access to service and then by providing competitive prices, by introducing new features and services and by being more responsive to customer needs. In addition, global expansion by multinational companies and concurrent technological advances are opening markets in less developed countries to enhanced telecommunications services and competition.

     In recent years, there has also been an explosion of new communications technologies, including the Internet, Virtual Private Network (VPN) services, Digital Subscriber Line (DSL) for fast Internet access and broadband, PCS, Direct Broadcast Satellites and Enhanced Specialized Mobile Radio, and improvements to existing services such as call-forwarding, caller ID and voice mail, as well as the introduction of advanced intelligent networks that offer new services such as voice activated dialing. Additionally, companies in the directory publishing industry, which is currently dominated by telecommunications companies that are owned by or affiliated with the public telecommunications carriers, generally employ a local sales force numbering thousands of representatives, serve an advertiser customer base of hundreds of thousands of businesses and publish hundreds of different directories each year. With the introduction of new technologies and distribution platforms, including Internet directories, the directory publishing industry is also experiencing significant changes.

     INFORMATION SYSTEMS

     As a result of these developments, many telecommunications companies are seeking a new generation of information systems to support their operations and to be more competitive. Many are looking to offer single-contact, single-invoice solutions with integrated pricing plans for all services ("one-stop shopping"). Traditional telecommunications information systems are generally not able to support multiple services or convergent systems efficiently. In addition, these legacy information systems generally utilize antiquated technology, are costly to maintain, and require significant time and effort to accommodate new products or features, such as pricing changes. In this dynamic environment, integrated, flexible and scalable information systems are increasingly a means of differentiating competitors.

     Many new and existing telecommunications companies do not have the financial or human resources or technological capability to internally develop efficient, flexible, cost-effective information systems on a timely basis. Moreover, as many telecommunications companies strive to become more consumer-oriented, they are concentrating their efforts and resources on marketing to consumers and expanding their service offerings, and many are turning to third-party vendors for their information systems which creates significant opportunities for us. Unlike us, however, many third-party vendors generally provide only generic software packages and maintenance services, while customization, implementation and other related and ongoing tasks are performed by a separate systems integration company.

THE AMDOCS SOLUTION

     We believe that our total solutions orientation, product-driven approach and commitment to and support of quality personnel permit us to offer effective solutions to our customers that are both highly innovative and reliable. We believe that our success derives from a combination of the following factors that differentiate us from most of our competitors.

     TOTAL SOLUTIONS ORIENTATION. We offer our customers total solutions that include BSS product-driven software tailored to the customer's specific requirements, implementation services, systems integration, maintenance and ongoing support. By providing services directly to the customer, rather than through intermediaries and system integrators, we are able to utilize effectively our intensive technical knowledge of our BSS products in the overall execution of the project, significantly reducing project risk. Our product-driven software solutions approach is distinctly different from the project-based strategy that has traditionally characterized many of the telecommunications information systems providers over the past twenty years. Our product-driven software solutions uses our BSS products as the starting point for each project. This approach enhances our ability to provide our customers with timely, cost-effective, low-risk solutions at a consistent level of quality.

     FUNCTIONAL AND FLEXIBLE BSS PRODUCTS. Our BSS products are based on an open, multi-tier, client-server, rule-based architecture that provides the functionality, scalability, modularity and adaptability required in today's deregulated, highly competitive telecommunications industry. Through the flexibility of our BSS products, our customers have achieved significant time-to-market advantages and reduced their dependence on technical and other staff.

     HIGHLY SKILLED PERSONNEL. We are able to offer our customers superior products and services on a worldwide basis in large part due to our highly qualified and trained technical, sales, marketing and managerial personnel. We invest significantly in the ongoing training of our personnel in key areas such as industry knowledge, software technologies and management capabilities. Primarily based on the skills and knowledge of our employees, we believe that we have developed a reputation for the reliable delivery of quality solutions within agreed time frames and budgets. We have global recruitment capabilities and have development centers in Israel, the United States and Cyprus.

BUSINESS STRATEGY

     Our goal is to provide advanced information technology software products and related customer service and support to the world's leading telecommunications companies. We seek to accomplish our goal by pursuing the strategies described below.

     - CONTINUED FOCUS ON THE TELECOMMUNICATIONS INDUSTRY. We intend to continue to concentrate our resources and efforts on providing strategic information systems to the growing number of telecommunications industry participants. This strategy has enabled us to develop the specialized industry know-how and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive information systems solutions required by the leading telecommunications companies in the wireless, wireline and convergent service sectors.

     - TARGET INDUSTRY LEADERS AND PROMISING NEW ENTRANTS. We intend to continue to direct our marketing efforts principally towards the major telecommunications companies and new entrants that are believed to have the potential to be market leaders. Our customer base includes the largest local exchange service providers in the United States (including all the regional Bell operating companies), major foreign network operators and service providers (including Deutsche Telekom (Germany), Vodafone Group (United Kingdom), Mannesmann (Germany) and Telstra Corporation Ltd. (Australia)) and emerging market leaders. We believe that the development of this premier customer base has helped position us as a market leader, while contributing to the stability of our business. By targeting industry leaders and promising new entrants that require the most sophisticated information systems solutions, we believe that we are best able to ensure that we remain at the forefront of developments in the industry.

     - DELIVER AND SUPPORT TOTAL SOLUTIONS. Our strategy is to use our BSS products as the basis for providing customers with total systems solutions. Using this product-driven solutions strategy, we strive to tailor our core software modules to the specific, individualized requirements of our customers. Working directly with the customer, development personnel prepare the detailed functional specifications of the system required by the customer. In accordance with such specifications, system modules are then adapted or customized to meet the customer's specific business requirements. We believe that this approach minimizes risks and increases efficiencies by drawing on field-proven BSS products and techniques, and also helps to create for our customers significant time-to-market and other competitive advantages. By leveraging our specialized product knowledge, we believe that we can provide more effective system integration and implementation support services to our customers.

     - MAINTAIN AND DEVELOP LONG-TERM CUSTOMER RELATIONSHIPS. We seek to maintain and develop long-term, mutually beneficial relationships with our customers. As a result of this strategy, we have been able to establish long-term working relationships with many of our customers. Of our current base of over 70 customers, 18 have been customers for five years or more. These relationships have generally involved additional product sales, as well as ongoing support, system enhancement and maintenance services. We believe that such relationships are facilitated in many cases by the mission-critical strategic nature of the systems provided by us and by the customer's reliance on our specialized skills and knowledge. In addition, our strategy is to solidify our existing customer relationships by means of long-term support and maintenance contracts.

     - FURTHER ENHANCE GLOBAL CAPABILITIES. We intend to continue to develop and enhance our global business strategy by targeting advanced telecommunications markets around the world. The worldwide demand for telecommunications services is increasing rapidly, due, in part, to the needs of many underserved national markets and, in part, to increased competition among established and new network operators and service providers in more mature markets. We believe we have developed the human and other resources required to conduct business on a global basis and we are well positioned to respond to the demands of a worldwide industry, including the increasing trend for the major telecommunications companies to invest in new national markets, often in partnership with local companies. We have also developed the capability for the rapid global deployment of appropriately skilled personnel, when and where required, to support customer projects.

TECHNOLOGY

     We have developed core competencies in various advanced technologies that are used in our BSS products. By utilizing technologies such as rule-based design, multi-tier architecture, object-oriented techniques and data mining, we are able to provide telecommunications companies with the flexibility required in a highly competitive, dynamic environment. For example, the use of rule and table-based technologies allows telecommunications companies to implement changes to the key elements of their marketing and customer service activities simply and rapidly, such as the introduction of new services, price plans, discount schemes and bill formats, eliminating the need to modify system code. Similarly, by drawing on Web-enabled and Internet technologies, we have been able to improve access to information for remote users, both internally within a telecommunications company's organization and between the organization and its subscribers.

     These technologies are integrated in an open, multi-tier, client-server, service-oriented architecture. In order to support the ability of our customers to operate all of their distributed and mainframe applications, our BSS products are designed to work in a number of network and operating system environments, including UNIX, MVS and Windows NT.

     The architecture of the BSS products includes the following key characteristics:

     - SCALABILITY. The BSS products are designed to take full advantage of the proven scalability of the UNIX platform, allowing progressive system expansion, proportional with the customer's growth in business volumes. Using the same software, our BSS products can support operations for small as well as very large service providers.

     - MODULARITY. The BSS products are comprised of sets of functional modules. Each module can be installed on an individual stand alone basis, interfacing with the customer's existing systems, or as part of an integrated BSS environment. This modularity provides our customers with a highly flexible and cost-effective solution that is able to incrementally expand with the customers' growing needs and capabilities. The modular approach also preserves the customer's initial investment in BSS products, while minimizing future disruptions and the overall cost of system implementation.

     - PORTABILITY. The architecture of the BSS products, by utilizing a UNIX platform, ensures that our customers are able to choose from a variety of hardware vendors, including Compaq, Hewlett Packard, IBM and Sun Microsystems. In implementing solutions for wireline companies, we are also able to employ MVS and hybrid UNIX/MVS platforms. The BSS products utilize, where applicable, Java-based design and programming to augment cross-platform portability.

     - OPEN SYSTEMS. The BSS products accommodate well-defined application program interfaces with legacy systems and with other third-party modules or packages. The systems are not dependent on any single hardware vendor or specific relational database management system, enabling our customers to select among multiple hardware platforms and a variety of network and operating system environments. Similarly, BSS products utilize standard programming languages, such as C++, to ensure compatibility with the operating environments employed in most telecommunications companies. It is also our general policy to deliver to our customers complete copies of all source code, system documentation and other product information, which permits the customer to maintain and further customize the BSS products.

PRODUCTS

     We have developed an extensive library of BSS software products, providing comprehensive information systems functionality for local, long distance, international, cellular, PCS, paging, data, Internet and VOIP and directory publishing operations. Core elements include customer care, order management, call rating, invoice calculation, bill formatting, collections, fraud management and directory publishing services.

     Specialized modules are provided to support specific functionalities required in the different network environments (roaming functionality for wireless carriers, SIM card functionality for GSM networks, value added services introduced by Advanced Intelligent Networks (AIN) and preferred interexchange carrier functionality for long distance carriers). In addition, we have developed systems to support resellers and wholesalers of telecommunication services. Our systems also support telecommunications providers that offer multiple service packages, commonly referred to as convergent services (combinations of local, long distance, international, mobile, cable television, data and Internet services).

     We configure individual BSS modules into families of products, which serve as marketing packages oriented to the needs of specific customer segments. We offer Ensemble, our Customer Care and Billing System, in a number of versions to serve the different needs of telecommunications operators in the various network and business segments, such as wholesale and retail operations, and local, cellular, long distance, international, data, Internet, VOIP and convergent operations. We also offer our new generation, or NG, line of "ADS (NG)/Family of Products" which provides comprehensive support for directory publishing operations. Each individual module from the product families can be installed as an independent stand-alone application, interfacing with the customer's legacy and third-party systems, or as part of an integrated Amdocs solution. We have also recently introduced a number of new products for Internet and electronic commerce applications, such as Internet-based bill viewing. We anticipate that over the next several years products developed or to be developed for such applications will make a modest but increasing contribution to revenue.

     CUSTOMER CARE AND BILLING

     The Ensemble suite of products we offer encompasses the following key application areas:

     - Customer Care -- provides customer account information management and service support, including account initiation, on-line assistance in choosing a price plan, installation scheduling and complaint handling.

     - Order Management -- supports the ordering of products and services for all lines of business. This module assists customer service representatives in capturing the customer's order, negotiating with the customer and monitoring service delivery.

     - Message Processing -- calculates charges for usage (i.e., call rating) of telecommunications services, such as telephone calls and data transfer. Usage of the telecommunications network creates "messages" or call data records, which contain information such as the origin and destination of the call and its duration. In addition, this module provides for acquisition and formatting of the raw message data received from a switch, as well as calculates the charges for each call based on the service packages and price plans applicable to each individual user.

     - Invoicing -- provides comprehensive functionality for bill preparation (totaling of usage and other charges, application of discounts, taxes and credits) and bill production, as well as the ability to offer so-called "hot billing" (or real-time billing).

     - Flexible Bill Formatter -- enables the flexible definition and modification of bill formats, according to user requests (e.g., to combine charges from multiple services onto a single bill or to permit certain types of charges to be highlighted).

     - Revenue Management -- provides comprehensive functionality for accounts receivable and collections, including invoice receipt, payment receipt, payment posting, financial reporting and automated handling of customers with outstanding debts.

     - Network Resource Mediation -- manages the carrier's inventory of telephone numbers and SIM cards. This module also manages the interface between a wireless carrier's customer care and billing system and the network, transferring instructions regarding the provision or discontinuation of network services to specified users.

     - Commission Management -- calculates and manages commissions to be paid by the wireless carrier to its authorized dealers and sales representatives.

     - Fraud Management -- employs sophisticated data analysis tools and makes use of the integrated user database to detect the fraudulent use of phones and phone numbers.

     - Internet-based Bill Viewing -- enables user interaction and bill view capabilities over the Internet through www.self.service.

     - Churn Management -- uses data mining techniques to identify customers with a high probability of switching to another carrier or of disconnecting service.

     - Intercarrier Settlement -- calculates, manages and reconciles payments for intercarrier network access.

     DIRECTORY PUBLISHING

     The "ADS(NG)/Family of Products," our main offering in the Directory Systems area, provides comprehensive support for yellow page and white page directory sales and publishing operations, as well as for Internet directories and catalogs, including fully integrated electronic commerce capabilities. The directory line of products comprises a series of modules, including:

     - Sales -- addresses all aspects of managing sales to advertisers, including preparation and management of the overall sales campaign, which encompasses selecting the advertisers to be targeted, allocating the advertisers to various sales channels (such as field sales or telemarketing sales), assigning the advertisers to sales representatives, tracking advertising sales results and calculating sales commissions. These modules also provide automated support for the advertising sales representative, including laptop-based applications for use by members of the sales force in the field.

     - Publishing -- supports the process of entering, proofing and extracting the telephone listing and advertising information that is to be published in a directory. These modules encompass contract processing, service order processing, listing information management and directory extract in preparation for the actual production of the directory.

     - Marketing and Information Analysis -- includes corporate data warehousing techniques, online analytical processing and data mining capabilities, oriented to the specific marketing needs of the directory publisher. For example, these modules can be used to identify changed patterns of advertisement buying behavior in certain groups of customers, or to perform "what if" analyses on marketing policy parameters. These modules are also used by management to analyze the directory market and customer behavior, assisting in the planning of corporate strategy and marketing tactics.

     - Prepress -- manages the production of advertisements that are to be published in a directory and also supports the fully automated pagination of yellow page and white page directories, including the generation of the final typesetting file so that printed copies of the documents can be produced.

     - Customer Service -- permits online support for handling customer inquiries and resolving customer complaints, including online correction of advertising data and billing adjustments.

     - Financial Management -- specifically designed for the directory publisher's billing, accounts receivable and collections functions.

SERVICES

     We believe that the methodology we employ to deliver BSS products is one of the key factors that enables us to achieve the time-frame, budget and quality objectives of our customers' projects. Our methodology emphasizes rigorous project management, software development, solutions implementation and integration planning, as well as active customer participation at all stages to help prioritize and implement time-critical information system solutions that address the customer's individual needs.

     This process of customizing a system involves creating a tailored BSS product to address a customer's specific technical and business requirements. Following detailed functional design sessions with the customer, we modify our BSS software modules to provide the complete functionality needed by the customer. The process permits both Amdocs and the customer to identify and jointly plan for ongoing resource requirements, as well as jointly to create specific guidelines for the types of organizational and other changes that may be required for implementation and integration.

     System implementation and integration activities are conducted by joint teams from Amdocs and the customer in parallel with the customization effort. Implementation and integration activities include, for example, project management, development of training, methods and procedures, design of work flows, hardware planning and installation, network and system design and installation, system conversion and documentation. In most cases, the role of Amdocs personnel is to provide support services to the customer's own implementation and integration team which has primary responsibility for the task. Customers sometimes require turn-key solutions, in which case we are able to provide full system implementation and integration services.

     Once the system becomes operational, we are generally retained by the customer to provide ongoing services such as maintenance, enhancement design and development, and operational support. For substantially all of our customers, the implementation and integration of an initial BSS product has been followed by the sale of additional systems and modules. In recent years, we have established long-term maintenance and support contracts with a number of our customers. These contracts have generally involved an expansion in the scope of support provided, while also ensuring a recurring source of revenue to us.

     Our business is conducted on a global basis. We maintain three development facilities located in Israel, the United States and Cyprus, operate a support center located in Brazil and have operations in Europe, North America, Latin America and the Asia-Pacific region. Support for implementation and integration activities is performed typically at the customer site. Once the system is operational or in production, ongoing support and maintenance are provided by a combination of remote support from the development centers with local support at the customer site.

     As part of our effort to provide comprehensive solutions to our customers, we also offer outsourcing services to support the operation of the customer's BSS products. These functions would include full responsibility for the ongoing development and enhancement of our BSS products, the purchase and management of all related hardware assets and overall management of the customer's associated data centers. We concluded our first major multi-year services agreement in May 1998, entering into a six-year agreement with an affiliate of Telstra Corporation Ltd. of Australia. Under the agreement, we are responsible for software development, maintenance, support and facility management for Telstra's directory publishing activities.

SALES AND MARKETING

     Our sales and marketing activities are primarily directed at major telecommunications companies and at emerging network operators or services providers that are potential market leaders. As a result of the strategic importance of our information systems to the operations of such companies, a number of constituencies within a customer's organization are typically involved in purchase decisions, including senior management, information systems personnel and user groups such as the finance and marketing departments. Due to the comprehensiveness and large scale of our systems, the time between the making of an initial proposal to a prospective customer and the signing of a sales contract is typically between six and twelve months.

     We employ a relatively small dedicated sales force and maintain sales offices in the United States, the United Kingdom, and several other countries. Our sales activities are supported by a marketing group, which is responsible for advertising, preparation of sales proposals and market research and analysis of industry trends and developments. Our sales efforts are dependent upon close cooperation between our sales representatives and development personnel. Development personnel are intensively involved from the early stages of the sales cycle. This approach enables us to demonstrate our technical and professional skills to potential customers, while creating the opportunity to discuss with the customer its system needs. To ensure that we have a clear understanding of customer needs and expectations, it is our policy to have development personnel involved in a particular sales proposal continue to work with the customer. This approach creates continuity from the initial sales proposal through project development and beyond, into the ongoing production phase.

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

     The management of our operating subsidiaries is closely involved in establishing sales policies and overseeing sales activities. Management's role includes the setting of priorities among the multiple sales opportunities available at any point in time. Management is also responsible for allocating sufficient resources to each project to meet our quality standards while also adhering to the project's cost and schedule parameters.

     We also interact with various third parties in our sales activities, including independent sales agents, information systems consultants engaged by our customers or prospective customers and systems integrators that provide complementary products and services to such customers. We also have value-added reseller agreements with certain hardware and database vendors.

CUSTOMERS

     Our target market is comprised of telecommunications companies that require information systems with advanced functionality and technology. The companies in this market segment are typically industry leaders or innovative, well-backed new entrants. By working with such companies, we help ensure that we remain at the forefront of developments in the telecommunications industry and that our product offerings continue to address the market's most sophisticated needs. We have an international orientation, focusing on potential customers in the developed, industrialized countries in North America, Europe, Latin America and the Asia-Pacific region.

     We have a world-class customer base comprising over 70 telecommunications companies. Our customers include global telecommunications leaders, as well as other leading network operators and service providers and directory publishers in the United States and around the world. Our customers include SBC and a number of its operating subsidiaries, such as Southwestern Bell Mobile Systems, Southwestern Bell Yellow Pages, Southwestern Bell Communications Services (SBC's long distance provider) and Southwestern Bell Telephone Company. Additional customers include:

      Bell Atlantic
      BellSouth
      U.S. West
      GTE
      Sprint
      Deutsche Telekom (Germany)
      Mannesmann (Germany)
      SEAT (Italy)
      Telstra (Australia)
      Telus (Canada)
      Telecom Eireann (Ireland)
      Korean Telecom (South Korea)
      Vodafone Group (United Kingdom)
      Bezeq (Israel)
      BCP (Brazil)
      Telecom New Zealand (New Zealand)

     We have been able to establish long-term working relationships with many of our customers. Of our total customer base, 18 have been customers for five or more years. These long-term relationships are due, in part, to our broad-based expertise and our ability to address the evolving needs of a dynamic telecommunications industry.

     Our single largest group of customers is SBC and its operating subsidiaries, which accounted for in the aggregate 15.7% of our revenue in the nine months ended June 30, 1999 and for 20.8%, 34.5% and 38.0% of our revenue in fiscal 1998, 1997 and 1996, respectively. Our next largest customer is Telstra, which accounted for 7.8% of our revenue in the nine months ended June 30, 1999 and for 8.2%, 13.0% and 16.0% of our revenue in fiscal 1998, 1997 and 1996, respectively. Our third largest customer is BellSouth, which accounted for 5.9% of our revenue in the nine months ended June 30, 1999 and for 15.8%, 4.5% and 1.5% of our revenue in fiscal 1998, 1997 and 1996, respectively.

     Revenue derived from our five largest customers, excluding SBC and its operating subsidiaries, accounted for approximately 27.6% of total revenue for the nine months ended

June 30, 1999 and 27.1%, 33.2% and 42.7% of revenue in fiscal 1998, 1997 and
1996, respectively.

     The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customers:

                                                                               YEAR ENDED
                                                          NINE MONTHS        SEPTEMBER 30,
                                                             ENDED        --------------------
                                                         JUNE 30, 1999    1998    1997    1996
                                                         -------------    ----    ----    ----
North America..........................................      39.5%        52.2%   63.8%   67.5%
Europe.................................................      39.1%        27.2%   11.3%   14.5%
Rest of the World......................................      21.4%        20.6%   24.9%   18.0%

COMPETITION

     The market for telecommunications information systems is highly competitive and fragmented, and we expect competition to increase. We compete with many independent providers of information systems and services, including Alltel Corporation, American Management Systems, Convergys, IBM, Kenan Systems (a subsidiary of Lucent Technologies), LHS Group Inc., Saville Systems and SEMA Group, with system integrators, such as Andersen Consulting and EDS, and internal information systems departments of larger telecommunications carriers. We expect continued growth and competition in the telecommunications industry and the entrance of new competitors into the software information systems market in the future.

     We believe that we are able to differentiate ourselves from the competition by, among other things,

     - offering customers a total information system from a single vendor,

     - providing high quality reliable, scalable products,

     - managing effectively the timely implementation of products,

     - responding to customer service and support needs through a skilled professional organization, and

     - providing BSS solutions independent of any specific vendor of network equipment, hardware or software.

     We compete with a number of companies that have longer operating histories, larger customer bases, substantially greater financial, technical, sales, marketing and other resources, and greater name recognition than us. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of our prospective customers. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than we would to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products. There can be no assurance that we will be able to compete successfully with existing or new competitors. Failure by us to adapt to changing market conditions and to compete successfully with established or new competitors may have a material adverse effect on our results of operations and financial condition.

PROPRIETARY RIGHTS

     We regard significant portions of our software products and systems as proprietary and rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit access to, and distribution of, our proprietary information. We believe that the sophistication and complexity of our systems make it very difficult to copy such information or to subject such information to unauthorized use.

     We have developed a unique methodology for product development. Initially, we develop a core idea and the initial modules in-house. Thereafter, we approach a customer and introduce the initial developments to a customer and further develop the product in conjunction with a project conducted for such a customer, thus allowing us to resolve and develop specific, novel information technology solutions addressing actual needs of the market. We maintain sole ownership of our products.

     As a result of strategic development projects conducted with SBC and some of its subsidiaries, some of our products were jointly developed and owned in the past by us and SBC subsidiaries. In September 1997, we entered into a series of agreements with such SBC subsidiaries pursuant to which we purchased certain rights from these SBC subsidiaries and terminated related future royalty payment obligations for a total consideration of $40.0 million.

EMPLOYEES

     As of July 31, 1999, we employed on a full-time basis approximately 4,300 software and information technology specialists, engaged in research, development, maintenance and support activities, and approximately 620 managers and administrative professionals. We employ over 2,900 software and information technology specialists in Israel, with the remaining located in North America, Europe and the Asia-Pacific region. We often maintain teams of employees at a customer's premises to work on specific projects.

     We invest significant resources in recruitment, training and retention of quality personnel. Training programs cover areas such as technology, applications, development methodology, project methodology, programming standards, industry background and management development. Our management development scheme is reinforced by a divisional structure, which provides opportunities for talented managers to gain experience in general management roles at the division level. We also invest considerable resources in personnel motivation, including providing various incentive plans for senior employees. Our future success depends in large part upon our continuing ability to attract and retain highly qualified managerial, technical, sales and marketing personnel.

     We have to comply with various labor and immigration laws throughout the world, including laws and regulations in Australia, Brazil, Europe, Israel, Japan and the United States. To date, compliance with such laws has not been a material burden for us. As the number of our employees increases over time, our compliance with such regulations could become more burdensome.

     Our operating subsidiaries are not party to any collective bargaining agreements. However, our Israeli subsidiary is subject to certain labor-related statutes and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association), which are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. A significant provision applicable to all employees in Israel under collective bargaining agreements and expansion orders is the automatic adjustment of wages in relation to increases in the CPI. The amount and frequency of these adjustments are modified from time to time. We consider our relationship with our employees to be good and have never experienced a labor dispute, strike or work stoppage.

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

RESEARCH AND DEVELOPMENT

     The goals of our research and development staff are to be responsive to customer needs, to keep abreast of industry developments, to apply technology selectively to our systems, to build transition plans for adopting new technologies and to build a system architecture that is capable of absorbing such technologies. We have historically developed new modules and product offerings in response to an identified market demand. Our product development strategy is to fund the research and development of an advanced prototype, typically based on our existing products or modules. Products are usually developed in conjunction with a customer project. By adopting this strategy, we seek to remain at the forefront of technological development by working on technologically advanced solutions with our customers. Close cooperation with customers helps to ensure the relevance and timeliness of the products developed.

     We believe that our ability to identify innovative applications for emerging technologies has yielded us considerable competitive advantages. Examples of such innovations include the application of rule and table-based techniques to network mediation systems, Web-enabled technology for Internet-based customer care and data mining technology for fraud management and churn control.

     We spent $28.5 million, $25.6 million, $17.4 million and $14.7 million on research and development activities in the nine months ended June 30, 1999 and in fiscal 1998, 1997 and 1996, respectively, or 6.4%, 6.3%, 6.0% and 6.9%, respectively, of total revenue in those periods. For fiscal 1999, we expect to spend approximately $40 million on research and development activities.

FACILITIES

     We lease space in various facilities in Israel, aggregating approximately 650,000 square feet, pursuant to leases expiring on various dates between December 1999 and December 2008, and have various options to extend the terms of such leases. In Israel, we currently pay total yearly rental fees of approximately $12.4 million which are linked, in most cases, to the U.S. dollar. Included in these facilities are the following:

     - Our Israeli subsidiary rents approximately 297,000 square feet in Ra'anana, Israel under a ten-year lease (commencing June 1998). In June 1998, the Israeli subsidiary relocated its main offices and most of its operations to this location. The annual rent for the Ra'anana facility is approximately $5.6 million. Subject to the modification of certain tax rules, the Israeli subsidiary will also have the option to extend the lease term for an additional eight years. In addition, the Israeli subsidiary holds, subject to certain terms and conditions, an option to acquire certain parts of the Ra'anana facility.

     - In addition, our Israeli subsidiary rents facilities in Ramat-Gan and Jerusalem. The annual rent for these facilities is approximately $2.9 million and $1.1 million, respectively.

     - Approximately 69,000 square feet of the facilities in Ramat-Gan are owned by related companies which lease these facilities to us.

     In December 1998, the Israeli subsidiary entered into a ten-year lease for an additional 55,000 square feet commencing July 2000. The annual rent is approximately $1.0 million.

     Our subsidiary in the United States rents approximately 95,000 square feet in Chesterfield, Missouri under a seven-year lease (commencing December 1998). In June 1999, we relocated our development center and all of our administrative personnel, at the time principally centered around St. Louis, Missouri, to this facility. The annual rent for the facility will be approximately $2.5 million. We also hold a number of other leases in the United States, with an aggregate annual rent of approximately $870,000.

     We also lease approximately 45,000 square feet for our development facility in Cyprus at an annual rent of approximately $550,000.

     We lease additional office space in Australia, Brazil, Germany, Japan, Korea and the United Kingdom.

LEGAL PROCEEDINGS

     We are not involved in any material legal proceedings.

                                   MANAGEMENT

GENERAL

     Amdocs Limited is organized under the laws of Guernsey and, as set forth in its Articles of Association, is a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our principal operating subsidiaries are Amdocs (Israel) Limited (Israel), Amdocs, Inc. (the United States), Amdocs (UK) Limited (the United Kingdom) and Amdocs Development Limited (Cyprus). We rely on the executive officers of our operating subsidiaries to manage our business. In addition, Amdocs Management Limited, our management subsidiary, performs certain executive coordination functions for all our operating subsidiaries.

EXECUTIVE OFFICERS AND DIRECTORS AND OTHER KEY EMPLOYEES

     The board of directors and the executive officers of Amdocs and our subsidiaries and their ages as of July 31, 1999, are as follows:

NAME                                        AGE                         POSITION
----                                        ---                         --------
Bruce K. Anderson(2)(3)...................  59     Chairman of the Board and Chief Executive Officer,
                                                   Amdocs Limited
Robert A. Minicucci(2)(3).................  47     Director and Chief Financial Officer, Amdocs
                                                   Limited
Avinoam Naor..............................  51     Director of Amdocs Limited and Chief Executive
                                                   Officer of Amdocs Management Limited
Dov Baharav...............................  49     Senior Vice President and Chief Financial Officer,
                                                   Amdocs Management Limited
Thomas G. O'Brien.........................  38     Treasurer and Secretary, Amdocs Limited
Nehemia Lemelbaum.........................  56     Senior Vice President, Amdocs Management Limited
Mario Segal...............................  52     Senior Vice President, Amdocs Management Limited
Joshua Ehrlich............................  50     Senior Vice President, Amdocs Management Limited
Simon Cassif..............................  57     Senior Vice President, Amdocs (UK) Limited
Melinos Pissourios........................  31     General Manager, Amdocs Development Limited
Adrian Gardner(1)(2)(3)...................  37     Director
Stephen Hermer............................  38     Director
James Kahan...............................  51     Director
Paz Littman(2)(3).........................  43     Director
Revital Naveh(1)..........................  31     Director
Lawrence Perlman(1).......................  61     Director
Michael J. Price..........................  42     Director
Urs Suter.................................  41     Director

---------------
(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Executive Committee

     Bruce K. Anderson has been Chief Executive Officer and Chairman of the Board of Amdocs since September 1997. Since August 1978, he has been a general partner of WCAS, an investment firm which specializes in the acquisition of companies in the information services, communications and health care industries. Investment partnerships affiliated with WCAS are collectively our largest stockholder. Mr. Anderson served for nine years with Automated Data Processing, Inc., or ADP, until his resignation as Executive Vice President and a director of ADP, and President of ADP International, effective August 1978. Mr. Anderson serves on the board of directors of Medquist, Inc. and several private companies.

     Robert A. Minicucci has been Chief Financial Officer and a director of Amdocs since September 1997. He has been a general partner of WCAS since 1993. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. Mr. Minicucci served for twelve years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. He is also a director of several private companies.

     Avinoam Naor has been a director of Amdocs Limited since January 1999 and is Chief Executive Officer of Amdocs Management Limited having overall coordination responsibility for the operations and activities of our operating subsidiaries. Mr. Naor joined Amdocs in 1982 and initially served as a Senior Vice President. He has been involved with software development for 28 years, working on projects for the development of infrastructure software for communications systems and developing and marketing directory assistance systems. Mr. Naor was a member of the team that established the computerized system for Golden Pages, the Israel Yellow Pages company.

     Dov Baharav is a Senior Vice President and the Chief Financial Officer of Amdocs Management Limited, and has overall coordination responsibility for the financial reporting of our operating subsidiaries. Mr. Baharav joined Amdocs in 1991 in St. Louis, Missouri and until 1995 served as Vice President and President of Amdocs, Inc., our principal U.S. subsidiary. Prior to joining Amdocs, Mr. Baharav served as Chief Operating Officer of Oprotech Ltd., a publicly held company that develops, manufactures and markets electro-optical devices.

     Thomas G. O'Brien is Treasurer and Secretary of Amdocs Limited and since July 1995 has held other financial management positions within Amdocs. From July 1993 to July 1995, Mr. O'Brien was Controller of Big River Minerals Corporation, a diversified natural resources company. From 1989 to 1993, Mr. O'Brien was the Assistant Controller for Big River Minerals Corporation. From 1983 to 1989, Mr. O'Brien was a certified public accountant with Arthur Young and Company (now Ernst & Young LLP). Mr. O'Brien is a member of the American Institute of Certified Public Accountants and the Missouri Society of Certified Public Accountants.

     Nehemia Lemelbaum is Senior Vice President, Strategy and Corporate Development, of Amdocs Management Limited. He joined Amdocs in 1985, with initial responsibility for our U.S. operations. Mr. Lemelbaum led our development of graphic products for the Yellow Pages industry and directed our development of CC&B Systems. He served for nine years with Contahal Ltd., a leading Israeli software house, first as a senior consultant, and later as Managing Director. From 1967 to 1976, Mr. Lemelbaum was employed by the Ministry of Communications of Israel (in effect the organization that is currently Bezeq, the Israel Telecommunication Corp. Ltd.), with responsibility for computer technology in the area of business data processing.

     Mario Segal is a Senior Vice President and the Chief Operating Officer of Amdocs Management Limited. He joined Amdocs in 1984 as Senior Vice President and was a leading member of the team that developed the "ADS(NG)/Family of Products" directory automation systems and the "Customer Care and Billing Platform." Mr. Segal was also an account manager for a major North American Yellow Pages publisher and prior thereto managed the computer department of a major Israeli insurance company, leading large-scale software development projects and strategic planning of automation systems.

     Joshua Ehrlich is Senior Vice President, Business Development, of Amdocs Management Limited. Mr. Ehrlich has overall responsibility for coordinating new business development. He joined Amdocs in 1985. Mr. Ehrlich served as the account manager for one of our major North American installations, and subsequently had responsibility for major product development efforts. Following that, he assumed the responsibility for coordinating our sales support activities. Prior to joining Amdocs, Mr. Ehrlich managed the industrial application division of a leading Israeli software company, with responsibility for business development, overall project control and coordination of sales support.

     Simon Cassif is a Senior Vice President of Amdocs (UK) Limited. He has principal responsibility for developing our relationships with strategic customers in Europe. Mr. Cassif joined Amdocs in January 1994 and has since been devoting most of his efforts to business development in the area of customer care and billing. Prior to joining Amdocs, Mr. Cassif was Chief Information Officer and Vice President, Systems and Computers at Bezeq, the Israel Telecommunication Corp. Ltd. Mr. Cassif held this position for twelve years, with full responsibility for Bezeq Information Technology strategy, systems development, maintenance and operations.

     Melinos Pissourios is General Manager of Amdocs Development Limited. Mr. Pissourios, who joined Amdocs in April 1998, is also the Financial Controller of Amdocs Development Limited in Cyprus. Prior to joining Amdocs, Mr. Pissourios was the Group Financial Controller at AEC Holland Group. He also worked for KPMG Peat Marwick for four years. Mr. Pissourios is a member of the Cyprus Institute of Certified Public Accountants and he is a registered auditor in Cyprus.

     Adrian Gardner has been a director of Amdocs since April 1998. Mr. Gardner is an Executive Director of Lazard Brothers & Co., Limited, based in London and working with technology and telecommunications-related companies. Prior to joining Lazard Brothers in 1989, Mr. Gardner qualified as a chartered accountant with Price Waterhouse. Mr. Gardner is a member of the Institute of Chartered Accountants in England and Wales and a member of The Securities Institute.

     Stephen Hermer has been a director of Amdocs since April 1998. In 1998, Mr. Hermer joined the law firm of Olswang, based in London, where he practices corporate and securities law. Prior to that, he was a partner with the London law firm of Frere Cholmeley Bischoff.

     James S. Kahan has been a director of Amdocs since April 1998. Mr. Kahan has worked at SBC since 1983, and currently serves as its Senior Vice President-Corporate Development, a position he has held since 1992. Prior to joining SBC Mr. Kahan held various positions at several telecommunications companies, including Western Electric, Bell Laboratories, South Central Bell and AT&T.

     Paz Littman has been a director of Amdocs since September 1997. Since October 1996, he has served as President of Aurum Management and Consulting Ltd., a privately held company, which makes and manages investments for shareholders of the Aurec Group. From 1991 to 1996, Mr. Littman was an active partner with the law firm of Meitar, Littman & Co.

     Revital Naveh has been a director of Amdocs since April 1998. In July 1997, Ms. Naveh joined Aurum Management and Consulting Ltd., a privately held company, which makes and manages investments for shareholders of the Aurec Group. Prior to that, Ms. Naveh was an associate at the New York law firm of Skadden, Arps, Slate, Meagher & Flom LLP.

     Lawrence Perlman has been a director of Amdocs since April 1998. He has been Chairman of Ceridian Corporation since 1992, and its Chief Executive Officer since 1990. Ceridian Corporation is a provider of information services to employers to administer various human resource functions, as well as information services for the transportation and electronic media markets. Mr. Perlman is a director and Chairman of Seagate Technology, Inc., and a director of The Valspar Corporation and Computer Network Technology Corporation. Mr. Perlman has been a director of Ceridian since 1985.

     Michael J. Price has been a director of Amdocs since January 1998. He is co-Chief Executive Officer of FirstMark Communications LLC, a broadband wireless telecommunications company. Prior to that, he worked at Lazard Freres & Co. L.L.C., starting in 1987, serving first as a Vice

President and then as a Managing Director, where he led its technology and telecommunications group. He is also a director of SpectraSite, a leading tower management company.

     Urs Suter has been a director of Amdocs since May 1999. Mr. Suter has been the managing partner of the law firm Suter attorneys at law, in Zurich, Switzerland, since 1995. Prior to that, he was a law partner with Price Waterhouse. He is also a director of several private companies.

DIRECTORS

     All directors hold office until the next annual meeting of our shareholders or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

EXECUTIVE OFFICERS

     Executive officers of Amdocs are elected by the board of directors on an annual basis and serve until the next annual meeting of the board of directors or until their respective successors have been duly elected or qualified or their positions are earlier vacated by resignation or otherwise. The executive officers of each of the Amdocs subsidiaries are elected by the board of directors of such subsidiary on an annual basis and serve until the next annual meeting of such board of directors or until their respective successors have been duly elected or qualified or their positions are earlier vacated by resignation or otherwise.

BOARD COMMITTEES

     The Audit Committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices.

     The Compensation Committee of the board of directors determines the salaries and incentive compensation of the officers of Amdocs and our subsidiaries and provides recommendations for the salaries and incentive compensation of other employees and the consultants. The Compensation Committee also administers various compensation, stock and benefit plans of Amdocs.

     We have also established an Executive Committee which may act from time to time instead of the full board of directors and has such responsibilities as may be delegated to it by the Board.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our Compensation Committee consists of Messrs. Anderson, Minicucci, Gardner and Littman. None of the members of the Committee was an employee of ours at any time during fiscal 1998 or the nine months ended June 30, 1999.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     We pay our non-employee directors who are not associated with any of our principal shareholders (1) $10,000 per annum and (2) $1,500 per meeting of the board of directors and $500 per meeting of a committee of the Board. We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending meetings of the board of directors or committees thereof. Under certain circumstances, directors are also eligible to receive stock options. During fiscal year 1998, we granted options to two non-employee directors to purchase a total of 21,000 ordinary shares at a price of $14 per share, vesting over three years.

     A total of nine persons who served either as an executive officer or director of Amdocs during fiscal year 1998 received remuneration from Amdocs. The aggregate remuneration paid by us to such persons was approximately $4 million, which includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues) or other fringe benefits.

     During fiscal 1998, we granted options to six executive officers and directors to purchase a total of 448,000 ordinary shares at an average exercise price of $8.20 per share, with vesting over three to eight-year terms.

EMPLOYEE STOCK OPTIONS

     From January, 1998 through July 31, 1999 we granted options, net of forfeitures, to purchase approximately 6,070,000 ordinary shares to our officers and employees, and options to purchase 41,000 ordinary shares to our non-employee directors and consultants, pursuant to a stock option and incentive plan adopted in January 1998, or the Amdocs Plan. The weighted average exercise price of those options is $11.52. The options vest over a period of three to eight years commencing from the date of grant. There are currently 6,600,000 ordinary shares reserved for issuance under the Amdocs Plan. The purpose of the Amdocs Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in Amdocs. The Amdocs Plan is administered by a committee appointed by the Board and expires ten years after the date of its adoption.

     The ordinary shares acquired upon exercise of an option and the restricted shares that may be granted under the Amdocs Plan will be subject to certain restrictions on transfer, sale or hypothecation. Options will be exercisable and restrictions on disposition of shares will lapse pursuant to the terms of the individual agreements under which such options were granted or shares issued.

EMPLOYEE TRUST AGREEMENT

     In September 1997, we contributed $25.8 million to an irrevocable secular trust, or the Trust, the beneficiaries of which are primarily software and information technology specialists who have played an important role in our success. The Trust will distribute on specified dates within the next five years cash amounts to those beneficiaries employed by us on those dates. The amounts to be distributed to the beneficiaries employed by us on the relevant dates will include any appreciation in the value of the Trust's assets and are dependent upon certain conditions, such as the amount of cash available and the Trust's ability to realize the value of the assets it holds. Termination of a beneficiary's employment with Amdocs will not affect entitlement to a beneficiary's minimum interest in the Trust which was fixed at the time of our contribution to the Trust, and any terminated employee will receive such interest in September 2007. In September 1997, the Trust used the contribution from Amdocs and other resources to purchase 5,720,000 ordinary shares from us for an aggregate consideration of approximately $31.6 million. The Trust is required to liquidate any investments held in respect of any beneficiary and distribute only a cash payment.

                              CERTAIN TRANSACTIONS

     INVESTMENT AGREEMENTS. In September 1997, Amdocs and the WCAS Investors entered into a Share Subscription Agreement under which the WCAS Investors acquired from us on September 22, 1997, $3.27 million principal amount of our junior promissory notes and shares representing 8.7% of our then outstanding equity for $61.2 million. On that date, Amdocs and the WCAS Investors also entered into a Conditional Investment Agreement, under which the WCAS Investors agreed, subject to the satisfaction of specific revenue and cash flow targets through November 30, 1997, to acquire additional shares of Amdocs which, when added to the shares acquired under the Share Subscription Agreement, would constitute 35.0% of our outstanding equity as of September 22, 1997. Concurrently with the signing of the Conditional Investment Agreement, a subsidiary of Amdocs, ESM, entered into a Note Purchase Agreement with WCAS Capital Partners III, L.P., an investment partnership affiliated with WCAS, and several other investors, providing for the issuance of up to $125.0 million principal amount of 10% subordinated notes of ESM, subject to the satisfaction of the same financial targets set forth in the Conditional Investment Agreement. In January 1998, with the financial targets having been met, ESM sold $123.5 million principal amount of subordinated notes under the Note Purchase Agreement for a purchase price equal to their principal amount. On March 30, 1998, we completed the transactions contemplated by the Conditional Investment Agreement by issuing and selling to the WCAS Investors 51,507,716 ordinary shares for $95.83 million in cash and the surrender of the $3.27 million principal amount of junior promissory notes issued by us in September 1997.

     Some entities in which several of our directors and executive officers and our subsidiaries have a beneficial interest participated in the investments made pursuant to the Share Subscription Agreement and the Conditional Investment Agreement and acquired beneficial ownership of 2,078,336 ordinary shares for a total investment of $4.0 million.

     The proceeds of the equity and subordinated debt investments made under the Share Subscription Agreement, the Conditional Investment Agreement and the Note Purchase Agreement were used, together with the proceeds of a senior bank debt financing and internally generated funds, (1) to acquire for $40.0 million certain intellectual property rights from operating subsidiaries of SBC and (2) to fund an internal corporate reorganization. Following the reorganization, $478.7 million in dividends were paid to our shareholders, including a total of $39.9 million to the WCAS Investors.

     In September 1997, the WCAS Investors (investment partnerships affiliated with WCAS and some other investors, including certain entities in which some directors and executive officers of our subsidiaries have a beneficial interest) also granted a call option on some of the ordinary shares acquired under the Share Subscription Agreement and the Conditional Investment Agreement to our then existing shareholders, AIL, SBCI, several entities in some of which some of our executive officers have a beneficial interest and the Trust. The call option may be exercised, without the payment of any consideration to the WCAS Investors, if specific revenue and cash flow targets are met in fiscal 1998 and fiscal 1999. The targets in fiscal 1998 were satisfied in full. If fully exercised, the call option would decrease the ownership of the WCAS Investors from 59,412,656 to 44,214,616 and increase the relative ownership of AIL, SBCI and the other investors with no change in the aggregate number of ordinary shares outstanding. If the conditions of the call option agreement are satisfied in full, AIL and SBCI each have the right to receive 6,154,138 ordinary shares and the other investors have the right to receive 2,889,764 ordinary shares.

     SHAREHOLDERS AGREEMENT. In connection with the Share Subscription Agreement and Conditional Investment Agreement, SBCI, WCAS (on behalf of the WCAS Investors), AIL and Amdocs, entered into a shareholders agreement, under which these shareholders have certain rights to have their shares registered for sale to the public under the Securities Act of 1933.

     RELATIONSHIP WITH SBC. Until September 1997, SBC and some of its operating subsidiaries had specified ownership and marketing rights with respect to some of our software products that were developed and owned jointly by us and such SBC subsidiaries. In September 1997, we entered into a series of agreements with these SBC subsidiaries pursuant to which we purchased certain rights from them and terminated related future royalty payment obligations for a total consideration of $40.0 million.

     In March 1999, we entered into an agreement with a subsidiary of SBC, under which SBC has agreed that the level of support and development services that we will provide to SBC and its subsidiaries over the next three years will be at least equal to a substantial portion of the services we currently provide to SBC.

     SBC and some of its operating subsidiaries are also significant customers of ours. During the first nine months of fiscal 1999 and fiscal 1998, 1997 and 1996, SBC and those subsidiaries accounted for approximately 15.7%, 20.8%, 34.5% and 38.0%, respectively, of our revenue.

     THE 1995 REORGANIZATION. Prior to 1995, Amdocs and our operating subsidiaries were operated as a group of companies owned by common shareholders. In 1995, the companies underwent a reorganization, or the 1995 Reorganization, as a result of which Amdocs Limited became the holding company for all the affiliated companies. Subsequent to the reorganization, we issued shares for a total of $16.6 million to several entities in some of which some of our officers, including one of our directors, have a beneficial interest. In connection with the 1995 Reorganization, these entities entered into shareholders agreements with SBCI and AIL, or the 1995 Shareholders Agreements, in March and September of 1995. Pursuant to the 1995 Shareholders Agreements, the parties thereto have, subject to the occurrence of specified events, call and put rights with respect to the shares issued in connection with the 1995 Reorganization, which may be exercised at a price less than the original purchase price. These rights expire ratably over time and fully expire in 1999, in the case of one such entity, and 2002, in all other cases. The exercise of such rights will not affect the number of outstanding ordinary shares.

     OTHER RELATIONSHIPS. Since fiscal 1997, we have provided a CC&B System and related customization and implementation services to GoldenLines Limited, a provider of international telephone service for calls to and from Israel. SBC and Morris S. Kahn have a significant beneficial interest in GoldenLines.

     SBC and Mr. Kahn also are the beneficial owners of a company that leases office facilities and provides certain miscellaneous support services to us in Israel.

     In connection with the ITDS transaction AIL entered into an agreement with us under which they will compensate us in the event that our share price as determined for purposes of computing the exchange ratio in the merger falls below $27.50 (our ordinary share price on the date of the merger agreement). Under that agreement, AIL will contribute to us 55% of the number of additional ordinary shares we are required to issue in the merger as a result of our ordinary share price falling below $27.50 up to a maximum of 550,000 ordinary shares. If this offering is withdrawn or terminated without the sale in the offering of any of AIL's ordinary shares prior to the closing of the merger, AIL will contribute to us under the agreement the number of additional ordinary shares we are required to issue in the merger as a result of our ordinary share price falling below $27.50, and up to a maximum of 150,000. See "Management's Discussion and Analysis of Results of Operations and Financial
Condition -- Recent Developments" for further discussion of the exchange ratio computation.

                 PRINCIPAL SHAREHOLDERS AND SELLING SHAREHOLDER

     All of the shares that are offered in this offering will be sold by Amdocs International Limited. In addition, Amdocs International Limited has granted to the underwriters an option to purchase an aggregate of up to 2,700,000 additional ordinary shares solely to cover over-allotments.

     The following table sets forth specified information with respect to the beneficial ownership (before and after giving effect to the sale of ordinary shares pursuant to this prospectus) as of September 20, 1999 of (i) any person known by us to be the beneficial owner of more than 10% of the outstanding ordinary shares, (ii) all of our directors and executive officers as a group and
(iii) the selling shareholder.

                                       SHARES BENEFICIALLY OWNED                 SHARED BENEFICIALLY OWNED
                                         PRIOR TO THE OFFERING        SHARES         AFTER THE OFFERING
                                       --------------------------     BEING      --------------------------
NAME AND ADDRESS                        NUMBER(1)     PERCENT(2)     OFFERED      NUMBER(1)     PERCENT(2)
----------------                       ------------   -----------   ----------   ------------   -----------
Welsh, Carson, Anderson &
  Stowe(3)(5)........................   54,445,228       27.4%              --    54,445,228       27.4%
  320 Park Avenue, Suite 2500
  New York, New York 10022
SBC International, Inc.(4)...........   38,710,073       19.5%              --    38,710,073       19.5%
  175 E. Houston Street
  San Antonio, Texas 78205-2233
Amdocs International Limited(5)(6)...   36,170,051       18.2%      18,000,000    18,170,051        9.1%
  Suite 5, Tower Hill House
  Le Bordage, St. Peter Port
  Guernsey GY1 3QT
  The Channel Islands
All directors and executive officers
  as a group (18
  persons)(3)(4)(7)(8)...............  146,079,464       73.5%      18,000,000   128,079,464       64.4%

---------------
 (1) Unless otherwise indicated, the entities and individuals identified in this table have sole voting and investment power with respect to all ordinary shares and sole investment power with respect to all ordinary nonvoting shares shown as beneficially owned by them, subject to community property laws, where applicable.

 (2) The percentages shown are based on 174,589,951 ordinary voting shares and 24,210,073 ordinary nonvoting shares outstanding on September 20, 1999.

 (3) Includes 34,792,740 ordinary voting shares held by Welsh, Carson, Anderson & Stowe VII, L.P., 9,978,181 ordinary voting shares held by Welsh, Carson, Anderson & Stowe VI, L.P., 6,960,999 ordinary voting shares held by WCAS Capital Partners III, L.P., 226,512 ordinary voting shares held by WCAS Information Partners, L.P. and 2,486,796 ordinary voting shares held by partners and others affiliated with WCAS. Those partners are also partners of the sole general partner of each of the foregoing limited partnerships. The partners of WCAS who are also directors of Amdocs are Bruce K. Anderson (Chairman of the Board and Chief Executive Officer of Amdocs) and Robert A. Minicucci (Chief Financial Officer of Amdocs), and each may be deemed to be a beneficial owner of the ordinary voting shares held by WCAS.

 (4) SBCI is a wholly-owned subsidiary of SBC, a company whose shares are publicly traded on the NYSE. The number of shares shown as beneficially owned by SBCI is comprised of 14,500,000 ordinary voting shares and 24,210,073 ordinary nonvoting shares. SBCI is the only shareholder of Amdocs that holds ordinary nonvoting shares.

 (5) In connection with our recapitalization effected as of May 20, 1998, in advance of our initial public offering in June 1998, investment partnerships affiliated with WCAS and several entities in which some members of management have a beneficial interest granted irrevocable proxies with respect to a total of 23,521,899 and 6,203,236 ordinary voting shares, respectively, to a company which is the sole shareholder of AIL and which is beneficially owned by Morris S. Kahn. The proxies granted by the WCAS partnerships expire in May 2008, or sooner if at any time the WCAS entities collectively own less than 10.0% of our outstanding capital shares. The proxies granted by several entities in which some members of management have a beneficial interest expire ratably over the next one or two years. Following the offering, it is intended that the proxies granted by WCAS to AIL, as well as certain proxies granted to AIL by several entities in which some members of our management have a beneficial interest, will be transferred or otherwise granted to SBCI. Several entities in which some members of management have beneficial interests granted irrevocable proxies with respect to an additional 4,786,110 ordinary voting shares to the sole shareholder of AIL. After giving effect to the offering, the proxies with respect to the 4,786,110 ordinary shares shall no longer be in effect. After giving effect to the sale of ordinary shares in this offering, AIL and its beneficial shareholder will together have the right to vote 27.4% of our ordinary voting shares, and WCAS will have the right to vote 20.6% of such shares.

 (6) The number of shares shown as beneficially owned by AIL includes 10,000,000 ordinary shares that AIL may be required to deliver to the Amdocs Automatic Common Exchange Security Trust, or the TRACES Trust, upon the exchange of Automatic Common Exchange Securities that were issued and sold by the TRACES Trust in June 1999. The Exchange Date for the Automatic Common Exchange Securities will occur no earlier than June 11, 2002.

 (7) Affiliates of WCAS, SBCI and AIL serve on our board of directors and, accordingly, those affiliates may be deemed to be the beneficial owners of the shares held by such entities.

 (8) None of our key executive officers will receive any of the proceeds from the sale of the ordinary shares in this offering. All of our key executive officers hold and will continue to hold, directly and indirectly, economic interests in approximately 34.0% of our outstanding shares (of which 27.4% are held beneficially by WCAS).

                          DESCRIPTION OF SHARE CAPITAL

     Our authorized capital stock consists of 500,000,000 ordinary shares, 50,000,000 ordinary nonvoting shares and 25,000,000 preferred shares, in each case, par value L 0.01.

OUR ORDINARY SHARES

     All of our issued and outstanding ordinary shares and ordinary nonvoting shares are, and the ordinary shares being offered by us hereunder when issued and paid for will be, validly issued, fully paid and non-assessable. Neither the ordinary shares nor the ordinary nonvoting shares have pre-emptive, subscription or redemption rights. Neither our Memorandum of Association or Articles of Association nor the laws of Guernsey restrict in any way the ownership or voting of ordinary shares held by non-residents of Guernsey.

     Except as to voting rights, the rights of the holders of ordinary shares and ordinary nonvoting shares are identical and such securities rank on a parity.

     DIVIDEND AND LIQUIDATION RIGHTS. Holders of ordinary shares and ordinary nonvoting shares are entitled to receive equally, share for share, any dividends that may be declared by the board of directors out of funds legally available therefor. If, in the future, we declare cash dividends, such dividends will be payable in U.S. dollars. In the event of our liquidation, after satisfaction of liabilities to creditors, holders of ordinary shares and ordinary nonvoting shares are entitled to share pro rata in the net assets of Amdocs. Such rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class or series of preferred shares that may be authorized in the future. Declaration of a final dividend (not exceeding the amounts proposed by our board of directors) requires shareholder approval by adoption of an ordinary resolution. Failure to obtain such shareholder approval does not affect previously paid interim dividends.

     VOTING, SHAREHOLDER MEETINGS AND RESOLUTIONS. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class or series of preferred shares that may be authorized in the future. An annual general meeting shall be held once every calendar year at the time (within a period of not more than 15 months after the last preceding annual general meeting) and at the place as may be determined by the board of directors. The quorum required for an ordinary meeting of shareholders consists of shareholders present in person or by attorney who hold or represent between them a majority of the outstanding ordinary shares.

     An ordinary resolution (such as a resolution for the approval of the financial reports or the declaration of dividends) requires approval by the holders of a majority of the voting rights represented at a meeting, in person or by proxy, and voting thereon. A special or extraordinary resolution (such as, for example, a resolution amending our Memorandum of Association or Articles of Association or approving any change in capitalization, or a liquidation or winding-up) requires approval of the holders of 75% of the voting rights represented at the meeting, in person or by proxy, and voting thereon. A special or extraordinary resolution can only be considered if shareholders receive at least fourteen days' prior notice of the meeting at which such resolution will be considered.

     Except as described below, the ordinary nonvoting shares do not have any voting rights. Each nonvoting ordinary share will be converted automatically into one ordinary share at any time that it is transferred by SBCI, the sole holder of the ordinary nonvoting shares.

     TRANSFER OF SHARES AND NOTICES. Fully paid ordinary shares and ordinary nonvoting shares are issued in registered form and may be freely transferred pursuant to the Articles of Association unless the transfer is restricted or prohibited by another instrument. Each shareholder of record is entitled to receive at least fourteen days' prior notice of an ordinary shareholders' meeting and at least twenty-one days' prior notice of any shareholders' meeting at which a special resolution is to be adopted. For the purposes of determining the shareholders entitled to notice and to vote at the meeting, the board of directors may fix a record date not more than 60 or less than ten days prior to the date of the meeting.

     MODIFICATION OF CLASS RIGHTS. The rights attached to any class (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied with the consent in writing of the holders of 75% of the outstanding shares of such class, or with the adoption of an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class.

     ELECTION OF DIRECTORS. The ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power have the power to elect all of Amdocs' directors. See "Principal Shareholders and Selling Shareholder."

OUR PREFERRED SHARES

     Amdocs has 25,000,000 authorized preferred shares. The board of directors has the authority to issue the preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions of such shares, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, without further vote or action by the shareholders. We currently do not have any plans to issue any preferred shares.

     The purpose of authorizing the board of directors to issue preferred shares and to determine their rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred shares, while providing desirable flexibility in connection with possible equity financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting shares.

REGISTRATION RIGHTS

     AIL, SBCI and WCAS have demand and piggyback registration rights with respect to their ordinary shares under the Securities Act. The ordinary shares being offered by AIL in the offering have been registered upon the exercise of one of these demand registration rights. Following the consummation of this offering AIL will not have any more demand registration rights. If we propose to register any of our ordinary shares under the Securities Act, AIL, SBCI and WCAS may require us to include all or a portion of their shares in the registration, although the managing underwriter of any offering has certain rights to limit the number of shares in that registration. All expenses incurred in connection with these registrations (other than underwriters' discounts and commissions and fees of counsel retained by any selling shareholder) will be borne by us. These shareholders have agreed that they will not exercise any right with respect to any of these registrations for a period ending 90 days after the effective date of the registration statement for the offering, without the prior written consent of the underwriters.

             COMPARISON OF UNITED STATES AND GUERNSEY CORPORATE LAW

     The following discussion is a summary of the material differences between United States and Guernsey corporate law relevant to an investment in the ordinary shares and is based on the advice of Reboul, MacMurray, Hewitt, Maynard & Kristol, with respect to the corporate law of the United States, and Carey Langlois, with respect to the corporate law of Guernsey. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change.

     Under the laws of many jurisdictions in the United States, controlling shareholders generally have certain "fiduciary" responsibilities to minority shareholders. Shareholder action by controlling shareholders must be taken in good faith and actions by such shareholders that are obviously unreasonable may be declared null and void. Guernsey law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions.

     Under Guernsey law, an individual shareholder cannot, without the authority of the majority of the shareholders of the corporation, initiate litigation in the corporation's name, but an individual shareholder may seek to enforce the corporation's rights by suing in representative form on behalf of himself and all of the other shareholders of the corporation (except the wrongdoers where the complaint is against other shareholders) against the wrongdoers, who may include directors. In these circumstances, the corporation itself may be joined as a nominal defendant in order that it can be bound by the judgment and, if an action results in any property or damages recovered, such recovery goes not to the plaintiff, but to the corporation. Alternatively, Guernsey law makes specific provision to enable a shareholder to apply to the court for relief on the ground that the affairs of the corporation are being or have been conducted in a manner that is unfairly prejudicial to the interests of certain shareholders (including at least himself) or any actual or proposed act or omission of the corporation is or would be so prejudicial. In such circumstances, the court has wide discretion to make orders to regulate the conduct of the corporation's affairs in the future, to require the corporation to refrain from doing or continuing to do an act that the applicant has complained it has omitted to do, to authorize civil proceedings to be brought in the name and on behalf of the corporation and to provide for the purchase of shares of any shareholder of the corporation by other members or by the corporation itself.

     As in most United States jurisdictions, unless approved by a special resolution of our shareholders, our directors do not have the power to take certain actions, including an amendment of our Memorandum of Association or Articles of Association or an increase or reduction in our authorized capital. Directors of a Guernsey corporation, without shareholder approval, in certain instances may, among other things, implement a reorganization and effect certain mergers or consolidations, certain sales, transfers, exchanges or dispositions of assets, property, parts of the business or securities of the corporation; or any combination thereof, if they determine any such action is in the best interests of the corporation, its creditors or its shareholders.

     As in most United States jurisdictions, the board of directors of a Guernsey corporation is charged with the management of the affairs of the corporation. In most United States jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many United States jurisdictions have enacted various statutory provisions that permit the monetary liability of directors to be eliminated or limited. Guernsey law protecting the interests of shareholders may not be as protective in all circumstances as the law protecting shareholders in United States

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

jurisdictions. Under our Articles of Association, we are obligated to indemnify any person who is made or threatened to be made a party to a legal or administrative proceeding by virtue of being a director, officer or agent of Amdocs, provided that we have no obligation to indemnify any such persons for any claims they incur or sustain by or through their own willful act of default. See "Risk Factors -- The rights of shareholders of Guernsey corporations differ in some respects from those of shareholders of United States corporations".

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

                        SHARES ELIGIBLE FOR FUTURE SALE

     We have 174,589,951 ordinary shares and 24,210,073 non-voting ordinary shares issued and outstanding. Of these shares, 70,720,560 ordinary shares, including the 18,000,000 ordinary shares sold in the offering plus any shares sold upon exercise of the underwriters' overallotment options, will be freely tradeable without restriction. We, substantially all of our principal shareholders, including the selling shareholder, and our officers and directors have agreed not to offer, sell, contract to sell or otherwise dispose of any ordinary shares or non-voting ordinary shares without the consent of the representatives of the underwriters for a period of 90 days after the date of this prospectus, except for the ordinary shares offered hereby and ordinary shares issuable upon the exercise of options granted or to be granted under the Amdocs Plan. Further, the selling shareholder has agreed for an additional one-year period following the termination of the 90 day lock-up period not to offer, sell, contract to sell or otherwise dispose of any ordinary shares without the consent of our other principal shareholders, except for sales or other distributions in connection with this offering, sales made in the public market in accordance with Rule 144 and privately-negotiated transactions. These shareholders will, upon the consummation of the offering, own an aggregate 128,079,464 shares or 64.4% of the then outstanding ordinary shares and non-voting ordinary shares. After this 90-day period, all our ordinary shares will be eligible for sale in the public market pursuant to Rule 144, subject to compliance with the volume and manner of sale limitations of Rule 144, or under another exemption from the registration requirements of the Securities Act. Our principal shareholders also have the right in certain circumstances to require us to register their shares under the Securities Act for resale to the public. See "Description of Share Capital -- Registration Rights".

     In general, under Rule 144, as currently in effect, if one year has elapsed since the date of acquisition of shares that are "restricted securities" (as defined in Rule 144) from us or any "affiliate" (as defined below) of ours, the acquiror or subsequent holder of the shares (including an affiliate) is entitled to sell, within any three-month period, that number of shares that does not exceed the greater of 1% of our then outstanding ordinary shares and the average weekly trading volume of the ordinary shares on all exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice requirements and the availability of current public information about us. If two years have elapsed since the later of the date of acquisition of restricted shares from us or from any affiliate of ours, and the acquiror or subsequent holder thereof is deemed not to have been an affiliate of ours at any time during the 90 days preceding a sale, that person would be entitled to sell those shares in the public market under Rule 144(k) without regard to volume limitations, manner of sale provisions, public information requirements or notice requirements. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through the use of one or more intermediaries, controls, or is controlled by, or is under common control with, that issuer.

     We intend to register the 6,600,000 ordinary shares reserved for issuance pursuant to the Amdocs Plan following the date of this prospectus, on a Form S-8 registration statement under the Securities Act. This registration statement would become effective immediately upon filing. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statement would be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates. The right to exercise options outstanding under the Amdocs Plan is subject to vesting requirements. See "Management -- Employee Stock Options".

     In June 1999, the selling shareholder entered into a forward purchase contract with the TRACES Trust under which it may be required to deliver up to 10,000,000 ordinary shares on or before the Exchange Date. The TRACES Trust will deliver these ordinary shares to the holders of its Automatic Common Exchange Securities. These ordinary shares will be freely tradeable upon their delivery to the TRACES Trust's security holders. The Exchange Date will occur no earlier than June 11, 2002.

     We can make no prediction as to the effect, if any, that future sales of shares or the availability of shares for sale will have on the market price of the ordinary shares prevailing, from time to time. Nevertheless, sales of substantial amounts of the ordinary shares in the public market could adversely affect the prevailing market price of the ordinary shares and could impair our ability to raise capital through the sale of equity securities.

                            TAXATION OF THE COMPANY

     The following is a summary of certain material tax considerations relating to us and our subsidiaries. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

GENERAL

     Our overall effective tax rate has historically been approximately 30% due to the various corporate income tax rates of the countries in which we operate and the magnitude of our activities in those countries. Our effective tax rate for fiscal 1998 was 50% due to the incurrence of significant interest expense in tax-exempt or low tax jurisdictions. There can be no assurance that our effective tax rate will not change over time as a result of a change in corporate income tax rates or other changes in the tax laws of the various countries in which we operate. Moreover, our effective tax rate in future years may be adversely affected in the event that a tax authority challenged the manner in which items of income and expense are allocated among us and our subsidiaries. In addition, we and certain of our subsidiaries have been granted certain special tax benefits, discussed below, in Cyprus and Israel. The loss of any such tax benefits could have an adverse effect on our effective tax rate.

CERTAIN GUERNSEY TAX CONSIDERATIONS

     We qualify as an exempt company (i.e. our shareholders are not Guernsey residents and we do not carry on business in Guernsey) so we generally are not subject to taxation in Guernsey. We will retain such exempt status following the offering.

CERTAIN CYPRUS TAX CONSIDERATIONS

     Our Cyprus subsidiary, Amdocs Development Ltd., operates a development center. Corporations resident in Cyprus currently are subject to a maximum 25% income tax rate. The Government of Cyprus has issued a permit to our Cyprus subsidiary pursuant to which the activities to be conducted by it will be deemed to be offshore activities for the purpose of Cyprus taxation. As a result, our Cyprus subsidiary is subject to an effective tax rate in Cyprus of 4.25%. In order for our subsidiary to remain entitled to this reduced rate of taxation pursuant to the permit, it must continue to satisfy certain requirements concerning its operations in Cyprus and it must undertake certain information reporting obligations to the Government of Cyprus.

CERTAIN UNITED KINGDOM TAX CONSIDERATIONS

     Our United Kingdom subsidiary, Amdocs (UK) Limited, performs global development, contracting and marketing functions for our business, and acts as a holding company for certain of our subsidiaries, including our principal United States operating subsidiary.

     GENERAL CORPORATE TAXATION IN THE UNITED KINGDOM

     Until March 31, 1999, the statutory United Kingdom corporation tax rate was 31%. Commencing on April 1, 1999, the statutory corporate tax rate decreased to 30%. Our United Kingdom subsidiary pays UK corporation tax on its worldwide income, with a credit in certain cases for non-UK income taxes paid. Our United Kingdom subsidiary pays tax on dividends received from its subsidiaries, with a credit for underlying non-UK taxes paid by such subsidiaries and withholding taxes paid on such dividends.

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

CERTAIN ISRAELI TAX CONSIDERATIONS

     Our Israeli subsidiary, Amdocs (Israel) Limited, operates our largest development center. Discussed below are certain Israeli tax considerations relating to our Israeli subsidiary:

     GENERAL CORPORATE TAXATION IN ISRAEL

     Effective January 1, 1996, and thereafter, in general, Israeli companies are subject to "Company Tax" at the rate of 36% of taxable income. However, the effective tax rate payable by an Israeli company that derives income from an Approved Enterprise (as further discussed below) may be considerably less.

     LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

     GENERAL. Certain production and development facilities of our Israeli subsidiary have been granted "Approved Enterprise" status pursuant to the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, which provides certain tax and financial benefits to investment programs that have been granted such status.

     The Investment Law provides that capital investments in production facilities (or other eligible assets) may, upon application to the Israeli Investment Center, be designated as an Approved Enterprise. Each instrument of approval for an Approved Enterprise relates to a specific investment program delineated both by the financial scope of the investment, including source of funds, and by the physical characteristics of the facility or other assets. The tax benefits available under any instrument of approval relate only to taxable profits attributable to the specific investment program and are contingent upon compliance with the conditions set out in the instrument of approval.

     TAX BENEFITS. Taxable income derived from an Approved Enterprise is subject to a reduced corporate tax rate of 25% until the earlier of

     - seven consecutive years (or ten in the case of an FIC (as defined below)) commencing in the year in which the Approved Enterprise first generates taxable income,

     - twelve years from the year of commencement of production or

     - fourteen years from the year of the approval of the Approved Enterprise status.

     Such income is eligible for further reductions in tax rates if the company qualifies as a Foreign Investors' Company, or FIC, depending on the percentage of the foreign ownership. Subject to certain conditions, an FIC is a company more than 25% of whose share capital (in terms of shares, rights of profits, voting and appointment of directors) and more than 25% of whose combined share and loan capital is owned by non-Israeli residents. The tax rate is 20% if the foreign investment is 49% or more but less than 74%; 15% if the foreign investment is 74% or more but less than 90%; and 10% if the foreign investment is 90% or more. The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year. A company that owns an Approved Enterprise, approved after April 1, 1986 may elect to forego the entitlement to grants and apply for an alternative package of tax benefits. In addition, a company (like our Israeli subsidiary) with an enterprise outside the National Priority Regions (which is not entitled to grants) may also apply for the alternative benefits. Under the alternative benefits, undistributed income from the Approved Enterprise operations is fully tax exempt (a tax holiday) for a defined period. The tax holiday ranges between two to ten years from the first year of taxable income subject to the limitations as described above, depending principally upon the geographic location within Israel. On expiration of the tax holiday, the Approved Enterprise is eligible for a beneficial tax rate (25% or lower in the case of an FIC, as described above) for the remainder of the otherwise applicable period of benefits.

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

     Our Israeli subsidiary has elected the alternative benefits with respect to its current Approved Enterprise and its enlargements, pursuant to which the Israeli subsidiary enjoys, in relation to its Approved Enterprise operations, certain tax holidays for a period of two years (and in some cases for a period of four years) and reduced tax rates for an additional period of up to eight years. In case our Israeli subsidiary pays a dividend, at any time, out of income earned during the tax holiday period in respect of its Approved Enterprise, it will be subject, assuming that the current level of foreign investment in Amdocs is not reduced, to corporate tax at the otherwise applicable rate of 10% of the income from which such dividend has been paid and up to 25% if such foreign investments are reduced (as detailed above). This tax is in addition to the withholding tax on dividends as described below. Under a new instrument of approval issued in December 1997 and relating to the current investment program of our Israeli subsidiary and to the income derived therefrom, our Israeli subsidiary is entitled to a reduced tax rate period of thirteen years (instead of the eight year period referred to above.) The tax benefits, available with respect to an Approved Enterprise only to taxable income attributable to that specific enterprise, are given according to an allocation formula provided for in the Investment Law or in the instrument of approval, and are contingent upon the fulfillment of the conditions stipulated by the Investment Law, the regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprises. In the event our Israeli subsidiary fails to comply with these conditions, the tax and other benefits could be canceled, in whole or in part, and the subsidiary might be required to refund the amount of the canceled benefits, with the addition of CPI linkage differences and interest. We believe that the Approved Enterprise of our Israeli subsidiary substantially complies with all such conditions currently, but there can be no assurance that it will continue to do so.

     From time to time, the Government of Israel has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could have a material adverse effect on future investments by us in Israel (although such termination or reduction would not affect our Israeli subsidiary's existing Approved Enterprise or the related benefits).

DIVIDENDS

     Dividends paid out of income derived by an Approved Enterprise during the benefit periods (or out of dividends received from a company whose income is derived by an Approved Enterprise) are subject to withholding tax at a reduced rate of 15% (deductible at source). In the case of companies that do not qualify as a FIC, the reduced rate of 15% is limited to dividends paid at any time up to twelve years thereafter.

                     TAXATION OF HOLDERS OF ORDINARY SHARES

     The following discussion is a summary of certain United States federal income tax considerations and Guernsey tax considerations relating to an investment in the ordinary shares.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion describes the material United States federal income tax consequences to a holder of ordinary shares that is

 (i) a citizen or resident of the United States,

 (ii) a corporation created or organized in, or under the laws of, the United States or of any state thereof,

(iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or

(iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons has the authority to control all substantial decisions of the trust.

     This summary generally considers only U.S. holders that will own ordinary shares as capital assets. This summary does not discuss the United States federal income tax consequences to a holder of ordinary shares that is not a U.S. holder.

     This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to a holder of ordinary shares based on such holder's particular circumstances (including potential application of the alternative minimum tax), United States federal income tax consequences to certain holders that are subject to special treatment (such as taxpayers who are broker-dealers, insurance companies, tax-exempt organizations, financial institutions, holders of securities held as part of a "straddle", "hedge" or "conversion transaction" with other investments, or holders owning directly, indirectly or by attribution at least 10% of the ordinary shares), or any aspect of state, local or non-United States tax laws. Additionally, the discussion does not consider the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate taxes.

     EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO SUCH PERSON OF PURCHASING, HOLDING OR DISPOSING OF THE ORDINARY SHARES.

     DIVIDENDS

     In general, a U.S. holder receiving a distribution with respect to the ordinary shares will be required to include such distribution (including the amount of foreign taxes, if any, withheld therefrom) in gross income as a taxable dividend to the extent such distribution is paid from our current or accumulated earnings and profits as determined under United States federal income tax principles. Any distributions in excess of such earnings and profits will first be treated, for United States federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. holder's tax basis in the ordinary shares, and then, to the extent in excess of such tax basis, as gain from the sale or exchange of a capital asset. See "Disposition of Ordinary Shares" below. United States corporate shareholders will not be entitled to any deduction for distributions received as dividends on the ordinary shares.

     The amount of foreign income taxes that may be claimed as a credit against United States federal income tax in any year is subject to certain complex limitations and restrictions, which must be determined on an individual basis by each U.S. holder. The limitations set out in the Code include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. Dividends paid by us generally will be foreign source "passive income" for United States foreign tax credit purposes.

     DISPOSITION OF ORDINARY SHARES

     Upon the sale, exchange or other disposition of ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition by such U.S. holder and its tax basis in the ordinary shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the ordinary shares for more than one year at the time of the disposition. In the case of a U.S. holder that is an individual, trust or estate, long-term capital gains realized upon a disposition of the ordinary
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

shares generally will be subject to a maximum tax rate of 20%. Gains realized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as United States source income for United States foreign tax credit purposes.

     INFORMATION REPORTING AND BACKUP WITHHOLDING

     Dividend payments with respect to the ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a 31% rate. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. Generally a U.S. holder will provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

     Amounts withheld under the backup withholding rules may be credited against a U.S. holder's tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for a refund with the Internal Revenue Service.

CERTAIN GUERNSEY TAX CONSIDERATIONS

     Under the laws of Guernsey as currently in effect, a holder of ordinary shares who is not a resident of Guernsey and who does not carry on business in Guernsey through a permanent establishment situated there is (1) exempt from Guernsey income tax on dividends paid with respect to the ordinary shares and
(2) not liable for Guernsey income tax on gains realized on sale or disposition of such ordinary shares. In addition, Guernsey does not impose a withholding tax on dividends paid by us to holders of ordinary shares.

     There are no capital gains, gift or inheritance taxes levied by Guernsey, and the ordinary shares generally are not subject to any transfer taxes, stamp duties or similar charges on issuance or transfer.

     THE FOREGOING DISCUSSION DOES NOT ATTEMPT TO ADDRESS ALL OF THE POTENTIAL TAX CONSEQUENCES RELATING TO THE ORDINARY SHARES. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF PURCHASING, HOLDING OR DISPOSING OF THE ORDINARY SHARES UNDER THE LAWS OF ITS COUNTRY OF CITIZENSHIP, DOMICILE OR RESIDENCE.

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

                                 LEGAL MATTERS

     The validity of the ordinary shares offered hereby will be passed upon for us by Carey Langlois, Guernsey. Certain legal matters in connection with the offering will be passed upon for us by Reboul, MacMurray, Hewitt, Maynard & Kristol and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements as of September 30, 1998 and 1997, and for each of the three years in the period ended September 30, 1998, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     Ernst & Young LLP, independent auditors, have also audited the consolidated financial statements of ITDS at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, as set forth in their report. We have included the financial statements of ITDS in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual reports, quarterly reports and current reports and other information with the Securities and Exchange Commission. You may read and copy any of our SEC filings at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov.

     You may request copies of the filings, at no cost, by writing to or telephoning us as follows:

                                   Amdocs, Inc.
                                   1390 Timberlake Manor Parkway
                                   Chesterfield, Missouri 63017
                                   Telephone: (314) 212-8328

     This prospectus is part of a registration statement on Form F-3 that we filed with the SEC under the Securities Act. This prospectus does not contain all the information contained in the registration statement. For further information about us and our ordinary shares, you should read the registration statement and the exhibits filed with the registration statement.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. Any information incorporated by reference is considered part of this prospectus, and any information filed by us with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the following documents filed with the
SEC:

     - Our annual report on Form 20-F for the year ended September 30, 1998.

     - Our quarterly reports on Form 6-K for the quarterly periods ended June 30, 1999, March 31, 1999 and December 31, 1998.

     - Our current report on Form 6-K dated September 10, 1999.

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

     We also incorporate by reference documents filed with or furnished to the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this prospectus and prior to the termination of the offering. These include:

     - All subsequent annual reports filed on Form 20-F, Form 40-F or Form 10-K, and all subsequent filings on Forms 10-Q and 8-K filed by us pursuant to the Exchange Act.

     - All subsequent reports on Form 6-K furnished by us pursuant to the Exchange Act that contain financial statements, and all other subsequent reports on Form 6-K unless we state in the report that it is not being incorporated by reference into this prospectus.

     We will provide without charge to each person to whom a prospectus is delivered, on written or oral request, a copy of any or all of the documents incorporated by reference other than exhibits to those documents. Requests should be addressed to: Mr. Thomas G. O'Brien, Amdocs Inc., 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017 (telephone: (314) 212-8328).

                           FORWARD-LOOKING STATEMENTS

     Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "expect," "anticipate," "plan," "believe," "seek," "estimate" and similar words. Statements that we make in this prospectus that are not statements of historical fact may also be forward-looking statements. In particular, statements that we make in "Management's Discussion and Analysis of Results of Operations and Financial Condition" may be forward-looking statements. Forward-looking statements are not guarantees of our future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. Before you invest in our ordinary shares, you should be aware that the factors we discuss in "Risk Factors" and elsewhere in this prospectus could cause our actual results to differ from any forward-looking statements.

                         INDEX TO FINANCIAL STATEMENTS
                   (in U.S. dollars, unless otherwise stated)

                                                              Page
                                                              ----
AMDOCS LIMITED
Audited Consolidated Financial Statements
Report of Independent Auditors..............................   F-2
Consolidated Balance Sheets as of September 30, 1998 and
  1997......................................................   F-3
Consolidated Statements of Operations for the years ended
  September 30, 1998, 1997, and 1996........................   F-4
Consolidated Statements of Changes in Shareholders' Equity
  (Deficit) for the years ended September 30, 1998, 1997,
  and 1996..................................................   F-5
Consolidated Statements of Cash Flows for the years ended
  September 30, 1998, 1997, and 1996........................   F-6
Notes to Consolidated Financial Statements..................   F-8
Unaudited Consolidated Financial Statements
Consolidated Balance Sheet as of June 30, 1999..............  F-24
Consolidated Statements of Operations for the nine months
  ended June 30, 1999 and 1998..............................  F-25
Consolidated Statement of Changes in Shareholder's Equity
  (Deficit) for the nine months ended June 30, 1999.........  F-26
Consolidated Statements of Cash Flows for the nine months
  ended June 30, 1999 and 1998..............................  F-27
Notes to Unaudited Consolidated Financial Statements........  F-28
INTERNATIONAL TELECOMMUNICATIONS DATA SYSTEMS, INC.
Audited Consolidated Financial Statements
Report of Independent Auditors..............................  F-31
Consolidated Balance Sheets as of December 31, 1998 and
  1997......................................................  F-32
Consolidated Statements of Operations for the years ended
  December 31, 1998, 1997, and 1996.........................  F-33
Consolidated Statements of Stockholders' Equity (Deficiency)
  for the years ended December 31, 1998, 1997, and 1996.....  F-34
Consolidated Statements of Cash Flows for the years ended
  December 31, 1998, 1997, and 1996.........................  F-35
Notes to Consolidated Financial Statements..................  F-36
Unaudited Consolidated Financial Statements
Consolidated Balance Sheet as of June 30, 1999..............  F-48
Consolidated Statements of Operations for the six months
  ended June 30, 1999 and 1998..............................  F-50
Consolidated Statements of Cash Flows for the six months
  ended June 30, 1999 and 1998..............................  F-51
Notes to Unaudited Consolidated Financial Statements........  F-52

                         REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS

AMDOCS LIMITED

     We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 1998 and 1997, and the related statements of operations, changes in shareholders' equity (deficit) and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited at September 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1998, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

St. Louis, Missouri
November 8, 1998

                                 AMDOCS LIMITED

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                1998        1997
                                                                ----        ----
                                      ASSETS
Current Assets:
  Cash and cash equivalents.................................  $ 25,389    $ 53,732
  Accounts receivable, including unbilled of $10,331 in 1998
     and $2,031 in 1997.....................................    79,723      48,565
  Accounts receivable from related parties, including
     unbilled of $537 in 1998 and $0 in 1997................    10,235      15,393
  Deferred income taxes.....................................    14,534      12,532
  Prepaid expenses and other current assets.................    11,991       6,161
                                                              --------    --------
          Total current assets..............................   141,872     136,383
Equipment, vehicles and leasehold improvements, net.........    46,404      28,287
Deferred income taxes.......................................     7,773       4,587
Intellectual property rights................................    23,362      25,982
Other noncurrent assets.....................................    20,555      25,343
                                                              --------    --------
                                                              $239,966    $220,582
                                                              ========    ========
                  LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Accounts payable and accrued expenses.....................  $ 47,599    $ 30,543
  Accrued personnel costs...................................    29,948      23,098
  Short-term financing arrangements.........................    91,565       1,998
  Unearned revenue..........................................    29,241      17,440
  Notes payable to related parties..........................        --       3,268
  Short-term portion of capital lease obligations...........     2,952       1,954
  Forward exchange contracts................................     2,926          --
  Income taxes payable and deferred income taxes............    21,919      20,151
                                                              --------    --------
          Total current liabilities.........................   226,150      98,452
Long-term forward exchange contracts........................     2,222          --
Long-term portion of capital lease obligations..............     9,215       7,370
Other noncurrent liabilities................................    24,268      20,507
Shareholders' equity (deficit):
  Preferred Shares -- Authorized 25,000 shares; pound
     sterling 0.01 par value; 0 shares issued and
     outstanding............................................        --          --
  Ordinary Shares -- Authorized 550,000 shares; pound
     sterling 0.01 par value; 196,800 and 124,708
     outstanding, respectively (1998 -- 30,235 Non Voting
     Ordinary Shares and 166,565 Voting Ordinary Shares)....     3,149       1,996
Additional paid-in capital..................................   447,503     105,779
Unrealized loss on derivative instruments...................    (1,495)         --
Unearned compensation.......................................    (8,947)         --
Accumulated deficit.........................................  (462,099)    (13,522)
                                                              --------    --------
          Total shareholders' equity (deficit)..............   (21,889)     94,253
                                                              --------    --------
                                                              $239,966    $220,582
                                                              ========    ========

                             See accompanying notes

                                 AMDOCS LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              YEAR ENDED SEPTEMBER 30,
                                                          --------------------------------
                                                            1998        1997        1996
                                                            ----        ----        ----
Revenue:
  License(*)............................................  $ 42,891    $ 25,995    $ 16,298
  Service(*)............................................   360,876     264,107     195,422
                                                          --------    --------    --------
                                                           403,767     290,102     211,720
                                                          --------    --------    --------
Operating expenses:
  Cost of license(*)....................................    10,732       3,711       4,011
  Cost of service(*)....................................   231,360     173,704     129,177
  Research and development..............................    25,612      17,386      14,695
  Selling, general and administrative(*)................    51,168      40,769      28,347
  Nonrecurring charges (*)..............................        --      27,563          --
                                                          --------    --------    --------
                                                           318,872     263,133     176,230
                                                          --------    --------    --------
Operating income........................................    84,895      26,969      35,490
Other expense, net(*)...................................    24,126       3,266         476
                                                          --------    --------    --------
Income before income taxes and cumulative effect........    60,769      23,703      35,014
Income taxes............................................    30,385      17,827      10,506
                                                          --------    --------    --------
Income before cumulative effect.........................    30,384       5,876      24,508
Cumulative effect of change in accounting principle, net
  of $277 tax...........................................       277          --          --
                                                          --------    --------    --------
Net income..............................................  $ 30,107    $  5,876    $ 24,508
                                                          ========    ========    ========
Basic earnings per share
  Income before cumulative effect.......................  $   0.19    $   0.05    $   0.23
  Cumulative effect of a change in accounting principle
     (less than $0.01)..................................        --          --          --
                                                          --------    --------    --------
  Net income............................................  $   0.19    $   0.05    $   0.23
                                                          ========    ========    ========
Diluted earnings per share Income before
  cumulative effect.....................................  $   0.19    $   0.05    $   0.22
  Cumulative effect of a change in accounting principle
     (less than $0.01)..................................        --          --          --
                                                          --------    --------    --------
  Net income............................................  $   0.19    $   0.05    $   0.22
                                                          ========    ========    ========

---------------
(*) Includes the following income (expense) resulting from transactions with related parties for the year ended September 30, 1998, 1997 and 1996, respectively: License revenue -- $2,300, $0, and $2,000; service revenue -- $82,100, $100,500 and $76,500; cost of license -- $0, $(3,382)
    and $(4,011); cost of service -- $(2,325), $(2,523) and $(1,966); selling, general and administrative -- $(510), $(377) and $(294); other expense, net -- $(6,268), $0 and $0 (Note 3); nonrecurring charges -- $0, $(1,800)
    and $0 (Note 3).

                             See accompanying notes

                                 AMDOCS LIMITED

      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        UNREALIZED                     RETAINED         TOTAL
                                        ORDINARY SHARES    ADDITIONAL     LOSS ON                      EARNINGS     SHAREHOLDERS'
                                        ----------------    PAID-IN     DERIVATIVE      UNEARNED     (ACCUMULATED      EQUITY
                                        SHARES    AMOUNT    CAPITAL     INSTRUMENTS   COMPENSATION     DEFICIT)       (DEFICIT)
                                        ------    ------   ----------   -----------   ------------   ------------   -------------
Balance at September 30, 1995.........  107,934   $1,727    $ 14,348      $    --       $     --      $  13,354       $  29,429
Conversion to Voting Shares...........      (18)     --           --           --             --             --              --
Net income                                   --      --           --           --             --         24,508          24,508
Dividends declared, $0.35 per share...       --      --           --           --             --        (37,949)        (37,949)
                                        -------   ------    --------      -------       --------      ---------       ---------
Balance at September 30, 1996.........  107,916   1,727       14,348           --             --            (87)         15,988
Net income............................       --      --           --           --             --          5,876           5,876
Dividends declared, $0.18 per share...       --      --           --           --             --        (19,311)        (19,311)
Issuance of Ordinary Shares, net......   16,792     269       91,431           --             --             --          91,700
                                        -------   ------    --------      -------       --------      ---------       ---------
Balance at September 30, 1997.........  124,708   1,996      105,779           --             --        (13,522)         94,253
Net income............................       --      --           --           --             --         30,107          30,107
Unrealized loss on derivative
  instruments, net of $640 tax........       --      --           --       (1,495)            --             --          (1,495)
Dividends declared, $3.76 per share...       --      --           --           --             --       (478,684)       (478,684)
Issuance of Ordinary Shares, net......   54,092     865       97,583           --             --             --          98,448
Initial public offering of Ordinary
  Shares, net.........................   18,000     288      233,902           --             --             --         234,190
Stock options granted to employees,
  net of forfeitures..................       --      --       10,239           --        (10,239)            --              --
Amortization of unearned
  compensation........................       --      --           --           --          1,292             --           1,292
                                        -------   ------    --------      -------       --------      ---------       ---------
Balance at September 30, 1998.........  196,800   $3,149    $447,503      $(1,495)      $ (8,947)     $(462,099)      $ (21,889)
                                        =======   ======    ========      =======       ========      =========       =========

                             See accompanying notes

                                 AMDOCS LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                            YEAR ENDED SEPTEMBER 30,
                                                       -----------------------------------
                                                         1998         1997         1996
                                                         ----         ----         ----
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income...........................................  $  30,107    $   5,876    $  24,508
Reconciliation of net income to net cash provided by
  operating activities:
     Depreciation....................................     12,611        8,066        5,223
     Amortization....................................     16,485          328           --
     Loss on sale of equipment.......................        149          137           11
     Deferred income taxes...........................     (1,991)     (11,868)       4,861
     Write-off of purchased computer software........         --        1,800           --
Net changes in operating assets and liabilities:
     Accounts receivable.............................    (26,000)     (19,357)      (8,211)
     Prepaid expenses and other current assets.......     (5,244)       1,258         (681)
     Other noncurrent assets.........................     (3,324)      (3,958)      (3,181)
     Accounts payable and accrued expenses...........     23,906       20,971       (1,896)
     Forward exchange contracts......................      5,148           --           --
     Unearned revenue................................     11,800        6,730        5,697
     Income taxes payable............................     (1,429)      11,225        3,979
     Other noncurrent liabilities....................      5,760        4,843        3,598
     Unrealized loss on derivative instruments.......     (1,495)          --           --
                                                       ---------    ---------    ---------
                                                           9,122       21,712         (695)
                                                       ---------    ---------    ---------
Net cash provided by operating activities............     66,483       26,051       33,908
CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment, vehicles and
  leasehold improvements.............................        889          959          253
Payments for purchase of equipment, vehicles and
  leasehold improvements.............................    (26,566)     (10,213)      (5,526)
Purchase of computer software and intellectual
  property rights....................................         --      (40,000)          --
                                                       ---------    ---------    ---------
Net cash used in investing activities................    (25,677)     (49,254)      (5,273)
CASH FLOW FROM FINANCING ACTIVITIES:
Dividends paid.......................................   (478,684)     (18,000)     (40,013)
Net proceeds from issuance of Ordinary Shares........    330,638       91,700           --
Payments under short-term finance arrangements.......   (269,946)    (155,190)    (130,358)
Borrowings under short-term finance arrangements.....    358,862      140,360      137,872
Net proceeds from issuance of long term debt.........    364,127           --           --
Principal payments on long term debt.................   (368,521)          --           --
Principal payments on capital lease obligations......     (2,357)      (1,286)        (267)
Proceeds from (payments on) issuance of notes
  payable............................................     (3,268)       3,268           --
                                                       ---------    ---------    ---------
Net cash provided by (used in) financing
  activities.........................................    (69,149)      60,852      (32,766)
                                                       ---------    ---------    ---------
Net increase (decrease) in cash and cash
  equivalents........................................    (28,343)      37,649       (4,131)
Cash and cash equivalents at beginning of year.......     53,732       16,083       20,214
                                                       ---------    ---------    ---------
Cash and cash equivalents at end of year.............  $  25,389    $  53,732    $  16,083
                                                       =========    =========    =========

                             See accompanying notes

                                 AMDOCS LIMITED

                                 (IN THOUSANDS)

                                                                YEAR ENDED SEPTEMBER 30,
                                                              ----------------------------
                                                               1998       1997       1996
                                                               ----       ----       ----
Supplementary Cash Flow Information
Interest and Income Taxes Paid
  Cash paid for:
  Income taxes, net of refunds..............................  $32,472    $18,352    $1,475
  Interest..................................................   25,150      1,036     1,199

NON CASH INVESTING AND FINANCING ACTIVITIES

     Capital lease obligations of $5,200, $8,516 and $2,361 were incurred during the years ended September 30, 1998, 1997 and 1996 respectively, when the Company entered into lease agreements for vehicles.

     The Company declared a dividend to its shareholders as of June 30, 1997 of certain assets, consisting principally of the net assets and liabilities of a dormant entity, totaling approximately $1,311. The estimated value of the net assets distributed, based on internally prepared estimates, approximates the net book value at the date of distribution. The dividend is aggregated in the Statement of Changes in Shareholders' Equity (Deficit) with cash dividends paid of $18,000.

                             See accompanying notes

                                 AMDOCS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                               SEPTEMBER 30, 1998

NOTE 1  NATURE OF ENTITY

     Amdocs Limited (the "Company") is a leading provider of product-driven information system solutions to the telecommunications industry. The Company and its subsidiaries operate in one business segment, providing computer systems integration and related services for the telecommunications industry. The Company designs, develops, markets, and supports computer software products and related services to telecommunications companies throughout the world.

     The Company is a Guernsey corporation, which holds directly or indirectly several wholly owned subsidiaries in the United States, Europe, Canada, Israel, Japan, Cyprus and Australia. The Company's customers are mainly in the North America, Europe, South America, Australia, and the Asia-Pacific region. The Company derives approximately 55 percent of its revenue from outside the United States. The majority of the Company's production facilities are located in the State of Israel. Additional development and support centers are located in the U.S., Brazil and Cyprus.

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the U.S.

CONSOLIDATION

     The financial statements include the accounts of the Company and all its subsidiaries, which are wholly owned. All significant intercompany transactions and balances have been eliminated in consolidation.

FUNCTIONAL CURRENCY

     The U.S. dollar is the functional currency for the Company and its subsidiaries, as the U.S. dollar is the predominant currency of the Company's revenue.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and short-term investments with insignificant interest rate risk and original maturities of 90 days or less.

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Computers, office furniture and equipment, vehicles and leasehold improvements are stated at cost. Assets under capital leases are recorded at the present value of the future minimum lease payments at the date of acquisition. Depreciation is computed using the straight-line method over the estimated useful life of the asset, which ranges from two to twelve years and includes the amortization of assets under capitalized leases. Leasehold improvements are amortized over the shorter of the estimated useful lives or the term of the lease. Management reviews property and equipment and other long-lived assets on a periodic basis to determine whether the events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

                                 AMDOCS LIMITED

RESEARCH AND DEVELOPMENT AND COMPUTER SOFTWARE

     Research and development expenditures consist of costs incurred during the development of new software modules and product offerings, usually in conjunction with a customer project. Such costs are charged to operations as incurred. Certain computer software costs are capitalized in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," which requires capitalization of software development costs subsequent to the establishment of technological feasibility.

     Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design or, in the absence thereof, completion of a working model. Costs incurred by the Company after achieving technological feasibility and before the product is ready for customer release have been insignificant.

     Purchased computer software, which is reported at the lower of amortized cost or net realizable value, is amortized over its estimated useful life of three years based on the ratio of the current gross revenue for each product to the total current and anticipated future gross revenue for each product. This accounting policy results in amortization of purchased computer software on a basis faster than the straight-line method.

     Periodically, the Company considers whether there are indicators of impairment that would require the evaluation of the net realizable value of the capitalized computer software in comparison to its carrying value.

     In September 1997 the Company acquired certain intellectual properties rights. These rights are amortized over their estimated useful life of 10 years, on a straight line basis.

     Accumulated amortization of intellectual properties rights and computer software is $11,060 and $328 at September 30, 1998 and 1997.

STOCK SPLIT

     In September 1997 and May 1998, the Board of Directors of the Company authorized stock splits effected as dividends of Ordinary Shares. All references in the consolidated financial statements referring to shares, per share amounts, and contingently issuable shares have been adjusted retroactively for the stock splits.

INCOME TAXES

     The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Deferred taxes are computed based on tax rates anticipated to be in effect (under applicable law at the time the financial statements are prepared) when the deferred taxes are expected to be paid or realized.

     Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting, and also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to their parents.

                                 AMDOCS LIMITED

REVENUE RECOGNITION

     The Company's software products require significant customization and therefore the development projects are recognized as long term contracts in conformity with Accounting Research Bulletin (ARB) No. 45 "Long Term Construction Type Contracts" and Statement of Position (SOP) 81-1 "Accounting for Performance of Construction Type and Certain Production Type Contracts" and SOP 97-2 "Software Revenue Recognition". License revenue is recognized as work is performed, using percentage of completion accounting. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and support services, is recognized as work is performed, under the percentage of completion method. Revenue related to ongoing support is recognized as work is performed. Revenue from third party hardware and software sales is recognized when products are delivered. Maintenance revenue is recognized ratably over the term of the maintenance agreement, which in most cases is one year or less. As a result of its percentage of completion accounting policies, the Company's annual and quarterly operating results may be significantly affected by the size and timing of customer projects and the Company's progress in completing such projects.

     Losses are recognized on contracts in the period in which the liability is identified. Unearned revenue represents advance billings to customers for services and third-party products and generally is recognized within one year of receipt.

     Included in service revenue are sales of third-party products totaling $27,016 in 1996. Revenue from sales of such products in 1998 and 1997 are less than 10 percent of total revenue and are expected to continue to be below 10 percent in the future. Such products include third-party computer hardware and computer software products.

COST OF LICENSE AND COST OF SERVICE

     Cost of license and service consists of all costs associated with providing services to customers, including warranty expense. Estimated costs related to warranty obligations are initially provided at the time the product is delivered and are revised to reflect subsequent changes in circumstances and estimates. Cost of license includes amortization of purchased computer software and intellectual property rights and, in 1997 and 1996 royalty expense.

     Included in cost of service are costs of third-party products associated with reselling third-party computer hardware and computer software products to customers. In 1996, such costs totaled $22,124. Customers purchasing third-party products from the Company generally do so in conjunction with the purchase of services.

NONRECURRING CHARGES

     Amounts reflected as nonrecurring charges in the consolidated statements of operations of the year ended September 30, 1997 represent two items: (a) the payment of a one-time special bonus of $25,763 paid to a trust for the benefit of certain officers and employees related to past services and (b) a write-off of $1,800 in connection with the acquisition of certain software rights related to in-process research and development.

MODIFICATION OF ACCOUNTING FOR INTELLECTUAL PROPERTY RIGHTS

     In 1998, the Company revised its accounting for certain intellectual property rights acquired in 1997. The cost of such rights, $26,200, was previously reported as a nonrecurring charge in 1997. Effective September 30, 1997, the rights were capitalized and are amortized over their estimated useful life of 10 years.

                                 AMDOCS LIMITED

STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options. See Note 14 for pro forma disclosures required in accordance with Statement No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") of the Financial Accounting Standards Board.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The financial instruments of the Company consist mainly of cash and cash equivalents, accounts receivable, short-term financing arrangements, forward exchange contracts, and lease obligations. In view of their nature, the fair value of the financial instruments included in the accounts of the Company does not significantly vary from their carrying amount.

CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade receivables. The Company invests its excess cash primarily in highly liquid U.S. dollar-denominated deposits with major U.S. and U.K. banks. The Company does not expect any credit losses in respect of these items. The Company's revenue is generated primarily in North America, Europe, Australia, Brazil and the Asia-Pacific region, and most of its customers are among the largest telecommunications and directory publishing companies in the world (or owned by them). The Company performs ongoing analysis of its customer base and generally does not require collateral.

RECLASSIFICATIONS

     Certain amounts in the 1997 and 1996 financial information have been reclassified to conform to the current year presentation.

ADOPTION OF NEW ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings per Share" which was adopted on December 31, 1997. SFAS No. 128 replaced previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share exclude the dilutive effects of options, warrants and convertible securities. Diluted earnings per share are very similar to previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary restated to conform to the SFAS No. 128 requirements.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" which was adopted on October 1, 1997. This new Statement establishes standards for reporting and displaying comprehensive income exclusive of net income and its components in a company's financial statements. At the present time, the only component of comprehensive income which must be included in the Company's financial statements is unrealized gains and losses on derivative instruments designated as cash flow hedges.

                                 AMDOCS LIMITED

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which was adopted on December 31, 1997. SFAS No. 131 requires companies to provide financial and descriptive information about their operating segments. All operating segment information for all periods has been presented.

     In October 1997, the AICPA issued SOP 97-2, "Software Revenue Recognition," which updates the requirements of revenue recognition effective for transactions that the Company has entered into beginning January 1, 1998. The adoption of SOP 97-2 did not have a material impact on the Company's financial position or results of operations.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Company adopted the new Statement effective July 1, 1998. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

     In March 1998, the AICPA issued SOP 98-1, "Accounting For the Costs of Computer Software Developed For or Obtained For Internal-Use". The provisions of the SOP must be applied in financial statements for fiscal years beginning after December 15, 1998. The SOP will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal-use. The company currently expenses such costs as incurred. The Company has not yet assessed what the impact of the SOP will be on the Company's future earnings or financial position.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company's most significant estimates are related to contract accounting estimates used to recognize revenue under percentage of completion contracts. Actual results could differ from those estimates.

NOTE 3  RELATED-PARTY TRANSACTIONS

     The Company licenses software and provides computer systems integration and related services to several affiliates of a significant shareholder of the Company (the "affiliates"). Revenue from the affiliates totaled approximately $84,400, $100,500 and $78,500 in 1998, 1997 and 1996, respectively. Through
September 1997 the Company also paid royalties to the affiliates for the licensing of computer software. Royalty expense totaled approximately $3,400 and $4,000 in 1997 and 1996, respectively. Amounts due to the affiliates related to these royalties were $0 and $436 at September 30, 1998 and 1997, respectively, and were included in accounts payable and accrued expenses.

     On September 22, 1997, the Company purchased certain computer software and intellectual property rights from the affiliates for an aggregate amount of $40,000. As a result, the Company

                                 AMDOCS LIMITED
no longer pays royalties to the affiliates related to the purchased computer software. In process research and development, related to this transaction resulted in a nonrecurring charge of $1,800. The remainder has been capitalized as computer software and intellectual property rights.

     On September 22, 1997, the Company issued junior subordinated notes payable in the aggregate amount of $3,268 to certain persons affiliated with the investors party to the Share Subscription Agreement referred to in Note 13. The notes bore an interest rate of 5.75 percent per annum and were originally due September 22, 1998. The notes were paid in March 1998.

     In January 1998, the Company issued $123,500 in principal amount of 10 percent subordinated notes to affiliates of certain shareholders which were party to the Conditional Investment Agreement referred to in Note 13. This amount was paid as described in Note 8.

     The Company leases office space in Israel on a month-to-month basis and purchases other miscellaneous support services from affiliates of certain shareholders. Amounts paid for rent and related maintenance and other miscellaneous support services were approximately $2,835, $2,900 and $2,260 for 1998, 1997 and 1996, respectively.

NOTE 4  COMPENSATING BALANCES

     The Company was required to maintain compensating cash balances of $574 at September 30, 1998 and 1997, relating to foreign currency contracts.

NOTE 5  EQUIPMENT, VEHICLES AND LEASEHOLD IMPROVEMENTS

     Components of equipment, vehicles and leasehold improvements, net are as follows:

                                                  1998       1997
                                                  ----       ----
Furniture and fixtures.........................  $ 6,852    $ 2,900
Computer equipment.............................   37,534     24,688
Vehicles furnished to employees................   20,500     16,708
Leasehold improvements.........................   12,353      3,481
                                                 -------    -------
                                                  77,239     47,777
Less accumulated depreciation..................   30,835     19,490
                                                 -------    -------
                                                 $46,404    $28,287
                                                 =======    =======

     A subsidiary of the Company has entered into various leasing arrangements with a commercial bank of vehicles for periods of five years, carrying interest rates of LIBOR plus a varying interest rate of 0.7 percent to 1 percent (6.5 percent at September 30, 1998). The Company has accounted for these as capital leases. Capital lease payments, excluding interest, due over the next five years are as follows: $2,952 in 1999, $3,148 in 2000, $3,005 in 2001, $2,200 in 2002
and $862 in 2003.

                                 AMDOCS LIMITED

NOTE 6  OTHER NONCURRENT ASSETS

     Other noncurrent assets consist of the following:

                                                  1998       1997
                                                  ----       ----
Funded personnel benefit costs.................  $13,622    $10,660
Computer software, net of amortization of
  $8,222 in 1998, and $110 in 1997.............    3,778     11,890
Other..........................................    3,155      2,793
                                                 -------    -------
                                                 $20,555    $25,343
                                                 =======    =======

NOTE 7  INCOME TAXES

     The provision for income taxes consists of the following:

                                YEAR ENDED SEPTEMBER 30,
                             ------------------------------
                              1998        1997       1996
                              ----        ----       ----
Current....................  $32,376    $ 29,695    $ 5,645
Deferred...................   (1,991)    (11,868)     4,861
                             -------    --------    -------
                             $30,385    $ 17,827    $10,506
                             =======    ========    =======

     All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to their parent company.

     Deferred income taxes are comprised of the following components:

                                                          1998       1997
                                                          ----       ----
DEFERRED ASSETS:
Unearned revenue.......................................  $ 5,849    $ 5,900
Accrued personnel costs................................    7,027      6,621
Computer software and intellectual property............    1,735      3,339
Warranty and maintenance accruals......................    2,184         --
Other..................................................    5,512      1,259
                                                         -------    -------
Total deferred assets..................................   22,307     17,119
                                                         -------    -------
DEFERRED LIABILITIES:
Anticipated withholdings on subsidiaries' earnings.....   (7,945)    (4,748)
                                                         -------    -------
Total deferred liabilities.............................   (7,945)    (4,748)
                                                         -------    -------
Net deferred assets....................................  $14,362    $12,371
                                                         =======    =======

                                 AMDOCS LIMITED

     The effective income tax rate varied from the statutory Guernsey tax rate as follows:

                                         1998    1997    1996
                                         ----    ----    ----
Statutory Guernsey tax rate............   20%     20%     20%
Guernsey tax-exempt status.............  (20)    (20)    (20)
Foreign taxes..........................   50*     75*     30
                                         ---     ---     ---
Effective income tax rate..............   50%     75%     30%
                                         ===     ===     ===

---------------
* In 1998 and 1997 the Company incurred tax expense on the income of its operations in various countries and sustained a loss in a tax jurisdiction in which the Company is tax exempt, which resulted in no tax benefit to offset the expense incurred. As a result, the Company's effective income tax rate is significantly greater than the 1996 effective rate.

  The Company's Israeli subsidiary, which accounts for approximately 31 percent of the Company's income before income taxes, enjoys tax benefits from Approved Enterprise status, as established under Israeli law. The benefits from this status begin phasing out in 1999.

  During 1997, the Company settled claims from various taxing authorities resulting in an increase in taxes paid and deferred tax assets. Included in other income (expense), net for the year ended September 30, 1997 is approximately $3,000, representing interest on tax assessments relating to years prior to fiscal 1997.

     The Company's assumption is that it is more likely than not that all the net deferred tax assets will be realized through future taxable earnings.

NOTE 8  SHORT-TERM FINANCING ARRANGEMENTS

     Pursuant to a July 1998 agreement (which is an amendment to the December 1997 agreement discussed below) with a syndicate of banks, the Company may borrow up to $100,000 under a revolving line of credit. This agreement expires in June 2001. The Company borrowed $66,000 under the line of credit to refinance a facility from a commercial bank, and to repay $46,000 of the subordinated debt to affiliates of the shareholders as described below. The revolving line of credit bears a variable interest rate (6.5 percent at September 30, 1998). The credit agreement has various covenants which limit the Company's ability to make investments, incur debt, pay dividends and dispose of property. The Company is also required to maintain certain financial ratios as defined in the agreement. Except for vehicles, substantially all of the Company's assets have been pledged as security under the terms of the agreement. At September 30, 1998, the outstanding balance under this credit facility was $59,000.

     Under a credit agreement with the First International Bank of Israel, the Company's subsidiary in the State of Israel may borrow up to $40,000 under a short term credit line. At September 30, 1998, the outstanding balance was $32,565. The short term credit line bears a variable interest rate (6.7 percent at September 30, 1998).

     In addition, the Company has short term revolving credit line totaling $7,000 from the FIBI BANK (UK) plc. As of September 30, 1998, the Company used approximately $4,500 of this revolving credit facility to support outstanding letters of credit.

     The Company's financing transactions for the year are described below:

     On September 22, 1997, the Company issued junior subordinated notes payable in the aggregate amount of $3,268 to certain entities affiliated with the investors party to the Share

                                 AMDOCS LIMITED

Subscription Agreement referred to in Note 13. The notes bore an interest rate of 5.75 percent per annum, and were due September 22, 1998. The notes were paid in March 1998.

     In December 1997, certain direct and indirect subsidiaries entered into a credit agreement (the 1997 Credit Agreement) with several commercial banks, which provided for three separate term loans and a revolving credit facility. Term loans of $125,000 and $100,000 with variable interest rates and quarterly principal payments due through December 2002 and June 2004, respectively, and a $90,000 term loan with a variable interest rate and principal due in May 1998. In December 1997, the Company borrowed $315,000 under the term loans and placed such proceeds in a cash collateral account maintained by one of the commercial banks subject to the 1997 Credit Agreement. The release of the cash held in the cash collateral account was subject to the occurrence of certain events, as defined. The events were met in January 1998, and the cash held in the cash collateral account was released to the Company.

     In March 1998, the Company received the proceeds of the additional equity investment discussed in Note 13 totaling approximately $99,000 and used the proceeds to repay the term loan maturing in May 1998 and the short-term notes payable to related parties.

     In January 1998, the Company borrowed $20,000 under the revolving credit portion of the 1997 Credit Agreement and used the proceeds to prepay certain of the term loans. Amounts borrowed under the revolving credit facility bore a variable interest rate and were due December 5, 2002. This amount was repaid in July 1998 with the proceeds of the Company's $100,000 revolving credit facility.

     The occurrence of certain qualifying events, as defined in the Conditional Investment Agreement as discussed in Note 13, also resulted in the issuance of unsecured long-term notes to affiliates of certain shareholders of the Company totaling $123,500, and a requirement for affiliates of certain shareholders to make an equity investment in the Company of approximately $99,000, subject to possible adjustment, as provided in the Conditional Investment Agreement. The long-term subordinated notes to affiliates carried an interest rate of 10 percent, payable quarterly with principal due September 2004. The proceeds of the long-term subordinated notes to affiliates were received in January 1998.

     On June 24, 1998 the Company used the proceeds from the initial public offering that was conducted on June 19, 1998 to repay $183,750 in outstanding term loans made in December 1997 and $49,000 out of the $123,500, 10 percent subordinated debt issued in January 1998.

     Subordinated debt to affiliates of the shareholders in the amount of $46,000 was repaid in July 1998 from the proceeds of the Company's revolving credit facility.

     Effective July 31, 1998, the Company extinguished the subordinated debt with cash flows from operations.

NOTE 9  OTHER NONCURRENT LIABILITIES

     Other noncurrent liabilities consist of the following:

                                          1998       1997
                                          ----       ----
Accrued personnel costs................  $24,268    $18,507
Ordinary Shares subscription deposit...       --      2,000
                                         -------    -------
                                         $24,268    $20,507
                                         =======    =======

                                 AMDOCS LIMITED

NOTE 10  OTHER EXPENSE, NET

     Other expense, net consists of the following:

                                        YEAR ENDED SEPTEMBER 30,
                                     ------------------------------
                                       1998       1997       1996
                                       ----       ----       ----
Interest income....................  $  3,445    $   873    $   964
Interest expense...................   (24,947)      (981)    (1,291)
Interest expense related to
  settlement of tax claims.........        --     (3,000)        --
Other, net.........................    (2,624)      (158)      (149)
                                     --------    -------    -------
                                     $(24,126)   $(3,266)   $  (476)
                                     ========    =======    =======

NOTE 11  COMMITMENTS

     The Company leases office space in various countries in which it does business under non-cancelable operating leases. Future minimum lease payments required for the five-year period beginning October 1, 1998 are as follows:

         FOR THE YEAR ENDED SEPTEMBER 30,
         --------------------------------
1999..............................................  $ 9,700
2000..............................................   10,600
2001..............................................   10,300
2002..............................................    8,400
2003..............................................    7,400
                                                    -------
                                                    $46,400
                                                    =======

     Rent expense was approximately $8,000, $5,400 and $4,900 for 1998, 1997 and 1996, respectively. The lease agreement related to the Company's principal facilities in Israel, for which the Company has provided a $2,000 guarantee, includes a purchase option.

NOTE 12  EMPLOYEE BENEFITS

     The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli subsidiary. The severance pay liability, which is included in other noncurrent liabilities, is partially funded by amounts on deposit with insurance companies, which are included in other noncurrent assets. Most of the deposits were funded by the Israeli subsidiary. Severance pay expenses were approximately $7,100, $5,500 and $4,200 for 1998, 1997 and 1996, respectively.

     The Company sponsors a defined contribution benefit plan covering substantially all employees in the U.S., U.K., and Canada. The plan provides for Company matching contributions based upon a percentage of the employees' voluntary contributions. The Company's 1998, 1997 and 1996 plan contributions were not significant.

NOTE 13  CAPITAL TRANSACTIONS

     On June 19, 1998, the Company commenced an initial public offering of 18,000 Ordinary Shares at an offering price of $14 per share. Total net proceeds, after deduction of offering expenses and underwriting commissions, amounted to $234,190. The Company used these funds

                                 AMDOCS LIMITED
to repay interest and principal relating to $183,750 outstanding term loans made in December 1997 and $49,000 out of the $123,500 10 percent subordinated debt issued in January 1998.

     On July 17, 1998, pursuant to an over-allotment option granted by an existing shareholder of the Company to the underwriters involved with the Company's initial public offering, the underwriters elected to exercise their over-allotment option with respect to 1,344 nonvoting Ordinary Shares held by this shareholder. In accordance with the Company's Articles of Association, such nonvoting Ordinary Shares converted automatically into voting Ordinary Shares, upon their transfer.

     In May 1998, in contemplation of the Company's initial public offering, the Board of Directors took the following actions: (i) redeemed the outstanding Voting Shares at the par value thereof, (ii) amended the terms of the Ordinary Shares to create two classes: voting and non-voting; (iii) authorized 25,000 Preferred Shares, 500,000 Ordinary Shares and 50,000 non-voting Ordinary Shares; and (iv) declared a stock split of 52-for-1 for each Ordinary Share outstanding. The rights of the two classes of Ordinary Shares are identical except as to voting rights and all of the outstanding non-voting Ordinary Shares are held by a principal shareholder of the Company. All references to the number of shares and earnings per share have been restated to reflect the stock split and the redemption of Voting Shares has been given retroactive effect.

     In March 1998, the Company issued 51,508 Ordinary Shares according to the September 1997 Conditional Investment Agreement discussed below. Total proceeds (net of $2,600 fees) amounted to approximately $96,448.

     In January 1998, the Company's Board of Directors declared dividends of $478,684 which were paid at that time. The dividends were financed by the proceeds of the long term loans, long term notes of affiliates of certain shareholders, and surplus working capital.

     In January 1998, the Company issued 36 additional Voting Shares at par value which were redeemed in May 1998 as discussed above and issued the contingently issuable 2,584 Ordinary Shares which were paid in advance in the amount of $2,000 in the 1995 Stock Subscription Agreements.

     On September 22, 1997, the Company entered into a Share Subscription Agreement, under which 11,072 Ordinary Shares and 990 Voting Shares and $3,268 principal amount of junior promissory notes were issued to certain investors. Also, on September 22, 1997, the Company entered into a Conditional Investment Agreement whereby such investors were obligated to purchase 51,508 Ordinary Shares of the Company in the second quarter 1998 for approximately $99,000, if the Company achieved certain financial performance targets. In addition, the Company entered into a note purchase agreement with certain affiliates of the investors to issue, at its election, up to $125,000 of long-term notes, with interest at 10 percent and payable in 2004 subject to the same financial targets in the Conditional Investment Agreement. In addition, the ownership percentages between shareholders will change if the Company attains certain financial performance targets through September 30, 1999.

NOTE 14  STOCK OPTION AND INCENTIVE PLAN

     In January 1998, the Company adopted the Amdocs Limited 1998 Stock Option and Incentive Plan ("the Plan"). Under the provisions of the Plan, 4,100 Ordinary Shares are available to be granted to officers, directors, employees and consultants. Subsequent to year end, the Company increased the number of Ordinary Shares available to be granted to 6,600 Ordinary Shares. Under the Plan, in January 1998, 1,651 options were granted to purchase Ordinary Shares at an

                                 AMDOCS LIMITED
exercise price of $1.92 per share, with vesting over four years and a term of 10 years. No compensation expense is recorded for these stock options as they were granted at an exercise price equal to the fair market value of the Ordinary Shares at the time of the grant.

     On June 19, 1998, under the plan, the Company granted an additional 855.4 options with the same exercise price, expiration date and vesting dates as the options granted in January 1998. The Company recorded unearned compensation expense totaling $10,333 as a separate component of shareholders' equity for the difference between the fair market value per share at the date of grant and the exercise price of $1.92. Additional Paid in Capital was increased by the same amount. The unearned compensation expense will be amortized ratably over the vesting period of 3.5 years.

     On June 19, 1998, options for 21 shares were granted to two non-employee directors at an exercise price equal to the market price of the Ordinary Shares on the grant date, with vesting over three years and a term of 10 years.

     On September 14, 1998, options for 1,000 shares were granted to employees at an exercise price of $8.75 which was equal to the market price of the Ordinary Shares on the grant date, with vesting over four and eight years and a term of 10 years.

     A summary of the Plan as of September 30, 1998, as well as changes during the year then ended, is presented below:

                                                             WEIGHTED
                                                NUMBER OF    AVERAGE
                                                  SHARE      EXERCISE
                                                 OPTIONS      PRICE
                                                ---------    --------
Outstanding as of beginning of year...........        --      $  --
Granted.......................................   3,527.4       3.93
Exercised.....................................        --         --
Forfeited.....................................      (7.8)      1.92
                                                 -------      -----
Outstanding as of end of year.................   3,519.6      $3.93
                                                 =======      =====

     The following table summarizes information about share options outstanding as of September 30, 1998:

                                                     EXERCISABLE AS OF
     OUTSTANDING AS OF SEPTEMBER 30, 1998           SEPTEMBER 30, 1998
----------------------------------------------   -------------------------
                         WEIGHTED
                          AVERAGE     WEIGHTED                  WEIGHTED
                         REMAINING    AVERAGE                    AVERAGE
EXERCISE    NUMBER      CONTRACTUAL   EXERCISE     NUMBER       EXERCISE
 PRICES   OUTSTANDING      LIFE        PRICE     EXERCISABLE      PRICE
--------  -----------   -----------   --------   -----------    --------
   $1.92    2,498.6        9.25        $ 1.92         --         $   --
   14.00       21.0        9.75         14.00        5.3          14.00
    8.75    1,000.0          10          8.75         --             --

                                 AMDOCS LIMITED

     The weighted average grant-date fair value of the 3,527.4 options granted during the year amounted to $6.12 per option. The Company utilized the Black-Scholes option pricing model to estimate fair value, utilizing the following assumptions for the year (all in weighted averages):

Risk-free interest rate.....................................   5.24%
Expected life of options (in years).........................    7.1
Expected annual volatility..................................  0.945
Expected dividend yield.....................................   None

     Had compensation cost for the Company's share option plans been determined based on fair value at the grant dates for awards made in 1998 under such plans in accordance with SFAS No. 123, the Company's pro forma net income and earnings per share for the year ended September 30, 1998 would have been as follows:

Pro forma net income......................................  $29,455
Pro forma basic earnings per share........................     0.19
Pro forma diluted earnings per share......................     0.18

     All of the Company's stock options were granted during the year ended September 30, 1998. Accordingly, the impact of the stock options on pro forma net income and earnings per share does not reflect the annualized impact of such option grants.

NOTE 15  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                                                YEAR ENDED SEPTEMBER 30,
                                                             ------------------------------
                                                              1998        1997       1996
                                                              ----        ----       ----
Numerator:
Income before cumulative effect............................  $30,384    $  5,876    $24,508
                                                             =======    ========    =======
Denominator:
  Denominator for basic earnings per share weighted average
     number of shares outstanding..........................  158,528     108,330    107,920
  Effect of dilutive contingently issuable shares..........       --       2,585      2,585
  Effect of dilutive stock options granted.................      914          --         --
                                                             -------    --------    -------
Denominator for dilutive earnings per share -- adjusted
  weighted average shares and assumed conversions..........  159,442     110,915    110,505
                                                             =======    ========    =======
Basic earnings per share...................................  $  0.19    $   0.05    $  0.23
                                                             =======    ========    =======
Diluted earnings per share.................................  $  0.19    $   0.05    $  0.22
                                                             =======    ========    =======

NOTE 16  SEGMENT INFORMATION AND SALES TO SIGNIFICANT CUSTOMERS

GEOGRAPHIC INFORMATION

     The following is a summary of revenue and long-lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.

                                 AMDOCS LIMITED

                                                              YEAR ENDED SEPTEMBER 30,
                                                          --------------------------------
                                                            1998        1997        1996
                                                            ----        ----        ----
REVENUE
North America...........................................  $210,867    $185,119    $142,921
Australia...............................................    33,215      37,362      36,553
Europe..................................................   109,752      32,642      30,763
Other...................................................    49,933      34,979       1,483
                                                          --------    --------    --------
Total...................................................  $403,767    $290,102    $211,720
                                                          ========    ========    ========
LONG-LIVED ASSETS
Israel*.................................................  $ 38,917    $ 26,779    $ 18,346
North America**.........................................    30,441      39,771         ***
Other...................................................     7,378       2,402       1,794
                                                          --------    --------    --------
                                                          $ 76,736    $ 68,952    $ 20,140
                                                          ========    ========    ========

---------------
*   Primarily computers and vehicles.

**  Primarily computer software and intellectual property rights.

*** Less than 10 percent of total long-lived assets.

REVENUE AND CUSTOMER INFORMATION

     Customer care and billing systems (CC&B) include systems for wireless, wireline and multiple-service or convergent network operators and service providers. Directory includes directory sales and publishing systems for publishers of both traditional printed yellow pages and white pages directories and electronic directories, such as Internet, kiosk and CD-ROM directories.

                                      YEAR ENDED SEPTEMBER 30,
                                  --------------------------------
                                    1998        1997        1996
                                    ----        ----        ----
CC&B............................  $251,829    $166,335    $102,481
Directory.......................   151,938     123,767     109,239
                                  --------    --------    --------
Total...........................  $403,767    $290,102    $211,720
                                  ========    ========    ========

SALES TO SIGNIFICANT CUSTOMERS

     The following table summarizes the percentage of sales to significant customers (when they exceed 10 percent of total revenue for the year).

                                                              YEAR ENDED
                                                            SEPTEMBER 30,
                                                         --------------------
                                                         1998    1997    1996
                                                         ----    ----    ----
Southwestern Bell Communications Services Inc. and
  affiliates...........................................   21%     35%     38%
BellSouth Telecommunications, Inc., and affiliates.....   16       *       *
Telstra Corporation Ltd................................    *      13      16

---------------
* less than 10 percent of total revenue

                                 AMDOCS LIMITED

NOTE 17  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                       QUARTER ENDED
                                        --------------------------------------------
                                        SEPT 30,    JUNE 30,    MARCH 31,    DEC 31,
                                        --------    --------    ---------    -------
1998
Revenue...............................  $116,704    $106,497     $94,008     $86,558
Operating income......................    26,104      22,821      19,125      16,845
Net income............................    11,598       6,443       4,105       7,961
Basic earnings per share..............      0.06        0.04        0.03        0.06
Diluted earnings per share............      0.06        0.04        0.03        0.06
1997
Revenue...............................  $ 87,987    $ 77,089     $62,489     $62,537
Operating income (loss)...............   (10,586)     13,363      12,179      12,013
Net income (loss).....................   (18,307)      7,378       8,236       8,569
Basic earnings (loss) per share.......     (0.17)       0.07        0.08        0.08
Diluted earnings (loss) per share.....     (0.17)       0.07        0.07        0.08

     The fiscal quarter ended September 30, 1997 includes nonrecurring charges of $27,563.

NOTE 18  FINANCIAL INSTRUMENTS

     Most of the Company's revenue and expenses are denominated in U.S. dollars. However, as the Company does business world-wide, the Company enters into various foreign exchange contracts in managing its foreign exchange risks. The derivative financial instruments are afforded hedge accounting treatment because they are effective in managing foreign exchange risks and are appropriately designated to the underlying exposures. The Company does not enter into derivative contracts for speculative purposes, nor is it a party to any leveraged derivative instrument. Through its foreign currency hedging activities, the Company seeks to minimize the risk that fair value of the sales of products and services and cash flow required for the Company's expenses denominated in a currency different from the functional currency will be affected by changes in exchange rates. Cash flow hedges protect the Company from fluctuations in expenses expected to be incurred in subsidiaries that operate in non U.S. dollar-based environments. Fair value hedges protect cash flows generated by firm commitments from customers who purchase services in non U.S. dollar-based currencies.

     For its qualifying fair value hedges, the fair value of the derivative instrument and firm commitment are recorded as assets and liabilities on the balance sheet. The change in the fair value of the forward contract related to the ineffective portion of the hedging contracts is recorded in Other expense, net. For the year ended September 30, 1998, this amounted to an expense of $98.

     For its qualifying cash flow hedges, the fair value of the derivative instrument is recorded as an asset or liability on the balance sheet. The change in fair value of the derivative instrument related to the ineffective portion of the hedging contracts is recorded in Other expense, net. For the year ended September 30, 1998, this amounted to income of $300. The remaining change in fair value is reported in Other comprehensive income and will be recorded into earnings, as a component of the line item which contains the hedged item in the same period the forecasted transactions affect earnings. It is expected that $634 of net unrealized losses included in Other comprehensive income at September 30, 1998 will be recognized during the period ended

                                 AMDOCS LIMITED

September 30, 1999. At September 30, 1998 the maximum length of time over which the Company is hedging its exposure to the variability of future cash flows is 4 years.

     At September 30, 1998, the Company had forward exchange contracts to exchange various foreign currencies for U.S. dollars. The value of New Israeli shekels and Australian dollars to be purchased was $121,868 and the value of Great Britain pounds, Austrian shillings, Japanese yen, and Canadian dollars to be sold is $60,599. The fair value of forward derivatives as of September 30, 1998 is $(4,671).

                                 AMDOCS LIMITED
                     CONSOLIDATED BALANCE SHEET (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              JUNE 30,
                                                                1999
                                ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  71,078
  Accounts receivable, including unbilled of $2,478.........    144,326
  Accounts receivable from related parties, including
     unbilled of $0.........................................      9,775
  Deferred income taxes.....................................     16,894
  Prepaid expenses and other current assets.................     20,613
                                                              ---------
          Total current assets..............................    262,686
Equipment, vehicles and leasehold improvements, net.........     70,704
Deferred income taxes.......................................      5,614
Intellectual property rights................................     21,397
Other noncurrent assets.....................................     26,381
                                                              ---------
                                                              $ 386,782
                                                              =========
                 LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued expenses.....................  $  64,446
  Accrued personnel costs...................................     34,607
  Short-term financing arrangements.........................     26,561
  Deferred revenue..........................................     92,744
  Short-term portion of capital lease obligations...........      4,459
  Forward exchange contracts................................      1,488
  Income taxes payable and deferred income taxes............     23,077
                                                              ---------
          Total current liabilities.........................    247,382
Long-term forward exchange contracts........................        507
Long-term portion of capital lease obligations..............     12,649
Other noncurrent liabilities................................     29,972
Shareholders' equity:
  Preferred Shares -- Authorized 25,000 shares; L0.01 par
     value; 0 issued and outstanding........................         --
  Ordinary Shares -- Authorized 550,000 shares; L0.01 par
     value; 198,800 outstanding.............................      3,181
  Additional paid-in capital................................    489,073
  Unrealized gain on derivative instruments.................      2,558
  Unearned compensation.....................................     (5,145)
  Accumulated deficit.......................................   (393,395)
                                                              ---------
          Total shareholders' equity........................     96,272
                                                              ---------
                                                              $ 386,782
                                                              =========

                            See accompanying notes.

                                 AMDOCS LIMITED

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               NINE MONTHS ENDED
                                                                    JUNE 30,
                                                              --------------------
                                                                1999        1998
                                                                ----        ----
Revenue:
  License (*)...............................................  $ 51,987    $ 29,741
  Service (*)...............................................   392,152     257,322
                                                              --------    --------
                                                               444,139     287,063
Operating expenses:
  Cost of license...........................................     4,060       8,521
  Cost of service (*).......................................   254,651     165,268
  Research and development..................................    28,524      18,127
  Selling, general and administrative (*)...................    53,336      36,356
                                                              --------    --------
                                                               340,571     228,272
                                                              --------    --------
Operating income............................................   103,568      58,791
Other expense (income), net:
Interest expense, net (*)...................................     3,736      23,013
Other, net..................................................     1,684      (1,241)
                                                              --------    --------
Income before income taxes..................................    98,148      37,019
Income taxes................................................    29,444      18,510
                                                              --------    --------
Net income..................................................  $ 68,704    $ 18,509
                                                              ========    ========
Basic earnings per share....................................  $   0.35    $   0.13
                                                              ========    ========
Diluted earnings per share..................................  $   0.34    $   0.13
                                                              ========    ========

---------------
(*) Includes the following income (expense) resulting from transactions with related parties for the nine months ended June 30, 1999 and 1998, respectively: license revenue -- $418 and $2,290; service revenue -- $68,422 and $62,680; cost of service -- $(2,044) and $(2,036); selling, general and administrative -- $(428) and $(304); interest expense -- $(0) and $(4,150).

                            See accompanying notes.

                                 AMDOCS LIMITED

                       CONSOLIDATED STATEMENT OF CHANGES
                 IN SHAREHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
                                 (IN THOUSANDS)

                                                                         UNREALIZED
                                                                           INCOME                                       TOTAL
                                         ORDINARY SHARES    ADDITIONAL    (LOSS) ON                                 SHAREHOLDERS'
                                         ----------------    PAID-IN     DERIVATIVE      UNEARNED     ACCUMULATED      EQUITY
                                         SHARES    AMOUNT    CAPITAL     INSTRUMENTS   COMPENSATION     DEFICIT       (DEFICIT)
                                         ------    ------   ----------   -----------   ------------   -----------   -------------
Balance at September 30, 1998..........  196,800   $3,149    $447,503      $(1,495)      $ (8,947)     $(462,099)     $ (21,889)
Net income.............................       --      --           --           --             --         68,704         68,704
Issuance of Ordinary Shares, net.......    2,000      32       41,352           --             --             --         41,384
Unrealized income on derivative
  instruments, net of $1,737 tax.......       --      --           --        4,053             --             --          4,053
Stock options granted, net of
  forfeitures..........................       --      --          218           --           (163)            --             55
Amortization of unearned compensation..       --      --           --           --          3,965             --          3,965
                                         -------   ------    --------      -------       --------      ---------      ---------
Balance at June 30, 1999 (unaudited)...  198,800   $3,181    $489,073      $ 2,558       $ (5,145)     $(393,395)     $  96,272
                                         =======   ======    ========      =======       ========      =========      =========

                            See accompanying notes.

                                 AMDOCS LIMITED

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (IN THOUSANDS)

                                                                 NINE MONTHS ENDED
                                                                      JUNE 30,
                                                              ------------------------
                                                                1999           1998
                                                                ----           ----
CASH FLOW FROM OPERATING ACTIVITIES
Net income..................................................  $  68,704      $  18,509
Reconciliation of net income to net cash provided by
  operating activities:
  Operating activities:.....................................
  Depreciation..............................................     13,763          8,659
  Amortization..............................................      8,211         12,916
  Loss on sale of equipment.................................        518             99
  Deferred income taxes.....................................      1,368         (1,750)
Net changes in operating assets and liabilities:
  Accounts receivable.......................................    (64,143)       (19,656)
  Prepaid expenses and other current assets.................     (8,848)          (594)
  Other noncurrent assets...................................     (6,827)        (2,834)
  Accounts payable and accrued expenses.....................     20,357         17,241
  Forward exchange contracts................................     (3,153)            --
  Deferred revenue..........................................     63,503         16,072
  Income taxes payable......................................     (2,146)        (1,464)
  Other noncurrent liabilities..............................      5,704          4,170
  Unrealized loss on derivative instruments.................      5,789             --
                                                              ---------      ---------
                                                                 10,236         12,935
                                                              ---------      ---------
Net cash provided by operating activities...................    102,800         51,368
                                                              ---------      ---------
CASH FLOW FROM INVESTING ACTIVITIES
Proceeds from sale of equipment, vehicles and leasehold
  improvements..............................................      1,212            721
Payments for purchase of equipment, vehicles and leasehold
  improvements and other....................................    (32,913)       (18,232)
                                                              ---------      ---------
Net cash used in investing activities.......................    (31,701)       (17,511)
                                                              ---------      ---------
CASH FLOW FROM FINANCING ACTIVITIES
Net proceeds from issuance of Ordinary Shares...............     42,535        332,223
Dividends paid..............................................         --       (478,684)
Payments under short-term financing arrangements............   (293,012)      (208,449)
Borrowings under short-term financing arrangements..........    228,008        223,921
Payments under long-term financing arrangements.............         --       (267,763)
Net proceeds from issuance of long-term debt................         --        357,877
Payments on notes payable to related parties................         --         (3,268)
Principal payments under capital lease obligations..........     (2,941)        (1,753)
                                                              ---------      ---------
Net cash used in financing activities.......................    (25,410)       (45,896)
                                                              ---------      ---------
Net increase (decrease) in cash and cash equivalents........     45,689        (12,039)
Cash and cash equivalents at beginning of period............     25,389         53,732
                                                              ---------      ---------
Cash and cash equivalents at end of period..................  $  71,078      $  41,693
                                                              =========      =========
Supplementary cash flow information Cash paid for:
  Income taxes, net of refunds..............................  $  26,710      $  21,857
  Interest..................................................      4,582         20,891

NONCASH INVESTING AND FINANCING ACTIVITIES

     Capital lease obligations of $7,881 and $2,106 were incurred during the nine months ended June 30, 1999 and 1998, respectively, when the Company entered into lease agreements for the purchase of fixed assets.

     As of June 30, 1999 and 1998, the Company incurred stock issuance costs of $1,150 and $1,586 respectively, which had not been paid as of that date.

                            See accompanying notes.

                                 AMDOCS LIMITED

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                 JUNE 30, 1999

1.  BASIS OF PRESENTATION

     AMDOCS Limited (the "Company") is a leading provider of product-driven information system solutions to the telecommunications industry. The Company and its subsidiaries operate in one business segment, providing computer systems integration and related services for the telecommunications industry. The Company designs, develops, markets and supports computer software products and related services to telecommunications companies throughout the world.

     The unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included therein and are of a normal recurring nature. The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full year. These statements, however, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These statements should be read in conjunction with the Company's consolidated financial statements for the year ended September 30, 1998.

2.  ADOPTION OF NEW ACCOUNTING STANDARDS

     Effective October 1, 1998, the Company adopted the provisions of Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed for or Obtained for Internal-Use". The SOP requires the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. In accordance with the SOP, the Company capitalized approximately $1,700 of internally developed software costs in the nine-month period ended June 30, 1999.

3.  COMPREHENSIVE INCOME

     Effective October 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (Statement 130), which established standards for the reporting and display of comprehensive income and its components. Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

     The following table sets forth the reconciliation from net income to comprehensive income:

                                                                NINE MONTHS ENDED
                                                                     JUNE 30,
                                                                ------------------
                                                                 1999       1998
                                                                 ----       ----
Net income..................................................    $68,704    $18,509
Change in unrealized income on derivative instruments, net
  of tax....................................................      4,053         --
                                                                -------    -------
Comprehensive income........................................    $72,757    $18,509
                                                                =======    =======

                                 AMDOCS LIMITED

4.  INCOME TAXES

     The provision for income taxes for the following periods consists of the following:

                                                                NINE MONTHS ENDED
                                                                     JUNE 30,
                                                                ------------------
                                                                 1999       1998
                                                                 ----       ----
Current.....................................................    $28,076    $20,260
Deferred....................................................      1,368     (1,750)
                                                                -------    -------
                                                                $29,444    $18,510
                                                                =======    =======

     The effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

                                                                  NINE MONTHS
                                                                     ENDED
                                                                    JUNE 30,
                                                                  ------------
                                                                  1999    1998
                                                                  ----    ----
Statutory Guernsey tax rate.................................       20%     20%
Guernsey tax-exempt status..................................      (20)    (20)
Foreign taxes...............................................       30      50(*)
                                                                  ---     ---
Effective income tax rate...................................       30%     50%
                                                                  ===     ===

(*) In fiscal 1998, the Company incurred tax expense on the income of its operations in various countries and sustained a loss in a tax jurisdiction in which the Company is tax-exempt, which resulted in no tax benefit to offset the expense incurred. As a result, the Company's effective income tax rate in fiscal 1998 was significantly greater than the estimated fiscal 1999 effective tax rate.

5.  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                                              NINE MONTHS ENDED
                                                                   JUNE 30,
                                                              ------------------
                                                               1999       1998
                                                               ----       ----
Numerator:
  Net income................................................  $68,704    $18,509
                                                              =======    =======
Denominator:
  Denominator for basic earnings per share -- weighted
     average shares.........................................  196,976    145,630
  Effect of dilutive stock options granted..................    2,673        821
                                                              -------    -------
  Denominator for dilutive earnings per share -- adjusted
     average shares and assumed conversions.................  199,649    146,451
                                                              =======    =======
  Basic earnings per share..................................  $  0.35    $  0.13
                                                              =======    =======
  Diluted earnings per share................................  $  0.34    $  0.13
                                                              =======    =======

                                 AMDOCS LIMITED

6.  CAPITAL TRANSACTION

     On June 7, 1999 the Company and certain shareholders of the Company completed a public offering by which the Company sold 2,000 Ordinary Shares and the certain shareholders of the Company sold 18,426 Ordinary Shares, including an exercise of an over-allotment of 426 Ordinary Shares that was completed in July 1999, at an offering price of $22.44 per share. The total net proceeds to the Company, after deduction of issuance costs, amounted to $41,384.

7.  SUBSEQUENT EVENT

     On September 3, 1999, the Company signed an agreement to acquire International Telecommunication Data Systems, Inc. (ITDS), in a stock-for-stock transaction, which will be accounted for under the purchase method of accounting. The Company will issue approximately 6,600 ordinary shares and 1,200 options for ordinary shares in connection with the consummation of the transaction. Closing of the transaction is subject to the approval of ITDS' shareholders and requires regulatory approvals, as well as certain other customary closing conditions.

     ITDS is a leading provider of billing and customer care service bureau solutions to wireless and satellite telecommunication service providers. ITDS' revenue and net loss for its fiscal year ended December 31, 1998 were $115,460 and $3,926, respectively. For the six months ended June 30, 1999, ITDS had revenue and net income of $68,623 and $8,714 respectively. ITDS had total assets of $164,541 at June 30, 1999.

                         REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS

INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

     We have audited the accompanying consolidated balance sheets of International Telecommunication Data Systems, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Telecommunication Data Systems, Inc. at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Stamford, Connecticut
February 16, 1999

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1997
                                                                ----       ----
                                     ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 40,735    $28,967
  Accounts receivable, net of allowances for doubtful
     accounts of $2,362 and $486, respectively..............    34,713      5,008
  Prepaid expenses, and other current assets................     1,843        741
  Deferred income taxes.....................................       840        220
                                                              --------    -------
          Total current assets..............................    78,131     34,936
Property and equipment computers, including leased property
  under capital leases of $1,150 and $1,105, respectively...     9,506      4,844
  Furniture and fixtures....................................     2,005        447
  Equipment, including leased property under capital leases
     of $54 in 1998 and 1997................................       706        373
  Leasehold improvements....................................       970        589
                                                              --------    -------
                                                                13,187      6,253
  Less: accumulated depreciation and amortization...........     5,450      2,319
                                                              --------    -------
                                                                 7,737      3,934
Other assets:
  Goodwill -- net of accumulated amortization of $3,010 in
     1998...................................................    42,249         --
  Product development costs--at cost, net of accumulated
     amortization of $5,810 and $1,105 at December 31, 1998
     and December 31, 1997, respectively....................    22,511      3,698
Deferred income taxes.......................................     4,138         --
Other.......................................................       390      1,884
                                                              --------    -------
                                                                69,288      5,582
                                                              --------    -------
          Total assets......................................  $155,156    $44,452
                                                              ========    =======
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 10,921    $ 1,192
  Accrued expenses and income taxes payable.................     2,919        560
  Accrued compensation......................................     3,026        333
  Customer advances and deferred revenue....................     3,862         --
  Current maturities of capital lease obligations...........        74        279
Other.......................................................       504         --
                                                              --------    -------
          Total current liabilities.........................    21,306      2,364
Capital lease obligations...................................        25         73
Deferred income taxes.......................................        --      1,667
Other.......................................................        --         30
Stockholders' equity common stock, $0.01 par value; 40,000
  shares authorized, 17,313 and 12,787 shares issued and
  outstanding at December 31, 1998 and December 31, 1997,
  respectively..............................................       173        128
Additional paid-in capital..................................   141,662     44,447
Retained deficit............................................    (7,952)    (4,026)
Unearned compensation.......................................       (58)      (231)
                                                              --------    -------
          Total stockholders' equity........................   133,825     40,318
                                                              --------    -------
          Total liabilities and stockholders' equity........  $155,156    $44,452
                                                              ========    =======

                            See accompanying notes.

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                               1998       1997       1996
                                                               ----       ----       ----
Revenue....................................................  $115,460    $23,429    $16,689
Costs and expenses:
  Operating expenses.......................................    44,334      5,617      4,283
  General, administrative and selling expenses.............    20,798      6,760      6,523
  Depreciation and amortization............................    10,846      1,596      1,054
  Systems development and programming costs................    16,974      2,911      2,115
  Personnel and indirect acquisition costs.................     4,713         --         --
  In-process research and development......................    20,800         --         --
                                                             --------    -------    -------
Total costs and expenses...................................   118,465     16,884     13,975
Operating income (loss)....................................    (3,005)     6,545      2,714
Other income...............................................     1,550      1,702        316
Interest expense...........................................    (2,740)      (120)      (416)
                                                             --------    -------    -------
Income (loss) before income taxes and extraordinary item...    (4,195)     8,127      2,614
Income tax expense (benefit)...............................    (1,095)     3,326      1,112
                                                             --------    -------    -------
Income (loss) before extraordinary item....................    (3,100)     4,801      1,502
Extraordinary loss (net of $562 tax benefit)...............      (826)        --         --
                                                             --------    -------    -------
Net income (loss)..........................................  $ (3,926)   $ 4,801    $ 1,502
                                                             ========    =======    =======
Income (loss) per common share -- basic:
  Income (loss) before extraordinary item..................  $  (0.20)   $  0.38    $  0.15
  Extraordinary loss.......................................     (0.05)        --         --
                                                             --------    -------    -------
Net income (loss)..........................................  $  (0.25)   $  0.38    $  0.15
                                                             ========    =======    =======
Shares used in computing basic income (loss) per common
  share....................................................    15,607     12,728      9,890
                                                             ========    =======    =======
Income (loss) per common share -- diluted:
  Income (loss) before extraordinary item..................  $  (0.20)   $  0.36    $  0.15
  Extraordinary loss.......................................     (0.05)        --         --
                                                             --------    -------    -------
Net income (loss)..........................................  $  (0.25)   $  0.36    $  0.15
                                                             ========    =======    =======
Shares used in computing diluted income (loss) per common
  share....................................................    15,607     13,193     10,109
                                                             ========    =======    =======

                            See accompanying notes.

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  PREFERRED STOCK
                                 -------------------------------------------------
                                         CLASS A                   CLASS B                COMMON STOCK
                                 -----------------------   -----------------------   -----------------------
                                   NUMBER                    NUMBER                    NUMBER                  ADDITIONAL
                                  OF SHARES     $25,000     OF SHARES      $250       OF SHARES                 PAID-IN
                                 OUTSTANDING   PAR VALUE   OUTSTANDING   PAR VALUE   OUTSTANDING   PAR VALUE    CAPITAL
                                 -----------   ---------   -----------   ---------   -----------   ---------   ----------
Balance at December 31, 1995...       18         $ 400        1,500        $ 328        7,313        $ 76
 Net income....................
 Net unrealized loss on
   securities available for
   sale........................
 Comprehensive income..........
 Preferred stock dividends
   declared....................
 Retirement of treasury
   stock.......................                                                                        (2)      $   (398)
 Recapitalization of Class A &
   B preferred stock...........      (18)         (400)      (1,500)        (328)       1,279          13         10,115
 Compensation paid in common
   stock.......................                                                           106           1            969
 Conversion of Class C
   convertible preferred
   stock.......................                                                           155           2            638
 Exercise of warrants..........                                                           502           5            818
 Sale of common stock, net of
   expenses....................                                                         3,300          32         31,648
                                     ---         -----       ------        -----       ------        ----       --------
Balance at December 31, 1996...       --            --           --           --       12,655         127         43,790
 Net income....................
 Net unrealized gain on
   securities available for
   sale........................
 Comprehensive income..........
 Secondary sale of common
   stock.......................                                                            75           1            172
 Employee stock purchase
   plan........................                                                             9                        113
 Exercise of stock options.....                                                            48                        372
 Amortization of unearned
   compensation................
                                     ---         -----       ------        -----       ------        ----       --------
Balance at December 31, 1997...       --            --           --           --       12,787         128         44,447
 Net (loss)....................
 Comprehensive (loss)..........
 Shares issued in connection
   with Intelicom
   acquisition.................                                                           606           6          9,894
 Secondary sale of common
   stock.......................                                                         3,663          37         83,107
 Employee stock purchase
   plan........................                                                            24          --            456
 Exercise of stock options.....                                                           233           2          1,887
 Tax benefit from stock
   options.....................                                                                                    1,871
 Amortization of unearned
   compensation................
                                     ---         -----       ------        -----       ------        ----       --------
Balance at December 31, 1998...       --         $  --           --        $  --       17,313        $173       $141,662
                                     ===         =====       ======        =====       ======        ====       ========


                                                         UNEARNED
                                                        COMPENSA-
                                                           TION       ACCUMULATED
                                 TREASURY   RETAINED    RESTRICTED       OTHER
                                 STOCK AT   EARNINGS      STOCK      COMPREHENSIVE
                                   COST     (DEFICIT)     AWARDS        INCOME        TOTAL
                                 --------   ---------   ----------   -------------   --------
Balance at December 31, 1995...   $(400)    $    (25)                                $    379
 Net income....................                1,502                                    1,502
 Net unrealized loss on
   securities available for
   sale........................                                          $(37)            (37)
                                                                         ----        --------
 Comprehensive income..........                                                         1,465
                                                                                     --------
 Preferred stock dividends
   declared....................                  (79)                                     (79)
 Retirement of treasury
   stock.......................     400                                                    --
 Recapitalization of Class A &
   B preferred stock...........              (10,225)                                    (825)
 Compensation paid in common
   stock.......................                           $(336)                          634
 Conversion of Class C
   convertible preferred
   stock.......................                                                           640
 Exercise of warrants..........                                                           823
 Sale of common stock, net of
   expenses....................                                                        31,680
                                  -----     --------      -----          ----        --------
Balance at December 31, 1996...      --       (8,827)      (336)          (37)         34,717
 Net income....................                4,801                                    4,801
 Net unrealized gain on
   securities available for
   sale........................                                            37              37
                                                                                     --------
 Comprehensive income..........                                                         4,838
                                                                                     --------
 Secondary sale of common
   stock.......................                                                           173
 Employee stock purchase
   plan........................                                                           113
 Exercise of stock options.....                                                           372
 Amortization of unearned
   compensation................                             105                           105
                                  -----     --------      -----          ----        --------
Balance at December 31, 1997...      --       (4,026)      (231)           --          40,318
 Net (loss)....................               (3,926)                                  (3,926)
                                                                                     --------
 Comprehensive (loss)..........                                                        (3,926)
                                                                                     --------
 Shares issued in connection
   with Intelicom
   acquisition.................                                                         9,900
 Secondary sale of common
   stock.......................                                                        83,144
 Employee stock purchase
   plan........................                                                           456
 Exercise of stock options.....                                                         1,889
 Tax benefit from stock
   options.....................                                                         1,871
 Amortization of unearned
   compensation................                             173                           173
                                  -----     --------      -----          ----        --------
Balance at December 31, 1998...   $  --     $ (7,952)     $ (58)         $ --        $133,825
                                  =====     ========      =====          ====        ========

                            See accompanying notes.

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              YEAR ENDED DECEMBER 31,
                                                          --------------------------------
                                                            1998        1997        1996
                                                          --------    --------    --------
OPERATING ACTIVITIES
Net income (loss).......................................  $ (3,926)   $  4,801    $  1,502
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Extraordinary loss....................................       826          --          --
  Write-off in process research and development.........    20,800          --          --
  Depreciation and amortization.........................    10,846       1,596       1,054
  Amortization of unearned compensation.................       173         105          --
  Compensation paid in Common Stock.....................        --          --         634
  Deferred income taxes.................................    (6,425)      1,084         612
  Change in operating assets and liabilities:
     Accounts receivable................................   (23,996)     (1,775)     (1,884)
     Prepaid expenses and other current assets..........      (900)        414        (875)
     Accounts payable and accrued expenses..............     8,900         320         391
     Customer advances..................................     2,766          --          --
     Other assets and liabilities, net..................     1,580      (1,789)         12
                                                          --------    --------    --------
Net cash provided by operating activities...............    10,644       4,756       1,446
INVESTING ACTIVITIES
Capital expenditures....................................    (3,749)     (2,738)     (1,853)
Purchase of securities available for sale...............        --     (25,329)    (25,060)
Purchase of investments held to maturity................        --      (3,062)       (353)
Proceeds from maturities of investments.................        --       3,411         300
Proceeds from maturities of securities available for
  sale..................................................        --      50,389          --
Purchase of Intelicom...................................   (73,832)         --          --
Product development costs...............................    (6,918)     (2,872)       (859)
                                                          --------    --------    --------
Net cash (used for) provided by investing activities....   (84,499)     19,799     (27,825)
FINANCING ACTIVITIES
Principal payments on long-term debt....................   (70,000)         --      (1,811)
Proceeds from long-term debt............................    70,000          --          --
Tax benefit associated with stock options...............     1,871          --          --
Financing fee related to acquisition....................    (1,484)         --          --
Payment to retire Preferred Stock.......................        --          --        (825)
Principal payments on notes payable.....................        --          --         (77)
Principal payments on capital lease obligations.........      (253)       (385)       (362)
Proceeds from sale of Common Stock......................    85,489         658      32,502
Dividends paid..........................................        --          --         (82)
                                                          --------    --------    --------
Net cash provided by financing activities...............    85,623         273      29,345
Net increase in cash and cash equivalents...............    11,768      24,828       2,966
Cash and cash equivalents at beginning of year..........    28,967       4,139       1,173
                                                          --------    --------    --------
Cash and cash equivalents at end of year................  $ 40,735    $ 28,967    $  4,139
                                                          ========    ========    ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for interest..................  $  2,738    $    120    $    434
Cash paid during the year for taxes.....................  $  1,420    $  2,342    $    820

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:

     Capital lease obligations totaling $686 in the year ended December 31, 1996, were incurred for the acquisition of new equipment.
                            See accompanying notes.

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     International Telecommunication Data Systems, Inc. ("ITDS" or the "Company") is a leading provider of comprehensive transactional billing and management information solutions to providers of wireless and satellite telecommunications services. The Company uses its proprietary software technology to develop billing solutions which address customer requirements as they evolve, regardless of the market segment, geographic area or mix of network features and billing options. Typically, the Company provides its services under contracts with terms ranging from two to five years, and bills customers monthly, on a per-subscriber and fixed fee basis. As a result, substantially all of the Company's revenue is recurring in nature, and increases as a provider's subscriber base grows.

BASIS OF PRESENTATION

PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost, less accumulated depreciation computed using the straight-line method over the estimated useful lives of the assets. Amortization of assets under capital leases is included in depreciation expense.

     The Company capitalizes software development costs incurred in the development of software used in its product and service line only after establishing commercial and technical viability and ceases when the product is available for general release. The capitalized costs include salaries and related payroll costs incurred in the development activities. Software development costs are carried at cost less accumulated amortization. Amortization is computed by using the greater of the amount that results from applying the ratio that current revenue for the product bears to total revenue for the product or the straight-line method over the remaining useful life of the product. Generally, such deferred costs are amortized over five years. During the years ended December 31, 1998, 1997 and 1996, $4.7 million, $518,398 and $300,105, respectively, of capitalized software development costs were amortized.

REVENUE RECOGNITION

     Revenues and costs associated with the recurring process of providing billing and other service/software solutions are recognized at the time services are performed. Custom programming contracts are accounted for upon completion of short-term projects. For longer-term custom programming projects, the percentage of completion method is used. Accounts receivable at December 31, 1998 and 1997 include $12.3 million and $2.3 million, respectively, for services rendered prior to December 31 which were billed in January of the following year when the billing cycles were complete.

CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

CONSOLIDATION

     The financial statements include the accounts of ITDS and consolidated subsidiaries after elimination of intercompany accounts and transactions.

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

ADVERTISING COSTS

     The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 1998, 1997, and 1996 were $670,542, $233,673 and $194,097, respectively.

OTHER INCOME

     Other income for the years ended December 31, 1998, 1997 and 1996 includes $1.4 million, $1.6 million and $313,132, respectively, of investment income, primarily interest income.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

MAJOR CUSTOMERS

     Revenues generated from Nextel and Western Wireless accounted for approximately 30.2% and 11.9%, respectively, of 1998 revenues. For the year ended 1997 revenues from Aliant Communications and Sygnet Communications accounted for 18.4% and 11.7%, respectively, and for the year ended 1996 Aliant Communications and Horizon Cellular accounted for 19.1% and 12.5%, respectively, of revenues. The loss of either Nextel or Western Wireless could have an adverse impact on the financial condition and results of operations of the Company.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 1999. Because of the Company's limited use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

     Effective January 1, 1998, the Company adopted the FASB's Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 superseded SFAS 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 131 did not affect results of operations or financial position. The operating results of the Company are regularly reviewed by the chief operating decision maker as one well-defined line of business. Therefore, the Company has determined that under the requirements of SFAS 131, it continues to have only one operating segment.

     As of January 1, 1998, the Company adopted SFAS 130, Reporting Comprehensive Income ("SFAS 130"). SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components.

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

2.  ACQUISITION

     On January 2, 1998, the Company acquired a subsidiary of Computer Sciences Corporation ("CSC"), a provider of billing and customer care software, by acquiring all of the outstanding Capital Stock of CSC Intelicom Inc. (now known as ITDS Intelicom Services, Inc.) ("Intelicom"). This acquisition was accounted for using the purchase method of accounting. The purchase price, after working capital adjustments aggregating approximately $14.2 million, aggregated $83.7 million, before direct costs of approximately $1.2 million and consisted of 606,673 shares of Common Stock of the Company valued at $10 million (before registration costs of $100,000) and $73.8 million in cash. In addition, the Company made a $6 million payment in January 1999, which was contingent upon certain performance factors. The assets acquired and liabilities assumed were recorded at their estimated fair value on the date of acquisition and the purchase price in excess of the fair market value of the assets acquired of approximately $45.3 million is being amortized over 15 years. In connection with the acquisition the Company received current assets of $5.9 million, product development costs of $16.6 million, and other non-current assets of $3 million and accrued liabilities of $7.9 million. In addition, purchased research and development costs of $20.8 million, before income tax benefit, and personnel and other indirect transaction costs of $4.7 million, before income tax benefit, (principally hiring and temporary staff of $1.8 million, special bonuses paid to the Company's employees and management of $2.3 million and systems and other costs of $600,000) associated with the Intelicom acquisition have been expensed in 1998. The operations of Intelicom are included with the Company's financial statements since the date of acquisition. All of the personnel and indirect acquisition costs were paid during 1998 with the exception of approximately $220,000. Assuming the acquisition occurred on January 1, 1997, revenues, net income and diluted earnings per share for 1997 would have been $80.4 million, $5.2 million and $0.37, respectively.

     A portion of the cash purchase price for Intelicom was obtained by the Company under a credit agreement dated January 2, 1998, with certain lenders and Lehman Commercial Paper, Inc., as Administrative Agent and Arranger (the "Credit Agreement"). The Company subsequently amended the Credit Agreement with an Amended and Restated Credit Agreement dated as of March 18, 1998 (the "Amended Credit Agreement") which provided for a $70 million term loan and a $30 million line of credit. The Amended Credit Agreement contains normal covenants which include meeting certain financial ratios.

     During the quarter ended March 31, 1998, the Company entered into a hedging agreement with a third party, expiring in March 2001, to limit exposure to interest rate volatility on the Amended Credit Agreement (the "Hedge Agreement").

     On June 8, 1998 as a result of the follow-on offering described in Note 4, the Company retired the $70 million term loan and terminated the Hedge Agreement. In connection with repaying the $70 million term loan, and canceling the Hedge Agreement, the Company recorded an after tax extraordinary charge of $826,198.

     The $30 million line of credit remains outstanding at December 31, 1998. No amounts were drawn on the line of credit during 1998.

     Costs for acquired in-process research and development ("in-process R&D") for projects that did not have future alternative uses were $20.8 million. This allocation represents the estimated fair market value based on risk-adjusted cash flows related to the in-process R&D projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility, and the in-process R&D had no alternative future uses. Accordingly, these costs were written off in the quarter ended March 31, 1998.

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

     On the date of its acquisition, Intelicom's in-process R&D value was comprised of three primary R&D programs that were expected to reach completion between late 1998 and 2000. These projects included the introduction of new technology aimed at customer care and billing technology. At the acquisition date, Intelicom's R&D programs ranged in completion from 35% to 80%, and total continuing R&D commitments to complete the projects were expected to be approximately $5.5 million. On the acquisition date, expenditures to complete the Intelicom's projects were expected to be approximately $3 million, $2 million and $500,000 in 1998 through 2000, respectively. These estimates are subject to change, given the uncertainties of the development process, and no assurance can be given that deviations from these estimates will not occur. Additionally, these projects will require maintenance expenditures when and if they reach a state of technological and commercial feasibility. Based on the activities during 1998, the Company believes that the assumptions used in the valuation are reasonable.

     Management believes the Company is positioned to complete each of the major R&D programs. However, there is risk associated with the completion of the projects, and there is no assurance that any project will meet with either technological or commercial success. The substantial delay or outright failure of the Intelicom R&D could adversely impact the Company's financial condition.

     The value assigned to purchased in-process R&D was determined by estimating the costs to develop Intelicom's purchased in-process R&D into commercially viable products, estimating the resulting net cash flows from the projects and discounting the net cash flows to their present value. The revenue estimates used to value the in-process R&D were based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by the Company and its competitors. The valuation anticipates revenues beginning in 1998.

     The rates utilized to discount the net cash flows to their present value are based on Intelicom's weighted average cost of capital. Given the nature of the risks associated with the estimated growth, profitability and developmental projects, Intelicom's weighted average cost of capital was adjusted. A discount rate of 30% was deemed appropriate for Intelicom's business enterprise. This discount rate is intended to be commensurate with Intelicom's maturity and the uncertainties in the economic estimates described above.

     The estimates used by the Company in valuing in-process R&D were based upon assumptions the Company believes to be reasonable but which are inherently uncertain and unpredictable. The Company's assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Accordingly, actual results may vary from the projected results. Any such variance may result in a material adverse effect on the financial condition and results of operations of the Company.

3.  LINE OF CREDIT

     The Amended Credit Agreement (see Note 2) provides for a $30 million line of credit which contains normal covenants including meeting certain financial ratios. This agreement requires the Company to pay interest at LIBOR plus up to two and one quarter percent and expires on December 31, 2002. As of December 31, 1998, no amounts were drawn on the line of credit.

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

4.  CAPITAL STOCK

STOCK SPLIT

     The Company effected a three-for-two stock split, in the form of a 50% stock dividend, distributed on March 9, 1998 to stockholders of record on February 23, 1998. Accordingly, all share and per share amounts have been adjusted to reflect this split.

PUBLIC OFFERINGS

     The Company completed its Initial Public Offering ("IPO") in October 1996. The Company sold 3 million shares at $10.67 per share, resulting in proceeds to the Company of approximately $28.7 million, after deducting expenses. In addition, on November 18, 1996 the Company received approximately $3.0 million, net of expenses, upon the exercise of the underwriters' over-allotment option to purchase 300,000 shares of Common Stock from the Company in connection with the IPO.

     In connection with the IPO, the Company's Certificate of Incorporation was amended to authorize the issuance of up to 40,000,000 shares of Common Stock, $.01 par value per share and the issuance of up to 2,000,000 shares of Preferred Stock, $.01 par value per share.

     A portion of the proceeds from the Company's IPO were used to retire substantially all of the Company's outstanding debt. In addition, the Company's Class A and B Preferred Stock was retired and the holders of such shares were issued an aggregate of 1,279,218 shares of the Company's Common Stock and were paid an aggregate amount of $825,000. The distribution of the 1,279,218 shares of the Company's Common Stock, valued at $8 per share, for an aggregate of $10.2 million, resulted in a one-time, noncash charge to retained earnings and a corresponding increase to additional paid-in-capital. Further, immediately prior to the IPO, Connecticut Innovations Incorporated ("CII") exercised outstanding warrants to purchase 501,786 shares of the Company's Common Stock at an aggregate purchase price of $822,959. In addition, upon the closing of the IPO all of the outstanding shares of Series C Preferred Stock of the Company (all of which were held by CII) converted into an aggregate of 154,800 shares of Common Stock.

FOLLOW-ON OFFERINGS

     During April 1997, the Company received net proceeds of $172,876 from the sale of 75,000 shares of its Common Stock in a follow-on offering.

     In June 1998, the Company successfully completed a follow-on offering of 3,662,750 shares of Common Stock resulting in net proceeds to the Company of approximately $83.1 million, after deducting expenses of $579,834. With the proceeds, the Company retired the $70 million term loan obtained in connection with the January 2, 1998 Intelicom acquisition, and the remaining funds were used for working capital. In addition to the follow-on offering and shares issued in connection with the Intelicom acquisition, shares were issued in connection with the exercise of stock options during the year ended December 31, 1998.

EARNINGS PER SHARE

     In February 1997, the FASB issued Statement of Financial Accounting Standards SFAS No. 128, "Earnings Per Share" ("SFAS 128"), which revises the methodology of calculating earnings per share. The Company adopted SFAS 128 in the fourth quarter of 1997. All earnings per share amounts for all prior periods have been presented in accordance with and where appropriate, restated to conform to the SFAS 128 requirements. In accordance with SFAS 128,

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

all common stock equivalents that have a dilutive effect on earnings per share are included in the calculation for diluted income per share.

     The following table set forth the computation of basic and diluted earnings
(loss) per share (in thousands, except per share amounts):

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1998       1997      1996
                                                               ----       ----      ----
NUMERATOR:
  Numerator for basic and diluted earnings (loss) per
     share -- earnings (loss) before extraordinary item.....  $(3,100)   $4,801    $1,502
                                                              =======    ======    ======
DENOMINATOR:
  Denominator for basic earnings (loss) per
     share -- weighted-average shares.......................   15,607    12,728     9,890
  Effect of dilutive securities:
     Employee stock options.................................       --       465       219
                                                              -------    ------    ------
  Denominator for diluted earnings (loss) per
     share -- adjusted weighted-average shares and assumed
     conversions............................................   15,607    13,193    10,109
                                                              =======    ======    ======
Basic income (loss) per common share before extraordinary
  item......................................................  $ (0.20)   $ 0.38    $ 0.15
                                                              =======    ======    ======
Diluted income (loss) per common share before extraordinary
  item......................................................  $ (0.20)   $ 0.36    $ 0.15
                                                              =======    ======    ======

     Income per common share for the year ended December 31, 1996 is calculated using the weighted average number of shares of common stock outstanding after giving effect to the retirement of the Company's Class A and B Preferred Stock and the conversion of the Series C Preferred Stock in conjunction with the Company's IPO.

5.  STOCK PLANS

     The Company's 1998, 1997 and 1996 Stock Plans authorize the grant of options to employees, directors and consultants for up to 1,125,000, 1,500,000 shares and 1,125,000 shares, respectively, of the Company's Common Stock. All options granted have 10 year terms and vest and become fully exercisable at the end of 4 years of continued service. In addition, a total of 300,000 shares of Common Stock have been authorized for issuance under the Company's 1996 Employee Stock Purchase Plan. The 1998 and 1996 plans are incentive plans, the 1997 is a non-qualified plan.

     Under the employee stock purchase plan, shares of the Company's Common Stock may be purchased at six-month intervals at 85% of the lower of the fair market value on the first or the last business day of each six-month period. Employees may purchase shares having a value not exceeding 10% of their gross compensation, up to $25,000 of fair market value of such Common Stock, during an offering period.

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

     A summary of the Company's activity in the stock option plans, and related information for the years ended December 31, 1998, 1997 and 1996 follows:

                                                                      WEIGHTED-AVERAGE
                                                          OPTIONS      EXERCISE PRICE
                                                          -------     ----------------
Outstanding at December 31, 1995.......................         --             --
Granted................................................    590,550         $ 9.29
Forfeited..............................................      2,250           9.33
                                                         ---------         ------
Outstanding at December 31, 1996.......................    588,300           9.29
Granted................................................  2,607,643          12.33
Exercised..............................................     47,906           7.77
Cancelled..............................................    534,754          10.52
Forfeited..............................................    124,184           7.88
                                                         ---------         ------
Outstanding at December 31, 1997.......................  2,489,099          12.33
Granted................................................  1,037,800          25.69
Exercised..............................................    232,768           8.12
Forfeited..............................................    344,286          15.11
                                                         ---------         ------
Outstanding at December 31, 1998.......................  2,949,845         $17.21
                                                         =========         ======
Options exercisable at December 31, 1998...............    682,521         $11.69
Options exercisable at December 31, 1997...............    111,583         $ 9.19
Options exercisable at December 31, 1996...............     24,093         $12.24

     In May 1997, 534,750 options previously issued were exchanged for new options covering an equal number of shares and an exercise price equal to the then current market price. The repriced options were included in the number of shares granted and cancelled for 1997.

                                        OPTIONS OUTSTANDING
                                        -------------------    WEIGHTED-AVERAGE
RANGE OF                                    OUTSTANDING           REMAINING        WEIGHTED-AVERAGE
EXERCISE PRICES                           AS OF 12/31/98       CONTRACTUAL LIFE     EXERCISE PRICE
---------------                         -------------------    ----------------    ----------------
$ 7.50-$10.00.........................         612,997               8.0                $ 7.75
$10.00-$12.50.........................         176,000               8.4                 11.50
$12.50-$15.00.........................               0                 0                     0
$15.00-$17.50.........................       1,127,548               8.9                 15.47
$22.50-$25.00.........................         450,600               9.4                 24.17
$25.00-$27.50.........................         559,000               9.3                 26.70
$27.50-$30.00.........................           6,200               9.5                 28.16
$30.00-$32.50.........................          16,500               9.5                 32.16
$32.50-$35.00.........................           1,000               9.5                 34.75
                                             ---------               ---                ------
                                             2,949,845               8.8                $17.21
                                             =========               ===                ======

     Exercise prices for options outstanding as of December 31, 1998 ranged from $7.75 to $34.75 per share. The weighted average remaining contractual life of those options is 8.8 years.

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

stock options. Under APB 25, if the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of the Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                              1998        1997        1996
                                                            --------    --------    --------
Risk-free interest rate...................................       5.5%        5.0%        5.0%
Dividend yield............................................       0.0         0.0         0.0
Expected volatility of market price of company's common
  stock...................................................      0.72        0.63        0.71
Expected option life......................................   5 years     5 years     5 years
Weighted average fair value per share of options granted
  during year.............................................    $16.47       $7.31       $4.86

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except per share amounts):

                                                         1998       1997      1996
                                                        -------    ------    ------
Pro forma net income (loss)...........................  $(7,381)   $3,441    $1,190
                                                        =======    ======    ======
Pro forma earnings per share:
Pro forma basic earnings (loss) per share.............  $ (0.47)   $ 0.27    $ 0.12
Pro forma diluted earnings (loss) per share...........  $ (0.47)   $ 0.26    $ 0.12

6.  DEFERRED COMPENSATION

     In accordance with the terms of his employment agreement, as amended on September 30, 1996, an employee became entitled to receive a payment of $275,000 on or before December 31, 1996 and, as a result of the public offering of the Company's Common Stock, the right to purchase 27,500 shares of the Company's Common Stock for $.01 per share. In addition, during 1996 an employee was given the right to purchase 42,652 shares of the Company's Common Stock for $.01 per share. During 1996, these employees acquired the shares and the difference between the exercise price and the fair value on the date of grant was charged to compensation expense. In connection with an employment agreement entered into during 1996, an employee was awarded 36,000 shares of the Company's Common Stock with a fair value of $336,000 when awarded. The shares vest 25% on April 1, 1997, 25% on October 31, 1998, 25% on October 31, 1999, and 25% on October 31,
2000. The fair value of the shares on the date of award is being amortized as compensation expense over the vesting period.

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

7.  CAPITALIZED LEASE OBLIGATIONS

     The Company leases computer equipment and office furniture under capital leases expiring in various years through 1999. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. Depreciation of assets under capital leases is included in depreciation expense.

     Maturities of capital lease obligations are as follows as of December 31, 1998 (in thousands):

1999........................................................  $ 81
2000........................................................    13
2001........................................................    13
2002........................................................     2
                                                              ----
Total lease obligations.....................................   109
Less: amount representing interest..........................   (10)
                                                              ----
Present value of minimum lease payments.....................  $ 99
                                                              ====

8.  COMMITMENTS

     On June 11, 1996, the Company entered into a noncancelable lease expiring on August 31, 2000 for 48,222 square feet of office space in Stamford, Connecticut. In connection therewith, the Company obtained a letter of credit in the initial amount of $362,000 as security for the lease. Minimum future rental payments due under such lease are $723,330 per year.

     In conjunction with the Intelicom acquisition of January 2, 1998, ITDS acquired from CSC two noncancelable leases expiring in August 2003 for 60,400 square feet of office space in Champaign, Illinois. The Company also leases Connecticut office facilities under a noncancelable operating lease expiring in April 1999. The Company recognizes rental expense on a straight line basis over the term of the lease. Rent expense was $1.6 million, $738,582 and $591,729 for the years ended December 31, 1998, 1997 and 1996, respectively.

     Minimum future rental payments due under such leases as of December 31, 1998 are as follows (in thousands):

1999......................................................    $2,002
2000......................................................     1,734
2001......................................................     1,218
2002......................................................     1,218
2003......................................................       812
                                                              ------
                                                               6,984
Less: sublease income.....................................       (65)
                                                              ------
                                                              $6,919
                                                              ======

     The Company is also obligated to pay utilities and property taxes above the landlords' base year costs.

     The Company has entered into employment contracts with various officers and other employees. The contracts expire in one to four years and require the Company to pay base compensation of approximately $2.1 million per year plus benefits. The contracts provide for

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

discretionary bonuses if approved by the Board of Directors. In addition, as of December 31, 1998, the Company has loans and advances to officers aggregating $374,750 (including $29,324 in interest), which is included in Accounts Receivable.

     The Company maintains an employee savings plan that qualifies as a cash or deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the plan, participating employees may defer up to 15% of their pre-tax compensation, but not more than $10,000 for 1998 and 1997 calendar years. The Company does not contribute to the plan.

9.  EXTRAORDINARY ITEM

     On June 8, 1998, as a result of the follow-on offering described in Note 4, the Company retired the $70 million term loan and terminated the Hedge Agreement obtained in conjunction with the Intelicom acquisition (see Note 2). In connection with repaying the $70 million term loan and canceling the Hedge Agreement, the Company recorded an after tax extraordinary charge of $826,198.

10.  INCOME TAXES

     Significant components of income tax expense (benefit) before extraordinary item are as follows (in thousands):

                                                          YEAR ENDED DECEMBER 31,
                                                        ---------------------------
                                                         1998       1997      1996
                                                        -------    ------    ------
Current:
  Federal.............................................  $ 4,661    $1,667    $  382
  State...............................................      669       575       118
                                                        -------    ------    ------
                                                          5,330     2,242       500
                                                        -------    ------    ------
Deferred:
  Federal.............................................   (6,007)      806       437
  State...............................................     (418)      278       175
                                                        -------    ------    ------
                                                         (6,425)    1,084       612
                                                        -------    ------    ------
Total tax expense (benefit)...........................  $(1,095)   $3,326    $1,112
                                                        =======    ======    ======

     A reconciliation of the applicable federal statutory rate to the Company's effective tax (benefit) rate from income before income tax expense and extraordinary item follows:

                                                              1998     1997    1996
                                                              -----    ----    ----
Statutory rate..............................................  (35.0)%  34.0%   34.0%
State income taxes, net of federal income tax benefit.......    3.9     6.9     7.4
Meals and entertainment.....................................    1.9      --      --
Other, net..................................................    3.1      --     1.1
                                                              -----    ----    ----
                                                              (26.1)%  40.9%   42.5%
                                                              =====    ====    ====

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

     Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
Deferred tax assets:
  Deferred charges..........................................  $    13    $    29
  Depreciation and amortization.............................    1,623        820
  Accrued compensation......................................       74          4
  Reserve for doubtful accounts.............................      748        199
  Interest..................................................        4          4
  Purchased software development costs......................      845         --
  In process research and development.......................    7,435         --
                                                              -------    -------
Total deferred tax assets...................................   10,742      1,056
                                                              -------    -------
Deferred tax liabilities:
  Software development costs................................    5,051      1,966
  Capitalized leases........................................      713        537
                                                              -------    -------
Total deferred tax liabilities..............................    5,764      2,503
                                                              -------    -------
Net deferred tax asset (liability)..........................  $ 4,978    $(1,447)
                                                              =======    =======

11.  LEGAL PROCEEDINGS

     On April 2, 1998, the Company was served with a complaint in Connecticut Superior Court alleging that the Company had breached the terms of its employment contact with Alan K. Greene, the Company's former Chief Financial Officer, and breached other obligations to Greene. The Company intends to vigorously defend itself in the action and has filed a response to the claim and asserted a counterclaim against Mr. Greene. The parties are currently in the discovery phase of the litigation. In addition, on September 11, 1998, Mr. Greene filed an age discrimination suit against the Company in the Connecticut Commission on Human Rights and Opportunities and in the Equal Employment Opportunities Commission. The Company filed its Answer and Position Statement, disclaiming any liability relating to age discrimination, on November 5, 1998.

     In addition, Intelicom, a wholly-owned subsidiary of the Company acquired in January 1998 from Computer Sciences Corporation ("CSC"), is party to litigation and has been threatened with litigation in connection with the operation of its business prior to its acquisition by the Company. Pursuant to the terms of the acquisition, CSC and certain of its affiliates are obligated to defend and indemnify the Company against any obligations arising out of such litigation or threatened litigation.

     The Company does not believe that any liabilities relating to any of the legal proceedings to which it is a party are likely to be, individually or in the aggregate, material to its consolidated financial position or results of operations.

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

12.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31, 1998 (in thousands, except per-share data):

                                                     THREE MONTHS ENDED
                                         ------------------------------------------
                                         12/31/98    9/30/98    6/30/98    3/31/98
                                         --------    -------    -------    --------
Revenue................................  $33,262     $28,832    $27,360    $ 26,006
Operating income (loss)................    6,308       6,003      5,068     (20,384)
Income before extraordinary loss.......    4,095       3,877      2,433      13,505
Net income (loss)......................    4,095       3,877      1,607     (13,505)
Basic income (loss) per share before
  extraordinary loss...................     0.24        0.22       0.11       (1.01)
Diluted income (loss) per share before
  extraordinary loss...................     0.23        0.21       0.11       (1.01)

                                                         THREE MONTHS ENDED
                                              -----------------------------------------
                                              12/31/97    9/30/97    6/30/97    3/31/97
                                              --------    -------    -------    -------
Revenue.....................................   $6,758     $6,039     $5,362     $5,270
Operating income............................    2,027      1,659      1,421      1,439
Net income..................................    1,420      1,240      1,078      1,062
Basic net income per share..................     0.11       0.10       0.08       0.08
Diluted net income per share................     0.11       0.09       0.08       0.08

     The sum of the quarters' net income per share do not equal the full year per-share amounts due to differences resulting from changes in the number of shares of Common Stock outstanding.

     Excluding non-recurring in-process research and development and personnel and indirect acquisition costs associated with the Company's January 2, 1998 acquisition of Intelicom and the extraordinary loss, earnings for the quarter ended March 31, 1998 were $2 million or $.14 per pro forma diluted share.

13.  SUBSEQUENT EVENTS (UNAUDITED)

     On February 8, 1999, the Company announced that it had formed a strategic alliance with Novazen Inc. to include internet-based billing and customer care software in the Company's proprietary suits or products and services.

     On March 24, 1999, the Board of Directors approved a stock buy-back program of up to $10 million. The purchased shares will be used for the Company's stock incentive plans, employee stock purchase plan and other corporate purposes.

      INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               JUNE 30,
                                                                 1999
                                                              -----------
                                                              (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $ 39,617
  Accounts receivable, net of allowances for doubtful
     accounts of $2,133.....................................     36,034
  Prepaid expenses and other current assets.................      4,611
  Deferred income taxes.....................................        884
                                                               --------
Total current assets........................................     81,146
Property and equipment
  Computers, including leased property under capital leases
     of $1,150..............................................     11,011
  Furniture and fixtures....................................      2,423
  Equipment, including leased property under capital leases
     of $54.................................................        618
  Leasehold improvements....................................      1,750
                                                               --------
                                                                 15,802
  Less: accumulated depreciation and amortization...........      7,108
                                                               --------
                                                                  8,694
Other assets:
  Goodwill -- net of accumulated amortization of $4,741.....     46,526
  Product development costs-at cost, net of accumulated
     amortization of $8,747.................................     23,120
  Deferred income taxes.....................................      2,779
  Other.....................................................      2,276
                                                               --------
                                                                 74,701
                                                               --------
Total assets................................................   $164,541
                                                               ========

                       See notes to financial statements.

      INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               JUNE 30,
                                                                 1999
                                                              -----------
                                                              (UNAUDITED)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................   $ 11,164
  Accrued expenses and income taxes payable.................      3,289
  Accrued compensation......................................      2,469
       Customer advances and deferred revenue...............      5,171
  Current maturities of capital lease obligations...........         20
  Other.....................................................        298
                                                               --------
Total current liabilities...................................     22,411
Capital lease obligations...................................         21
STOCKHOLDERS' EQUITY
  Common Stock, $0.01 par value; 40,000 shares authorized,
     17,379 issued and outstanding..........................        174
  Treasury stock, 91,500 shares at cost.....................     (1,180)
  Additional paid-in capital................................    142,386
  Retained earnings.........................................        762
  Unearned compensation.....................................        (33)
                                                               --------
Total stockholders' equity..................................    142,109
                                                               --------
Total liabilities and stockholders' equity..................   $164,541
                                                               ========

      INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                                -------------------
                                                                 1999        1998
                                                                -------    --------
Revenue.....................................................    $68,623    $ 53,366
Costs and expenses:
  Operating expenses........................................     26,100      20,782
  General, administrative and selling expenses..............     11,423       9,961
  Depreciation and amortization.............................      6,443       5,108
  Systems development and programming costs.................     10,888       7,318
  Personnel and indirect acquisition costs..................         --       4,713
  In-process research and development.......................         --      20,800
                                                                -------    --------
                                                                 54,854      68,682
                                                                -------    --------
Operating income (loss).....................................     13,769     (15,316)
Foreign currency loss.......................................       (300)         --
Other income................................................        913         429
Interest expense............................................        (53)     (2,649)
                                                                -------    --------
Income (loss) before income tax expense (benefit) and
  extraordinary item........................................     14,329     (17,536)
Income tax expense (benefit)................................      5,615      (6,464)
                                                                -------    --------
Income (loss) before extraordinary item.....................      8,714     (11,072)
Extraordinary loss (net of $562 tax benefit)................         --         826
                                                                -------    --------
Net Income (loss)...........................................    $ 8,714    $(11,898)
                                                                =======    ========
Income (loss) per common share -- basic:
Income (loss) before extraordinary item.....................    $  0.50    $  (0.80)
Extraordinary loss..........................................         --       (0.06)
                                                                -------    --------
Net Income (loss)...........................................    $  0.50    $  (0.86)
                                                                =======    ========
Shares used in computing basic income (loss) per common
  share.....................................................     17,315      13,913
Income (loss) per common share -- diluted:
Income (loss) before extraordinary item.....................    $  0.49    $  (0.80)
Extraordinary loss..........................................         --       (0.06)
                                                                -------    --------
Net Income (loss)...........................................    $  0.49    $  (0.86)
                                                                =======    ========
Shares used in computing diluted income (loss) per common
  share.....................................................     17,683      13,913

                       See notes to financial statements.

      INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
OPERATING ACTIVITIES
Net income (loss)...........................................  $  8,714    $(11,898)
Adjustments to reconcile net income (loss) before
  extraordinary loss to net cash provided (used) by
  operating activities:
  Write off of in-process research and development..........        --      20,800
  Depreciation and amortization.............................     6,443       5,208
  Deferred income taxes.....................................     1,315      (7,446)
  Amortization of unearned compensation.....................        25         138
  Change in operating assets and liabilities:
     Accounts receivable....................................    (1,321)    (15,141)
     Prepaid expenses.......................................    (2,753)        147
     Customer advances and deferred revenue.................     1,309          95
     Accounts payable, accrued expenses and accrued
      compensation..........................................      (148)      5,428
     Other assets and liabilities, net......................       191       1,543
                                                              --------    --------
Net cash provided (used) by operating activities............    13,775      (1,126)
INVESTING ACTIVITIES
Capital expenditures........................................    (2,615)     (1,758)
Investment in software/business alliance....................    (2,036)         --
Purchase of Intelicom.......................................    (6,000)    (73,832)
Product development costs...................................    (3,727)     (3,693)
                                                              --------    --------
Net cash used for investing activities......................   (14,378)    (79,283)
FINANCING ACTIVITIES
Principal payment of long-term debt.........................       (59)    (70,118)
Proceeds from long term debt................................        --      70,000
Treasury stock..............................................    (1,180)         --
Proceeds from sale of common stock..........................       724      84,510
Financing fee related to acquisition........................        --      (1,483)
                                                              --------    --------
Net cash (used for) provided by financing activities........      (515)     82,909
                                                              --------    --------
Net (decrease) increase in cash and cash equivalents........    (1,118)      2,500
Cash and cash equivalents at beginning of period............    40,735      28,967
                                                              --------    --------
Cash and cash equivalents at end of period..................  $ 39,617    $ 31,467
                                                              ========    ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for interest....................  $     53    $  2,554
Cash paid during the period for taxes.......................  $  3,240    $    695
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCIAL
  ACTIVITIES:
In 1998, the Company issued 606 shares of its common stock,
  valued at $10,000, to CSC as partial financing of the
  acquisition of ITDS Intelicom Services, Inc.

                       See notes to financial statements.

      INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month periods ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999.

CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     On January 2, 1998, the Company acquired a subsidiary of Computer Sciences Corporation ("CSC"), a provider of billing and customer care software, by acquiring all of the outstanding Capital Stock of CSC Intelicom Inc. (now known as ITDS Intelicom Services, Inc.) ("Intelicom"). This acquisition was accounted for using the purchase method of accounting. The purchase price, after working capital adjustments of approximately $14.2 million, aggregated $83.7 million, before direct costs of approximately $1.2 million and consisted of 606,673 shares of Common Stock of the Company valued at $10 million (before registration costs of $100,000) and $73.8 million in cash. In addition, the Company made a $6 million payment in January 1999, which was contingent upon certain performance factors. The assets acquired and liabilities assumed were recorded at their estimated fair value on the date of acquisition and the purchase price in excess of the fair market value of the assets acquired of approximately $45.3 million is being amortized over 15 years. The additional $6 million payment is being amortized over the remaining life of the original goodwill, 14 years. In connection with the acquisition the Company received current assets of $5.9 million, product development costs of $16.6 million, and other non-current assets of $3 million and assumed accrued liabilities of $7.9 million. In addition, purchased research and development costs of $20.8 million, and personnel and indirect acquisition costs of $4.2 million, (principally hiring and temporary staff of $1.3 million, special bonuses paid to company's employees and management of $2.3 million and systems and other costs of $600,000) associated with the Intelicom acquisition have been expensed in 1998. The operations of Intelicom are included with the Company's financial statements since the date of acquisition.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

COMPREHENSIVE INCOME

     For the six months ended June 30, 1999 and 1998, the Company had no other comprehensive income.

      INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC. AND SUBSIDIARIES

2.  STRATEGIC BUSINESS ALLIANCE

     On February 9, 1999, the Company announced it has formed a strategic business alliance with Novazen, Inc. to include Novazen's Internet -- based billing and customer care software in ITDS' proprietary suite of products and services. In addition to other distribution rights, the alliance gives ITDS the exclusive right to provide its clients with Novazen's advanced Internet -- based billing and customer communication software. This software will function with all of ITDS' proprietary service bureau products and services, which already offer wireless service providers with customer acquisition, billing, customer care and process control.

     As part of the transaction, a payment of $2 million was made principally to secure certain software rights. An ownership interest in Novazen was also received. The software rights, including all enhancement and modification to the software, are being amortized over a four year period. The Company's ownership interest in Novazen is being accounted for under the cost method.

3.  INCOME TAX

     Income tax provisions for interim periods, other than unusual items, are based on estimated effective annual income tax rates. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax bases, projected state tax rates and financial reporting bases of assets and liabilities.

     The differences between the effective tax rate and the federal statutory rate is primarily a result of state income taxes and in 1998 the tax benefit anticipated from the nonrecurring costs associated with the Intelicom acquisition.

4.  EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, EARNINGS PER SHARE "SFAS 128", which revises the methodology of calculating earnings per share. The Company adopted SFAS 128 in the fourth quarter of 1997. In accordance with SFAS 128, all common stock equivalents that have a dilutive effect on earnings per share are included in the calculation for dilutive income per share.

     The following table sets forth the computation of basic and diluted earnings per share for the periods indicated.

                                                                SIX MONTHS ENDED
                                                                     JUNE 30
                                                              ---------------------
                                                                1999        1998
                                                              --------    ---------
                                                              IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA
BASIC:
Net income (loss)...........................................  $ 8,714     $(11,898)
                                                              =======     ========
Average shares outstanding..................................   17,315       13,913
                                                              =======     ========
Income (loss) before extraordinary item.....................  $  0.50     $  (0.80)
Extraordinary loss..........................................       --        (0.06)
                                                              -------     --------
Net Income (loss)...........................................  $  0.50     $  (0.86)
                                                              =======     ========

      INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC. AND SUBSIDIARIES

                                                                SIX MONTHS ENDED
                                                                     JUNE 30
                                                              ---------------------
                                                                1999        1998
                                                              --------    ---------
                                                              IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA
DILUTED:
Net income (loss)...........................................  $ 8,714     $(11,898)
                                                              =======     ========
Average shares outstanding..................................   17,315       13,913
                                                              -------     --------
Net effect of dilutive stock options -- based on the
  treasury stock method.....................................      368           --
                                                              -------     --------
          Totals............................................   17,683       13,913
                                                              =======     ========
Income (loss) before extraordinary item.....................  $  0.49     $  (0.80)
Extraordinary loss..........................................       --        (0.06)
                                                              -------     --------
Net Income (loss)...........................................  $  0.49     $  (0.86)
                                                              =======     ========

5.  OFFICER, DIRECTOR AND EMPLOYEE LOANS

     As of June 30, 1999, prepaid expenses and other current assets and other long-term assets include approximately $491,000 of loans and advances to certain officers, directors and employees of the Company.

6.  LEGAL PROCEEDINGS

     On April 2, 1998, the Company was served with a complaint in Connecticut Superior Court alleging that the Company had breached the terms of its employment contract with Mr. Alan K. Greene, the Company's former Chief Financial Officer, and breached other obligations to Mr. Greene. In addition, on September 11, 1998, Mr. Greene filed an age discrimination suit against the Company in the Connecticut Commission on Human Rights and Opportunities and in the Equal Employment Opportunities Commission. The Company filed its Answer and Position Statement, disclaiming any liability relating to age discrimination, on November 5, 1998. On August 2, 1999 the parties executed a settlement agreement which included the mutual release of any and all outstanding claims/obligations. The effect of the settlement was not material to the financial position or results of operations of the Company.

     In addition, Intelicom, a wholly-owned subsidiary of the Company acquired in January 1998 from Computer Sciences Corporation ("CSC") is party to litigation and has been threatened with litigation in connection with the operation of its business prior to its acquisition by the Company. Pursuant to the terms of the acquisition, CSC and certain of its affiliates are obligated to defend and indemnify the Company against obligations arising out of such litigation or threatened litigation.

     The Company does not believe that any liabilities relating to any of the legal proceedings to which it is a party are likely to be, individually or in the aggregate, material to its consolidated financial position or results of operations.

7.  SUBSEQUENT EVENT

     On September 3, 1999, the Company signed an agreement to be acquired by Amdocs Limited in a stock-for-stock transaction. Closing of the transaction is subject to the approval of the Company's stockholders and requires regulatory approvals, as well as certain other customary closing conditions.

                                  UNDERWRITING

     The Company, the selling shareholder and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Banc of America Securities LLC, Deutsche Bank Securities Inc., Lehman Brothers Inc. and Prudential Securities Incorporated are the representatives of the Underwriters.

                                                                Number
                        Underwriters                          of Shares
                        ------------                          ---------
Goldman, Sachs & Co. .......................................
Banc of America Securities LLC..............................
Deutsche Bank Securities Inc................................
Lehman Brothers Inc. .......................................
Prudential Securities Incorporated..........................
                                                              ----------
          Total.............................................  18,000,000
                                                              ==========

                            ------------------------

     If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 2,700,000 shares from the selling shareholder to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the Underwriters by the selling shareholder. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase additional shares.

                                                             Paid by the Selling
                                                                 Shareholder
                                                                 -----------
                                                         No Exercise    Full Exercise
                                                         -----------    -------------
Per Share..............................................  $               $
Total..................................................  $               $

     Shares sold by the Underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial price to public. Any such securities dealers may resell any shares purchased from the Underwriters to certain other
brokers or dealers at a discount of up to $     per share from the initial price
to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

     The Company, substantially all of its principal shareholders, including the selling shareholder, and its officers and directors have agreed with the Underwriters not to dispose of or hedge any of their ordinary shares or securities convertible into or exchangeable for ordinary shares during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. Further, the selling shareholder has agreed for an additional one-year period following the termination of the 90 day lock-up period not to offer, sell, contract to sell or otherwise dispose of any ordinary shares without the consent of the Company's other principal shareholders, except for sales or other distributions in connection with this offering, sales made in the public market in accordance with Rule 144 and privately-negotiated transactions. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

     In connection with the offering, the Underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the ordinary shares while the offering is in progress.

     The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     The Company will pay the expenses of the offering on behalf of the selling shareholder, excluding underwriting discounts and commissions. The total expenses of the offering are estimated to be approximately $1.0 million.

     The Company and the selling shareholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

     Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, commercial or investment banking services to the Company, for which they have in the past received, and may in the future receive, customary fees.

     The inside back cover page contains the following:

* Amdocs Logo with text and a graphical representation of the components of Amdocs' "ADS(NG)/Family of Products". Text: ADS(NG)/Family of Products. End-to-end family of products for publishers of Yellow Pages, White Pages and Internet directories.

------------------------------------------------------
------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS

                                       Page
                                       ----
Enforceability of Civil
  Liabilities........................     3
Prospectus Summary...................     4
Risk Factors.........................     9
Use of Proceeds......................    19
Market Prices and Dividend Policy....    19
Selected Historical Consolidated
  Financial Information..............    20
Management's Discussion and Analysis
  of Results of Operations and
  Financial Condition................    21
Unaudited Pro Forma Condensed
  Combined Financial Statements......    32
Business.............................    38
Management...........................    51
Certain Transactions.................    56
Principal Shareholders and Selling
  Shareholder........................    58
Description of Share Capital.........    60
Comparison of United States and
  Guernsey Corporate Law.............    62
Shares Eligible for Future Sale......    64
Taxation of the Company..............    66
Taxation of Holders of Ordinary
  Shares.............................    68
Legal Matters........................    71
Experts..............................    71
Where You Can Find More Information..    71
Incorporation of Documents by
  Reference..........................    71
Forward-Looking Statements...........    72
Index to Financial Statements........   F-1
Underwriting.........................   U-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                               18,000,000 Shares

                                 AMDOCS LIMITED

                                Ordinary Shares
                            ------------------------

                                 [AMDOCS LOGO]

                            ------------------------
                              GOLDMAN, SACHS & CO.
                         BANC OF AMERICA SECURITIES LLC
                           DEUTSCHE BANC ALEX. BROWN
                                LEHMAN BROTHERS
                             PRUDENTIAL SECURITIES

                      Representatives of the Underwriters
------------------------------------------------------
------------------------------------------------------